As filed with the Securities and Exchange Commission on December 4, 2007
Registration No. 333-146357

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form S-1

AMENDMENT NO. 3
TO
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MILESTONE AV TECHNOLOGIES, INC.
(f/k/a “CSAV Holding Corp.”)
(Exact name of each registrant as specified in its charter)

Delaware	3651	68-0562685
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

8401 Eagle Creek Parkway, Suite 700
Savage, Minnesota 55378
866-977-3901
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Scott Gill
Chief Executive Officer
MILESTONE AV TECHNOLOGIES, INC.
8401 Eagle Creek Parkway
Suite 700
Savage, Minnesota 55378
866-977-3901
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John R. Utzschneider Bingham McCutchen LLP 150 Federal Street Boston, Massachusetts 02110 617-951-8000	Paul L. Choi Robert L. Verigan Sidley Austin LLP One South Dearborn Chicago, Illinois 60603 312-853-7000
(Approximate date of commencement of proposed sale to the public):  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not compete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS	SUBJECT TO COMPLETION, DATED DECEMBER 4, 2007.

12,000,000 Shares

Milestone AV Technologies, Inc.
Common Stock

This is Milestone AV Technologies, Inc.’s initial public offering. We are offering 5,333,333 shares of common stock and the selling stockholders identified in this prospectus are offering an additional 6,666,667 shares of common stock. We will not receive any of the proceeds from the sale of the shares being sold in this offering by the selling stockholders. We expect the initial public offering price of our common stock to be between $12.00 and $14.00 per share.

Prior to this offering, there has been no public market for our common stock. We intend to apply to list our common stock on the New York Stock Exchange under the symbol “MLS”.

Investing in our common stock involves risks. See “Risk Factors” on page 8.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds to Milestone AV Technologies, Inc.	$	$
Proceeds to Selling Stockholders	$	$

Delivery of the shares of common stock will be made on or about          , 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The selling stockholders have granted the underwriters an option to purchase a maximum of 1,800,000 additional shares of our common stock to cover over-allotments of shares, if any, exercisable at any time until 30 days after the date of this prospectus.

Wachovia Securities	Piper Jaffray

William Blair & Company	Jefferies & Company	Robert W. Baird & Co.

The date of this prospectus is          , 2007.

DIGITAL SIGNAGE

HOSPITALITY

HOME THEATER

WORKSTATION

BAR &
RESTAURANT

Mounting and Support Solutions For Every Application.

RESIDENTIAL

EDUCATION

ARCHITECT &
DESIGNER

HOME OFFICE

AIRPORT

CORPORATE

EMERGING
TECHNOLOGIES

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. When you make a decision about whether to participate in this offering, you should not rely on any information other than the information contained in this prospectus. This document may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

USE OF TRADEMARKS AND TRADE NAMES

We own trademarks and trade names that we use in conjunction with the operation of our business. Our registered marks include Chief®, Sanus®, Sanus Systems®, and iC®, and we have applied to register our Milestonetm, Vuepointtm, Chief Sanus Audio Visualtm, VisionMounttm, Sanus Foundationstm and Virtual Axistm trademarks. The® and tm symbols utilized here apply to each instance of the respective mark in this prospectus. This prospectus also contains trademarks and trade names of other companies. All trademarks and trade names appearing in this prospectus are the property of their respective holders.

Dealer Prospectus Delivery Obligations:

Until          , all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information you need to consider in making your decision to invest in our common stock. This summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto included in this prospectus. You should read carefully this entire prospectus and should consider, among other things, the matters set forth in the section entitled “Risk Factors” before deciding to invest in our common stock. Unless otherwise indicated, “Milestone” refers solely to Milestone AV Technologies, Inc. (f/k/a “CSAV Holding Corp.”) and “we,” “us” and “our” refer to Milestone AV Technologies, Inc. and its subsidiaries.

Our Company

We are a leading designer, marketer and distributor of branded audio visual, or AV, mounting equipment and display solutions. We believe we have the largest market share in North America for flat panel display mounting solutions, projector mounting solutions and speaker stands, based on sales, and are one of the top providers of AV furniture and other AV products and accessories. Milestone was formed in 2003 to acquire Chief Manufacturing, Inc., which was founded in 1978 and grew to become the leading supplier of commercial AV mounting systems sold to professional audio visual, or Pro-AV, dealers, and high-end custom home theater dealers. In 2004, Chief Manufacturing, Inc. acquired Decade Industries, Inc. (d/b/a Sanus Systems), or Sanus Systems, which was founded in 1986 and grew to become one of the largest manufacturers of high-quality speaker stands, AV furniture and television wall mounts for the consumer market. As a result of the acquisition of Sanus Systems, we believe we offer the most extensive selection of AV mounting and display solutions for commercial and consumer end-users.

Our innovative products are used in connection with various high-growth AV products, such as flat panel displays and projectors, which are quickly becoming the preferred display technologies of many commercial and consumer end-users. We sell our products through numerous channels, including Pro-AV dealers, regional home theater dealers, consumer electronics retailers, mass merchants and original equipment manufacturers, or OEMs. In order to maximize our channel penetration, we market our products under the Chief and Sanus brand names and have recently introduced the channel specific iC, Vuepoint and simplicity brand names. Through these brands, we currently serve a broad base of over 4,500 customers, and over the past 18 years we have built a strong presence in leading national and regional retailers in the United States and Canada, such as Best Buy.

We operate within the large and rapidly growing AV mounting equipment and display solutions industry. This industry includes AV mounting equipment and other display accessories and furniture that are sold to commercial and consumer end-users. This industry has grown dramatically in recent years as the demand for advanced digital display systems, including flat panel displays and projector systems, has increased. Flat panel displays and digital projectors have become the preferred display technologies across a wide range of commercial and consumer applications. According to iSuppli Corporation, or iSuppli, global sales of flat panel displays are expected to increase from 25.5 million units in 2005 to 76.1 million units in 2007, representing a compound annual growth rate of 72.9%. iSuppli estimates that global flat panel display unit sales will continue to grow from 2007 to 2010, projecting a compound annual growth rate of approximately 23.4%. According to Pacific Media Associates, or Pacific Media, global unit sales of projector systems are expected to increase from 4.1 million units in 2005 to 5.8 million units in 2007, representing a compound annual growth rate of 18.6%. Pacific Media estimates that global sales of projector systems will continue to grow from 2007 to 2010, projecting a compound annual growth rate of approximately 26.1%.

Under the direction of our experienced management team, we have increased our net sales and income from operations over the past several years. From 2005 to 2006, our net sales increased 56.8% from $130.1 million to $204.0 million and our income from operations increased 20.5% from $29.2 million to $35.2 million. While our net income decreased 24.4% from $15.8 million in 2005 to $12.0 million in 2006, the decrease was primarily the result of recapitalization expenses and a recapitalization-related increase in interest payments. More recently, our net sales increased 34.0% from $133.5 million for the nine months ended September 30, 2006 to $178.8 million for the nine months ended September 30, 2007. During that same period, our income from operations increased 42.2% from $21.8 million to $31.0 million and net income increased 40.2% from $7.0 million to $9.8 million. As of September 30, 2007, our total debt was $213.1 million.

Competitive Strengths

We believe the following strengths have contributed significantly to our success and differentiate us from our competition:

Leading market positions.  We believe we are the largest North American supplier, based on sales, of flat panel display mounting solutions, projector mounting solutions and speaker stands, and are a leading supplier of AV furniture and other AV products and accessories.

Strong relationships with a diversified customer base.  We serve over 4,500 customers, including a diverse group of leading Pro-AV and home theater dealers such as AVI and Abt Electronics, OEMs such as Dell, consumer electronics retailers such as Best Buy, and mass merchants and club stores.

Industry-leading product development.  Since the beginning of 2005, we have successfully introduced over 100 new products, which represented more than 40% of our net sales in the first nine months of 2007.

Highly effective customer service.  We have a highly trained internal customer service team of approximately 30 professionals in the United States, the Netherlands and China that typically handles over 16,000 calls per month. In addition, our proprietary web-based tool “Mountfinder” allows customers to cross-reference available mounting solutions and is embedded in several of our customers’ websites.

Multi-branded strategy.  We have developed strong recognition within the commercial market with our Chief brand and within the consumer market with our Sanus, iC, Vuepoint and simplicity brands.

Flexible supply chain capabilities.  Our supply chain includes internal assembly and distribution operations and an extensive network of domestic and international outsourced component suppliers. In the first nine months of 2007, we sourced over 50% of our purchases from our Asian supplier base.

Experienced management team.  During the last three years, our management team has successfully integrated the operations of Chief Manufacturing, Inc. and Sanus Systems, expanded our international operations by increasing global sourcing and establishing European and Asian sales offices and significantly increased our net sales.

Key Growth Initiatives

We believe the following are key components of our growth strategy:

Capitalize on our leading market positions.  As sales of new display technologies, including flat panel displays and projectors, continue to grow, we plan to capitalize on our leading market positions in innovative AV mounting solutions and accessories.

Further penetrate our existing retail customer base.  Our leading presence with many of our retail customers enables us to participate in key merchandising decisions and to grow our business by introducing new products and product categories.

Expand our presence in commercial channels.  Within the commercial segment of our business, we are pursuing opportunities in the growing digital signage, workstation, hospitality and healthcare markets where we can attract new customers and further grow our business.

Introduce new products and product categories.  Our frequent introduction of new, innovative products and the redesign of existing products have been instrumental to our success and we intend to continue to develop and introduce new products and product categories.

Expand our international presence.  We are pursuing sales opportunities in international markets, particularly in the European and Asia-Pacific regions where we have established operations.

Pursue strategic acquisitions.  We plan to pursue strategic acquisitions that will expand our product offerings, enlarge our distribution channels and allow us to penetrate new markets.

Risks Affecting our Business

Our ability to operate our business successfully and execute our business strategy is subject to certain risks, including those that are generally associated with operating in the AV mounting equipment and display solutions industry, such as:

•	we may be unable to develop new products or redesign existing products to compete effectively in the AV mounting and display solutions industry, resulting in a decrease in our net sales and loss of market share;

•	our operations are dependent upon the strength of our relationships with our customers and if these relationships are not maintained, our net sales and profitability may decline;

•	a decline in discretionary consumer spending or commercial technology spending could adversely affect our net sales and cause our operating results to decline;

•	our international operations may be disrupted by events beyond our control; and

•	our level of indebtedness may restrict our ability to expand our business.

Any of these or other factors described more fully in the section entitled “Risk Factors” could adversely affect our business. You should consider carefully the information set forth in the section entitled “Risk Factors” beginning on page 8 and all other information contained in this prospectus before investing in our common stock.

We are a Delaware corporation and the address of our principal executive offices is 8401 Eagle Creek Parkway, Suite 700, Savage, Minnesota 55378. Our telephone number is 866-977-3901 and our website is www.milestoneav.com. Any references to www.milestoneav.com, www.chiefmfg.com or www.sanus.com in this prospectus are inactive textual references only and the information contained on our websites is neither incorporated by reference into this prospectus nor intended to be used in connection with this offering.

THE OFFERING

Common stock offered by us	5,333,333 shares

Common stock offered by the selling stockholders	6,666,667 shares

Common stock to be outstanding after this offering	33,902,365 shares

Underwriters’ over-allotment option to purchase additional common stock from the selling stockholders	1,800,000 shares

Use of proceeds	We intend to use our net proceeds from this offering to repay outstanding indebtedness under our first lien term loan. We will not receive any proceeds from the shares sold by the selling stockholders. See “Use of Proceeds” for more information.

Proposed NYSE Symbol	MLS

The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of November 1, 2007. This number does not include, as of November 1, 2007:

•	128,700 shares of common stock issuable upon the exercise of options outstanding, at an exercise price of $3.67 per share;

•	233,333 shares of common stock issuable upon the exercise of options that are expected to be granted contemporaneously with the effectiveness of the registration statement of which this prospectus forms a part, with an exercise price equal to the offering price;

•	91,806 shares of common stock reserved for future grant or issuance under our existing equity incentive plan; and

•	An additional 3,066,667 shares of common stock reserved for future grant or issuance under our new equity incentive plan.

The number of shares of common stock to be outstanding after this offering includes 494,494 shares of common stock issuable upon the exercise of options outstanding that terminate upon, and that we expect will be exercised prior to, the consummation of this offering.

Unless otherwise noted, all information contained in this prospectus gives effect to a 143 for 1 stock split that was effected on November 21, 2007, assumes no exercise by the underwriters of their over-allotment option, rounds up to the nearest share for any outstanding fractional share interests, gives effect to the conversion of all Class B common stock and Class C common stock into one class of common stock and gives effect to the amendment and restatement of our certificate of incorporation and the amendment and restatement of our bylaws to be effective upon completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table sets forth our summary consolidated financial data as of the dates and for the periods indicated. The historical consolidated statement of income data for the years ended December 31, 2004, 2005 and 2006 are derived from, and are qualified in their entirety by, our historical audited consolidated financial statements included elsewhere in this prospectus. The historical consolidated statement of income data for the nine months ended September 30, 2006 and 2007 and the historical consolidated balance sheet data as of September 30, 2007 are derived from and are qualified in their entirety by our unaudited consolidated financial statements included elsewhere in this prospectus. Our acquisition of Sanus Systems was completed on September 24, 2004, and the financial information subsequent to that date reflects the results of the combined company.

Our historical results for prior interim periods are not necessarily indicative of results to be expected for a full year or in any future period. You should read the following summary financial and other data together with “Business,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. In the following tables (including the footnotes thereto), dollars are in thousands, except per share data and as otherwise indicated.

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(Unaudited)

Statement of Operations Data:
Net Sales	$60,295	$130,110	$204,001	$133,472	$178,807
Cost of Goods Sold	26,516	64,325	111,508	71,624	106,353

Gross Profit	33,779	65,785	92,493	61,848	72,454
Operating Expenses:
Selling	11,187	21,051	32,784	22,217	25,740
General and Administrative	4,819	10,049	13,789	8,652	10,481
Research and Development	1,329	2,943	4,029	2,474	4,968
Acquisition Costs(1)	868	1,297	74	83	—
Share-Based Compensation	—	1,258	533	533	314
Share-Based Compensation Related to Recapitalization(2)	—	—	6,118	6,118	—

Income from Operations	15,576	29,187	35,166	21,771	30,951
Interest Expense	(1,148)	(3,765)	(13,086)	(7,808)	(15,778)
Other Income (Expense), net	(99)	(1,024)	(1,889)	(1,565)	656

Income before Taxes	14,329	24,398	20,191	12,398	15,829
Provision for Income Taxes	4,720	8,583	8,232	5,376	5,986

Net Income	$9,609	$15,815	$11,959	$7,022	$9,843
Preferred Stock Dividend	(5,082)	(43,651)	—	—	—

Net Income (Loss) Applicable to Common Stockholders	$4,527	$(27,836)	$11,959	$7,022	$9,843

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(Unaudited)
Per Share Data:
Basic Net Income Per Share(3)	$0.28	$(1.03)	$0.43	$0.25	$0.35

Diluted Net Income Per Share(4)	$0.26	$(1.03)	$0.42	$0.25	$0.35

Weighted Average Shares Outstanding — Basic	16,226,645	27,055,540	28,088,775	28,088,775	28,081,566

Weighted Average Shares Outstanding — Diluted	17,694,236	27,055,540	28,252,787	28,246,046	28,460,438

Other Data:
EBITDA(5)	$16,257	$30,364	$36,160	$22,105	$34,251
Adjusted EBITDA(5)	17,099	33,811	44,581	30,278	38,716
Capital Expenditures	936	925	3,446	2,604	2,412

	As of September 30, 2007
		Pro Forma
	Actual(6)	as Adjusted(7)
	(Unaudited)
	(as restated)(8)
Balance Sheet Data:
Cash and Cash Equivalents	$3,703	3,703
Total Assets	180,022	179,628
Total Debt	213,125	151,372
Class B Nonvoting Common Stock Subject to Put	7,287	—
Total Stockholders’ Equity (Deficit)	(75,720)	(7,074)

(1)	Acquisition costs include professional fees, retention bonuses paid to employees and other costs related to the acquisition of Sanus Systems in September 2004.
(2)	Share-based compensation related to recapitalization consists of a $6.1 million payment to optionholders and management holders of restricted stock in 2006 as part of the 2006 recapitalization. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recapitalizations.”
(3)	Basic net income per share is calculated by dividing net income by the weighted-average number of common shares outstanding.
(4)	Diluted net income per share is calculated by dividing net income by the weighted-average number of common shares outstanding adjusted by the number of additional shares that would have been outstanding had the common shares from outstanding in-the-money options and warrants been issued.
(5)	EBITDA represents net income before income tax expense, interest income, interest expense, depreciation and amortization. Adjusted EBITDA is defined as EBITDA without giving effect to share-based compensation, acquisition costs, share-based compensation related to recapitalization, inventory valuation adjustments and other income (expense). We have presented EBITDA and Adjusted EBITDA because we consider them important supplemental measures of our performance and believe they are frequently used by analysts, investors and other interested parties in the evaluation of companies in our industry. Management uses EBITDA and Adjusted EBITDA as measurement tools for evaluating our actual operating performance compared to budget and prior periods. Other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do. EBITDA and Adjusted EBITDA are not measures of performance under GAAP and should not be considered a substitute for net income prepared in accordance with GAAP. EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA and Adjusted EBITDA do not reflect our interest expense, or the cash requirements necessary to service interest or principal payment on our debt;

•	EBITDA and Adjusted EBITDA do not reflect our tax expense or the cash requirements necessary to pay our taxes; and

•	Although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirement for such replacements.

We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA only as information supplemental to those results.

The following table contains a reconciliation of our net income determined in accordance with GAAP to EBITDA and Adjusted EBITDA:

				Nine Months
				Ended
	Year Ended December 31,			September 30,
	2004	2005	2006	2006	2007
				(Unaudited)
EBITDA Reconciliation:
Net Income	$9,609	$15,815	$11,959	$7,022	$9,843
Provisions for Income Taxes	4,720	8,583	8,232	5,376	5,986
Interest Expense	1,148	3,765	13,086	7,808	15,778
Depreciation and Amortization	780	2,201	2,883	1,899	2,644

EBITDA	16,257	30,364	36,160	22,105	34,251
Share-Based Compensation(a)	—	1,258	533	533	314
Acquisition Costs	868	1,297	74	83	—
Share-Based Compensation Related to Recapitalization	—	—	6,118	6,118	—
Inventory Valuation Adjustment(b)	—	—	—	—	5,009
Other (Income) Expense	(26)	892	1,696	1,439	(858)

Adjusted EBITDA	$17,099	$33,811	$44,581	30,278	38,716

(a)	Share-based compensation primarily consists of costs related to the restricted stock owned by employees that was issued in exchange for nonrecourse (for accounting purposes) notes. As part of the recapitalization in July 2006, the underlying employee notes were repaid, using bonuses paid by us, triggering the six-month holding period after which share-based compensation expense is no longer recorded for these shares.

(b)	Inventory valuation adjustment consists of an inventory charge, which is included in cost of goods sold, related to (i) excess raw materials caused by the shut-down of one of our domestic assembly operations due to increased sourcing of finished product from China; and (ii) finished goods for the launch of our European operations that we subsequently determined were inappropriate for this market and accordingly obsolete.

(6)	Total debt and total stockholders’ equity (deficit) reflects the effect of the recapitalization of our company in 2006. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recapitalizations”.

(7)	Reflects (i) the automatic conversion of all outstanding shares of our Class B common stock and Class C common stock into shares of common stock prior to the effectiveness of the registration statement of which this prospectus forms a part, (ii) the receipt by us of estimated net proceeds of $61.8 million from the sale of 5,333,333 shares of common stock offered by us, at an initial public offering price of $13.00 per share, the mid-point of the estimated price range shown on the front cover of this prospectus, after deducting the estimated underwriting discount and offering expenses payable by us, (iii) the payment by us of $61.8 million to repay outstanding indebtedness as described under “Use of Proceeds” and (iv) writing down $0.4 million of outstanding deferred financing costs in conjunction with the debt repayment.

(8)	The Company restated its consolidated balance sheets as of December 31, 2005 and 2006 to appropriately classify certain shares of Class B nonvoting common stock as permanent equity. See Note 14 of the notes to the consolidated financial statements included elsewhere herein for additional information.

RISK FACTORS

You should carefully consider the following risk factors in addition to the other information presented in this prospectus before investing in our common stock. Any of the following risks could materially and adversely affect our business, financial condition, results of operations or cash flows. If any of the events or developments described below actually occurs, the trading price of our common stock may decline, and you may lose all or part of your original investment.

Risks Relating to Our Business

Our industry is highly competitive, and if we are unable to compete effectively, we may lose customers and our net sales may be adversely affected.

The AV mounting equipment and display solutions industry is highly competitive, and we encounter competition from many suppliers in both domestic and foreign markets. We compete against established AV accessories suppliers as well as start-up companies that are developing products and pursuing business strategies similar to ours. Additionally, our retail customers, independent dealers and OEMs could begin manufacturing and selling products similar to ours. The highly competitive nature of the industry means we are continually subject to the risk of loss of our market share, loss of significant customers, pricing pressure and the inability to gain market share or acquire new customers.

Our ability to compete successfully depends on a number of factors, both within and outside our control. These factors include the following:

•	our success in designing and developing new or enhanced products;

•	our ability to address the needs of our retail customers, independent dealers, OEMs and consumers;

•	the pricing, quality, performance, reliability, features, ease of installation and use, and diversity of our products;

•	the quality of our customer service; and

•	product or technology introductions by our competitors.

Some of our principal competitors may have greater financial resources than we have and may be better able to withstand changes in market conditions within the industry. Additionally, we may encounter increased competition in the future, which could magnify these competitive risks.

Our operations are dependent upon the strength of our relationships with our retail customers, independent dealers and OEM customers and their success in selling our products. If these relationships are not maintained, our net sales and profitability may be adversely affected.

Our revenue depends on our net sales to our retail customers, independent dealers and OEM customers. One of our customers, Best Buy, Inc., accounted for approximately 25% of our net sales in 2006. Our success is dependent upon the willingness and ability of our retail customers, dealers and OEM customers to market and sell our products to consumers. In many cases, the purchasing authority for our customers is concentrated within a small group of buyer representatives, and, as a result, our relationships with these customers are highly dependent on the purchasing decisions of these representatives. If any of our significant customers were to experience financial difficulties, reduce the quantity of our products it sells or stop selling our products, our net sales and results of operations may be adversely affected.

Our customers generally do not have long-term contracts with us and instead purchase products from us on a purchase order basis. Consequently, our retail customers, independent dealers and OEM customers may terminate their relationships with us or materially reduce the level of their purchases of our products with little or no notice and without penalty to them. If any of our significant retail customers or OEM customers terminates its relationships with us, there can be no assurance that we will establish substitute relationships in a timely manner, which could negatively impact our net sales and results of operations.

If we do not continue to improve our core products or develop new products that meet the constantly changing demands of our customers in a timely manner, our net sales may be adversely affected.

Our success is based in large part on meeting the demands of Pro-AV installers and consumer electronics end-users. We must regularly improve our core products and introduce new products and technologies that gain market acceptance. Our future results of operations will depend to a significant extent on our ability to provide products that compare favorably on the basis of appearance, performance and cost with the products of our competitors and to introduce such products to the market in a timely manner.

We may experience difficulties that delay or prevent the development, introduction or market acceptance of new products and technologies. Some or all of our products may not achieve commercial success as a result of technological problems, competitive cost issues or other factors. Our delivery schedules for new products may be delayed due to manufacturing or other difficulties. In addition, our retail customers, independent dealers and OEM customers may decide not to introduce or may cease to sell our new products for a variety of reasons, including:

•	unfavorable comparisons with products introduced by others;

•	superior technologies developed by competitors;

•	price considerations; and

•	lack of anticipated or actual market demand for our products.

We invest significant time and resources in research and development to improve our product offerings. We invested 2.8% of our net sales in research and development during the nine months ended September 30, 2007 compared to 1.9% of our net sales during the same period in 2006. We may be unable to recover any expenditures we make relating to one or more new products or technologies that ultimately prove to be unsuccessful for any reason. In addition, any investments or acquisitions made to enhance our product lines may fail, which could result in significant additional expense, or a decrease in our net sales, either of which would adversely affect our results of operations and impair our financial condition.

A reduction in discretionary consumer spending or commercial technology spending would likely have an adverse effect on our net sales, which would harm our results of operations.

The consumer electronics that our products support are discretionary purchases and our products are optional accessories for those consumer electronics. As a result, a recession in the general economy or other conditions adversely affecting disposable consumer income and retail sales would likely reduce our net sales. Consumer spending is volatile and is affected by many factors, including interest rates, consumer confidence levels, tax rates, employment levels and prospects and general economic conditions. If discretionary consumer spending on electronics declines, our net sales would likely be adversely affected, which would harm our results of operations.

Our sales to the commercial channels depend on AV and information technology spending by businesses, governments and educational and religious institutions. If these entities decrease spending on AV and information technology products, our net sales would likely decrease, which would harm our results of operations. Commercial spending on AV and information technology products fluctuates and is affected by many factors, including technical obsolescence, changing budget priorities and general economic conditions. If commercial technology spending declines, our net sales would likely be adversely affected, which would harm our results of operations.

We rely on third-party suppliers, and their failure to maintain satisfactory delivery schedules or comply with our design specifications could increase our costs, disrupt our supply chain and result in our being unable to deliver our products, all of which would negatively impact our results of operations.

The majority of our products are manufactured and assembled by third-party suppliers located in the United States, China, Malaysia and New Zealand. We cannot be certain that we will not experience difficulties with our suppliers, such as reductions in the availability of production capacity, errors in complying with product specifications, insufficient quality controls, failures to meet production deadlines, increases in manufacturing costs or failures to comply with our requirements for the proper utilization of our intellectual property. Our third-party suppliers also serve other customers, and if any of our suppliers prioritize production for such other customers over production for us, we may be unable to fill our customers’ orders. If we are unable to fulfill customer orders, our net sales, and consequently our future operating results, would be adversely affected. The inability of our third-party suppliers to fill orders for us as anticipated in terms of cost, quality and timeliness or the loss of any of these relationships could adversely affect our ability to fill our customers’ orders in accordance with required delivery, quality and performance requirements. Additionally, rapid increases in orders from any of our significant customers or increases in our forecasts could cause our requirements to exceed the capacity of our third-party suppliers. Moreover, although we supply detailed design specifications for our products to each of these suppliers, the failure by our third-party suppliers to follow precisely our design specifications could subject us to product liability or warranty claims or product recalls and could cause us to decide not to sell completed products, which would cause significant expense and may result in delayed shipments to our customers. If any of these events were to occur, the resulting decline in revenue or unforeseen increase in costs would harm our business. In addition, qualifying new suppliers is time-consuming and could result in unforeseen manufacturing and operational problems.

We are currently dependent on sales from a small number of specific product categories, and the decline in market demand for these types of products would decrease our net sales.

Because the sale of a large percentage of our products is dependent on the sale of flat panel displays, factors such as changes in consumer preferences, competition, product obsolescence and general market conditions in the consumer electronics industry could adversely affect our business and may have a disproportionately greater impact on us than on our competitors. In addition, our competitors design, market and manufacture products that are substantially similar to our product models. If our competitors are successful with those products, our net sales may be negatively affected.

As the market for flat panel displays matures and becomes more fully penetrated, market demand for these products and related accessories, including our products, may decrease. Any such change may have a disproportionately greater impact on us than on our competitors.

We have substantial indebtedness that may restrict our business and operations, reduce our cash flows and restrict our future access to sufficient funding to finance desired growth.

As of September 30, 2007, prior to giving effect to this offering, we had outstanding indebtedness of $213.1 million. We intend to apply $61.8 million of the proceeds from this offering to repay a portion of our outstanding indebtedness. As of September 30, 2007, after giving effect to this offering and the intended use of proceeds, we would have had outstanding indebtedness of approximately $151.4 million. Having this amount of indebtedness makes us more vulnerable to adverse changes in general economic, industry and competitive conditions and places us at a disadvantage compared to our competitors that may have greater financial resources. If we do not have sufficient earnings to service our debt, we may need to refinance all or part of that debt, sell assets, borrow more money or sell securities, which we may not be able to do on favorable terms or at all.

The terms of our credit facilities with a group of financial institutions include customary events of default and covenants that limit us from taking certain actions without obtaining the consent of the lenders. In addition, our credit facilities require us to maintain certain financial ratios and restrict our ability to incur additional indebtedness. These restrictions and covenants may limit our ability to respond to changing business and economic conditions and may prevent us from engaging in transactions that might otherwise be beneficial to us, including strategic acquisitions.

A breach of the provisions of our credit facilities, including any inability to comply with the required financial ratios, could result in an event of default under our credit facilities. If an event of default occurs under our credit facilities (after any applicable notice and cure periods), our lenders could accelerate the repayment of amounts outstanding, plus accrued and unpaid interest, enforce their security interest in substantially all of our assets, and terminate any obligation to make further extensions of credit under our revolving credit facility. In the event of a default under our credit facilities, our lenders could also foreclose against the assets securing the facilities. In the event of a foreclosure on all or substantially all of our assets, we may not be able to continue to operate as a going concern.

The industry in which we operate is cyclical and if we do not accurately forecast product demand, we may have excess inventory to liquidate or have greater difficulty filling our customers’ orders, either of which could adversely affect our business and profitability.

The consumer electronics industry has experienced significant cyclical downturns at various times and is subject to rapid changes in consumer preferences. These factors make it difficult to forecast consumer demand for AV accessories, and if we overestimate demand for our products, we may be forced to liquidate excess inventories at a discount, resulting in lower gross margins. Conversely, if we underestimate consumer demand, we could have inventory shortages, which could result in lost potential sales, delays in shipments to customers, strains on our relationships with customers and diminished brand loyalty. Moreover, because our product line is limited, we may be disproportionately affected by economic downturns in the consumer electronics industry, changes in consumer preferences and other factors affecting demand, which may make it more difficult for us to forecast accurately our production needs, exacerbating these risks. A decline in demand for our products, or any failure on our part to satisfy increased demand for our products, could cause us to lose potential sales and existing customers, which, in turn, would harm our operating results.

We rely on third-party suppliers to manufacture our products and any failure by them to comply with local and national regulations, including labor laws, could damage our reputation and our net sales could be adversely affected.

We rely on third-party suppliers in the United States, China, Malaysia and New Zealand to manufacture and assemble our products. We do not control our third-party suppliers or their respective labor practices. If one of our third-party suppliers violates generally accepted labor standards by using child labor, failing to pay compensation in accordance with local law, failing to operate its factories in compliance with local safety regulations or diverging from other labor practices generally accepted as ethical, we may choose to cease dealing with that supplier, and we could suffer an interruption in our product supply. In addition, these actions by a supplier could result in negative publicity and may damage our reputation and the value of our brands and could discourage retail customers, independent dealers, OEM customers and consumers from buying our products.

A majority of our suppliers are located overseas, and any interruption in or termination of our relationship with our foreign suppliers could negatively affect our business, result in increased cost of goods sold or lead to an inability to deliver our products to our customers.

We rely on third parties to supply the majority of our products, and the majority of our suppliers are located in Asia, principally in China. Potential events that could adversely affect our foreign supply chain include the following:

•	political instability, acts of war or terrorism or other international events resulting in the disruption of trade with countries where our suppliers’ manufacturing facilities are located;

•	changes in policies of the United States or foreign governments resulting in, among other things, increased duties, higher taxation, currency conversion limitations, restriction on the transfer or repatriation of funds, limitations on imports or exports or the expropriation of private enterprises;

•	revocation of “most favored nation status” and trade preferences for certain Asian nations, including China and Malaysia;

•	disruptions in shipping and freight forwarding services, including as a result of dockworker or port strikes;

•	increases in oil prices, which would increase the cost of shipping;

•	interruptions in the availability of basic services and infrastructure, including power shortages;

•	extraordinary weather conditions (such as hurricanes, typhoons and snowstorms) or natural disasters (such as earthquakes and tsunamis); and

•	the occurrence of an epidemic, the spread of which may impact our ability to obtain products on a timely basis.

These and other events beyond our control could interrupt production in offshore facilities, increase our cost of goods sold, impair our ability to timely ship orders, delay receipt of products into the United States, cause us to miss the delivery requirements of our customers or prevent us from sourcing products at all. As a result, we could experience lost sales, cancellation of orders, refusals to accept deliveries or a reduction in purchase prices, any of which could adversely affect our net sales, results of operations, reputation and relationships with our customers. If our relationship with any of our suppliers is interrupted or terminated for any reason, we would need to locate alternative supply sources. The establishment of new supply relationships involves numerous uncertainties, and we cannot be certain that we would be able to obtain alternative supply sources in a manner that would enable us to meet our customer orders on a timely basis or on satisfactory commercial terms. If we are required to change any of our major suppliers, we may experience increased costs, substantial disruptions in the manufacture and shipment of our products and a potential loss of net sales.

We are subject to product liability, warranty and recall claims, which could damage our reputation and cause us to incur substantial costs.

Due to the risk of property damage related to the use of our products, our business exposes us to claims for product liability and warranty claims if the use of our products results in or is alleged to result in property damage, personal injury, disability or death or if our products actually or allegedly fail to perform as expected. In 2005, we voluntarily initiated a recall, in cooperation with the U.S. Consumer Product Safety Commission, of our VMSA wall-mount product in response to the discovery of a slightly undersized threaded shaft on some VMSA units. Although this undersizing created the potential for a loosening of the main support nut if a television was repeatedly adjusted, there have been no reports of any product failures, and we believe this recall has not had an adverse effect on our business. There can be no assurance that we will not be subject to further recalls of our products. Any product recall could cause us to incur substantial cost, and could cause irreparable harm to our reputation with our customers, which could result in lost potential sales and existing customers. There can be no assurance that we will be able to defend successfully or settle the product liability claims and lawsuits to which we are and in the future may be subject.

We attach warning labels to our products and packaging relating to safe usage and installation and the risk of property damage. However, if a product liability claim is brought against us, the content of the warnings, the placement of them or both may be considered inadequate by courts, exposing us to potential liability. We cannot be certain that our safety warning labels and installation instructions will be considered adequate. Product liability claims could result in our having to expend significant time and expense to defend these claims and to pay, if necessary, settlement amounts or damages, which could reduce our net income.

There can be no assurance that our product liability insurance coverage will be adequate, that our insurers will be financially viable when payment of a claim is required or that we will be able to obtain such insurance in the future on acceptable terms, if at all.

We do not control the installation of our products, and if our products are not properly installed by Pro-AV installers or integrators, our independent dealers, or do-it-yourself customers, our reputation could suffer, we could be subject to product liability and warranty claims, and our net sales could be adversely affected.

The successful use of our products depends upon proper installation. Our products are generally installed by Pro-AV installers or integrators, our independent dealers and do-it-yourself customers. We do not train our independent dealers or consumer electronics retail customers on the installation of our products, and we do not monitor or assess the quality of installation of our products by these third parties. The failure by these third parties to properly install our products could harm our reputation or subject us to product liability or warranty claims, which in turn could adversely affect our net sales and could increase warranty claims and costs.

We are subject to risks from our international operations, such as increased costs and additional legal compliance obligations, which could impair our ability to compete and our profitability.

We currently conduct operations in three foreign countries, and we intend to continue to pursue additional international opportunities. Our international operations are subject to the customary risks of operating in an international environment, including compliance with foreign laws and regulations and the potential imposition of trade or foreign exchange restrictions, tariff and other tax increases, fluctuations in exchange rates, inflation, political instability, the potential unavailability of intellectual property and labor issues. In addition, our subsidiaries in Hong Kong and China are far away from our U.S. headquarters. We rely to a significant extent on local management to conduct day-to-day operations and to comply with local and national laws and regulations. If our foreign subsidiaries fail to comply with applicable laws, we may face fines or increased costs or may no longer be permitted to operate in the those countries.

If we or our suppliers are unable to obtain raw materials or component parts, our costs could increase or the delivery of our products could be delayed, which could adversely affect our net sales and results of operations.

The production capacity of our suppliers is dependent, in part, upon the availability of raw materials and component parts. Our suppliers may experience shortages of raw materials, which could result in increased costs to us or delays in delivery of our products from our suppliers. As a result, we could experience cancellation of orders, refusal to accept deliveries or a reduction in our net sales prices and profit margins, any of which could harm our net sales and results of operations.

If we fail to secure or protect our intellectual property rights, competitors may be able to use our intellectual property, which could weaken our competitive position, adversely affect our net sales and increase our costs.

We believe that our success depends in part on protecting our proprietary technology. We rely on a combination of patent, trade secret and trademark laws, confidentiality procedures, and contractual provisions to protect our intellectual property. We face risks associated with our intellectual property including the following:

•	third parties may challenge or circumvent patents issued to us;

•	trade secret laws afford only limited protection;

•	unauthorized parties may attempt to copy or otherwise use information that we regard as proprietary despite our efforts to protect our proprietary rights;

•	others may independently develop similar or superior technology, duplicate our technologies, or design around patents issued to us; and

•	effective protection of intellectual property rights may be limited or unavailable in some foreign countries in which we operate.

We may not be able to obtain effective patent, trademark, service mark, copyright and trade secret protection in every country in which we sell our products. In addition, we may find it necessary to take legal action in the future to enforce or protect our intellectual property rights, and such action may fail. Our means of protecting our proprietary rights in the United States or abroad may not be adequate and our competitors may independently develop similar technologies. If our intellectual property protection is insufficient to protect our intellectual property rights, we could face increased competition and our net sales may be adversely affected.

The time and expense of defending against challenges to our patents and other intellectual property could divert substantial financial resources and our management’s attention from our business. Our goodwill and ability to differentiate our products in the marketplace could be negatively affected if we were unsuccessful in defending against such challenges.

We own 16 utility patents and 103 design patents, both U.S. and foreign, and have an additional 67 patents pending in the United States. In addition, we hold 16 registered trademarks and have 37 pending applications for trademarks in the United States, which we believe are important for marketing our products to our customers. We also own several copyrights and a wide array of unpatented proprietary technology and know-how. We license certain intellectual property from third parties, including technology related to remote control and motorized mounts for display devices.

Our ability to compete effectively with other companies depends significantly on our ability to maintain the proprietary nature of our intellectual property. Although our patents and trademarks are currently registered in the United States and in certain foreign countries, we still face risks that our patents and trademarks may be circumvented. Additionally, we may violate the proprietary rights of others and we may be prevented from using our patents or trademarks if challenged. A challenge to the use of our patents or trademarks could result in a negative ruling regarding use of our patents or trademarks, their validity or their enforceability, or could prove expensive and time consuming to defend. In addition, we may not have the financial resources necessary to enforce or defend our patents and trademarks. We also face risks as to the degree of protection offered by our various patents, the likelihood that patents will be issued for our pending patent applications or, with regard to our licensed intellectual property, that the licenses will not be terminated. If we are unable to maintain the proprietary nature of our intellectual property, our goodwill and ability to differentiate our products in the market could be negatively affected and our market share and profitability could be reduced.

Expanding our distribution to mass merchants could negatively affect our reputation with customers and results of operations.

We sell our products to consumer electronics retailers and independent dealers in an effort to maintain a high quality image for our brands and premium price points for our products. We also sell separately branded products under the Vuepoint and simplicity brand names to mass merchants at lower price points. Although we have not experienced a negative effect on our business by expanding our distribution to mass merchants to date, we could experience a long-term effect on the brand image of our higher end products and on our reputation with consumers by marketing our products through mass merchants, which could decrease our sales to high-end consumer electronics retailers and independent dealers and decrease our profitability, which would negatively impact our results of operations and overall financial condition.

We are heavily dependent on our executive officers, management, and product design, sales, marketing and customer service professionals, and the loss of any of them or the failure to attract new personnel could adversely affect our ability to operate our business and to develop and market our products successfully.

We are dependent on the skills, experience and continued service of our executive officers, including our Chief Executive Officer and Chief Financial Officer, and other members of our management. We have entered into employment agreements with our key officers, which include secrecy, non-competition and other customary provisions. These non-competition provisions are of limited duration, expiring a maximum of two years from the date of an individual’s departure from our company. If these individuals cease to be active in the management of our business, or if these individuals decide to join a competitor or otherwise compete directly or indirectly with us, our business and operations could be harmed and we could have difficulty in implementing our strategy. We do not currently maintain key-man life insurance policies for any of our executive officers.

To expand our business we will also need to attract, retain and motivate highly skilled product design, sales, marketing and customer service professionals. Competition for many of these types of personnel is intense. As a result, we may not be able to attract or retain qualified personnel.

We might not successfully integrate future acquisitions, which could materially adversely affect our business, financial condition, results of operations and cash flows.

As part of our growth strategy, we intend to continue to pursue strategic business acquisitions or make investments in other products and businesses that could enhance our capabilities, complement our current products or expand the breadth of our market or customer base, and the magnitude of any such transaction could be significant. Although we have experience in acquiring businesses, we may not be able to identify, negotiate or finance any future acquisition or investment successfully.

Integrating acquisitions requires the expenditure of significant resources. Any such future acquisitions could harm our results of operations, particularly in the fiscal quarters immediately following their completion while we integrate the operations of the acquired businesses. Once integrated, acquired operations may not achieve levels of revenues, gross profit or productivity comparable with those achieved by our existing operations or otherwise perform as expected. If we fail to recognize or address these matters in a timely manner or to devote adequate resources to them, we may fail to achieve our growth strategy and otherwise may not realize the intended benefits of a given acquisition. Furthermore, the consideration paid in connection with an investment or acquisition may affect our financial results. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash and borrowing capacity to consummate any acquisition. To the extent that we use common shares or other rights to purchase capital stock, including options or other rights, existing stockholders may be diluted and earnings per share may decrease.

Fluctuations in foreign currency exchange rates could harm our results of operations.

We conduct operations in and generate sales from many areas of the world involving transactions denominated in a variety of currencies. Additionally, we outsource the manufacture of some of our products and components to contract suppliers in China, Malaysia and New Zealand. While we pay these suppliers in U.S. dollars, their costs are typically based upon the local currency of the country in which they operate. Any decrease in the value of the U.S. dollar against these foreign currencies could result in our suppliers seeking an increase in the price we pay them, which would result in a corresponding increase in our cost of goods sold and, if not accompanied by offsetting price increases, a decrease in our gross margin, which would reduce our profits.

Despite our current leverage, we may still be able to incur significant additional indebtedness, which could further exacerbate the risks that we face.

We may be able to incur significant additional indebtedness in the future. Although our credit facilities contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions which would allow us to incur a significant amount of additional indebtedness. If new debt is added to our existing debt levels, the related risks that we now face could intensify.

Milestone is a holding company that relies on dividends, interest and other payments, advances and transfers of funds from its subsidiaries to meet its obligations.

Milestone is a holding company that conducts all of its operations through its subsidiaries and currently has no significant assets other than the capital stock of its operating subsidiaries. Consequently, it will rely on dividends and other payments or distributions from its subsidiaries to meet its debt service obligations and enable it to pay dividends. The ability of its subsidiaries to pay dividends or make other payments or distributions to it will depend on their respective results of operations and may be restricted by, among other things, the laws of their respective jurisdictions of incorporation and the covenants of any debt agreements to which it or its subsidiaries are party. In addition, our credit facilities contain restrictions on the ability of Milestone’s subsidiary, CSAV, Inc., to pay dividends or make other distributions to Milestone, subject to specified exceptions.

Risks Relating to the Offering and Ownership of Our Common Stock

There is no existing market for our common stock and we do not know if one will develop to provide you with liquidity.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the New York Stock Exchange or otherwise, or how liquid that market might become. The initial public offering price for the shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering.

Our stock price may be volatile, and you could lose all or part of your investment.

The market for equity securities has been extremely volatile. The following factors, among others, could cause the price of our common stock in the public market to fluctuate significantly from the price you will pay in this offering:

•	actual or anticipated variations in our quarterly results of operations;

•	actual or anticipated results of operations or changes in market valuations of companies in the consumer products, AV accessories or consumer electronics industries;

•	changes in expectations of future financial performance or changes in estimates of securities analysts;

•	fluctuations in stock market prices and volumes;

•	issuances of common stock or other securities in the future;

•	the addition or departure of key personnel; and

•	announcements by us, our competitors or our major customers of acquisitions, investments or strategic alliances.

Volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above the public offering price.

Your interest in us will be immediately and substantially diluted if you purchase common stock in this offering.

If you purchase common stock in this offering, you will experience an immediate and substantial dilution of $15.74 per share of common stock, based on an assumed initial public offering price of $13.00 per share, because the price per share of common stock in this offering is substantially higher than the net tangible book deficit of each share of common stock outstanding immediately after this offering. In addition, if outstanding options to purchase common stock are exercised, there could be substantial additional dilution. See “Dilution” and “Management — Compensation Discussion and Analysis” for information regarding outstanding options and additional stock options that we may grant.

The sale of a substantial number of shares of common stock after this offering may cause the price of our common stock to decline.

If our existing stockholders sell shares of common stock in the public market following this offering, including shares issued upon the exercise of outstanding options, or if the market perceives that these sales could occur, the market price of our common stock could decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate, or to use equity as consideration for future acquisitions.

Upon completion of this offering, we will have 33,902,365 outstanding shares of common stock, assuming no exercise of outstanding options (other than 494,494 shares of common stock issuable upon the exercise of options outstanding that terminate upon, and that we expect will be exercised prior to, the consummation of this offering). After this offering, the 12,000,000 shares to be sold in this offering will be freely tradable. 21,902,365 shares and 128,700 shares issuable upon exercise of outstanding options are subject to lock-up agreements in which the holders have agreed, subject to certain exceptions, not to sell any shares for 180 days, subject to extension under certain circumstances, after the date of this prospectus without the prior written consent of the representatives for the underwriters. The shares and shares issuable upon the exercise of options that are subject to lock-up agreements generally will be available for sale after the end of the lock-up period.

We are also party to a registration rights agreement that will obligate us, after completion of this offering, to register for public resale an aggregate of 21,886,274 shares of outstanding common stock, at the option of the stockholders who are parties to that agreement. If, upon the expiration of the lock-up agreements, all or a portion of these stockholders exercise their right to require us to register their shares for resale and sell shares of common stock in the public market, the market price of our common stock could decline.

We have anti-takeover defense provisions in our certificate of incorporation and bylaws and provisions in our debt instruments that may deter potential acquirors and depress the price of our common stock.

Our certificate of incorporation and bylaws contain provisions that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions:

•	establish a classified Board of Directors, as a result of which the successors to the directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting of stockholders following their election;

•	prohibit stockholder action by written consent unless such written consent is unanimous;

•	authorize our Board of Directors to issue “blank check” preferred stock and determine the powers, preferences and privileges of those shares without prior stockholder approval;

•	limit the calling of special meetings of stockholders; and

•	impose a requirement that an affirmative vote of the holders of 66 2/3% of the outstanding shares of common stock is required to amend certain provisions of our certificate of incorporation and bylaws.

Delaware law also imposes conditions on certain business combination transactions with “interested stockholders.” See “Description of Capital Stock — Potential Anti-takeover Effect of Delaware Law, Our Certificate of Incorporation and Bylaws.

Our debt instruments also contain provisions that could have the effect of making it more difficult or less attractive for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. Specifically, our credit facilities provide that it is an event of default if our majority stockholders cease to own a majority of our capital stock or cease to have the ability to appoint our Board of Directors, which would cause the borrowings under our credit facilities to become immediately due and payable. Our future debt agreements may contain similar provisions. The need to repay all of this indebtedness may deter potential third parties from acquiring us.

Under these various provisions in our certificate of incorporation, bylaws and debt instruments, a takeover attempt or third-party acquisition of us, including a takeover attempt that may result in a premium over the market price for shares of our common stock, could be delayed, deterred or prevented. In addition, these provisions may prevent the market price of our common stock from increasing in response to actual or rumored takeover attempts and may also prevent changes in our management. As a result, these anti-takeover and change of control provisions may limit the price investors are willing to pay in the future for shares of our common stock.

Our executive officers, directors and current principal stockholders own a large percentage of our common stock and could limit new stockholders’ influence on corporate decisions.

Immediately after this offering, our executive officers, directors, current holders of more than 5% of our outstanding common stock and their respective affiliates will beneficially own, in the aggregate, approximately 53.8% of our outstanding common stock. Should some of these stockholders act together, they would be able to control all matters requiring approval by our stockholders, including mergers, sales of assets, the election of directors and other significant corporate transactions. The interests of these stockholders may not always coincide with our corporate interests or the interests of other stockholders, and they may act in a manner with which you may not agree or that may not be in the best interests of our other stockholders.

We will incur increased costs as a public company, which could adversely affect our financial condition and results of operations.

We will face increased legal, accounting, administrative and other expenses as a public company that we did not incur as a private company. We currently expect an increase of $1.5 million to $2.5 million per year in our general and administrative expenses due to the costs of being a public company. The Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission, the Public Company Accounting Oversight Board and the New York Stock Exchange, require changes in the corporate governance practices of public companies. We expect these new rules and regulations to result in both a significant initial cost, as we initiate certain internal controls and other procedures designed to comply with the requirements of the Sarbanes-Oxley Act of 2002, and an ongoing increase in our legal, audit and financial compliance costs in connection with preparing our financial statements and required securities filings on a timely basis to meet the Securities and Exchange Commission’s reporting requirements. Compliance will also divert management attention from operations and strategic opportunities and will make legal, accounting and administrative activities more time-consuming and costly.

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. These statements may be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. In particular, statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance relating to expansion of international operations, sales trends in particular product categories or channels and other statements contained in this prospectus, including certain statements under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” are forward-looking statements.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, these forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Factors that could cause actual results to differ from those implied by the forward-looking statements in this prospectus are more fully described in the “Risk Factors” section and elsewhere in this prospectus. Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included in this prospectus are made only as of the date hereof. We do not undertake and specifically decline any obligation to update any of these statements or to announce publicly the results of any revisions to any of these statements to reflect future events or developments unless otherwise required by law.

USE OF PROCEEDS

The estimated net proceeds to us from this offering will be approximately $61.8 million based on an assumed initial public offering price of $13.00 per share, the mid-point of the price range set forth on the front cover of this prospectus after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $13.00 would increase (decrease) the net proceeds to us from this offering by $5.0 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same. We will not receive any of the proceeds from the sale of shares of common stock offered by the selling stockholders.

We intend to use the net proceeds from this offering to repay $61.8 million of outstanding indebtedness under our first lien term loan facility. The borrowings under our first lien term loan accrued interest at 7.92% as of September 30, 2007 and have a maturity date of June 30, 2012.

DIVIDEND POLICY

We issued a dividend of $130.3 million, or $4.64 per share, to our common stockholders in connection with a recapitalization of our company on July 21, 2006. The dividend was paid from proceeds received from borrowings under new credit facilities with financial institutions consisting of two term loans and a revolving line of credit.

We have not declared or paid any cash dividend on our capital stock since our recapitalization in 2006. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our Board of Directors and will depend upon our financial condition, results of operations, capital requirements and other factors our Board of Directors considers relevant.

The terms of our credit facilities place restrictions on our ability to pay dividends and otherwise transfer assets to our stockholders and our future debt agreements may contain similar restrictions.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2007 (1) on an actual basis and (2) as adjusted to give pro forma effect to (i) the conversion of all outstanding shares of our Class B and Class C common stock to shares of our common stock, and (ii) this offering and the intended use of proceeds from this offering. The table below should be read in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and related notes included elsewhere in this prospectus. In the following table (including the footnotes thereto) dollars are in thousands.

	As of September 30,
	2007
		Pro Forma
	Actual	as Adjusted
	(Unaudited)
	(as restated)

Cash and cash equivalents	$3,703	$3,703

Long-term debt, including current portion:
First lien term loan facility	143,125	81,372
Second lien term loan facility	70,000	70,000
Revolving credit facility	—	—

Total long-term debt, including current portion(1)	213,125	151,372
Class B nonvoting common stock subject to put, 560,540 shares issued and outstanding, no shares issued and outstanding pro forma	7,287	—
Stockholders’ equity:
Preferred stock, $.001 par value, 36,485 shares authorized actual; no shares issued and outstanding actual; 10,000,000 shares authorized pro forma; no shares issued and outstanding pro forma	—	—
Common stock, $.001 par value, 80,000,000 shares authorized actual; 28,074,538 shares issued and outstanding actual; 150,000,000 shares authorized pro forma; 33,407,871 shares issued and outstanding pro forma	—	33
Additional paid-in capital	68,772	137,779
Accumulated deficit	(144,260)	(144,654)
Other comprehensive (loss)	(165)	(165)
Treasury stock	(67)	(67)

Total stockholders’ equity (deficit)(1)	(75,720)	(7,074	)(2)

Total capitalization	$144,692	$144,298

(1)	Total long-term debt, including current portion, and total stockholders’ equity (deficit) reflect the effect of the recapitalization of our company in 2006. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recapitalizations.”

(2)	A $1.00 increase (decrease) in the assumed initial public offering price of $13.00 would increase (decrease) total stockholders’ equity and total capitalization by $5.0 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock upon completion of this offering.

Our net tangible book value (deficit) as of September 30, 2007 was approximately $(160.6) million, or $(5.72) per share of our common stock. Net tangible book value (deficit) per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding before giving effect to this offering.

After giving effect to the sale by us of 5,333,333 shares of common stock in this offering at the assumed initial public offering price of $13.00 per share but excluding 494,494 shares of common stock issuable upon exercise of options that terminate upon, and that we expect will be exercised prior to, the consummation of this offering and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value (deficit) at September 30, 2007 would have been $(91.5) million, or $(2.74) per share of our common stock. This represents an immediate increase in net tangible book value (deficit) of $2.98 per share to our existing stockholders and an immediate dilution of $15.74 per share to the new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share of common stock		$13.00
Net tangible book value (deficit) per share of common stock at September 30, 2007	$(5.72)
Increase per share attributable to new investors	$2.98

Pro forma as adjusted net tangible book value (deficit) per share after this offering		$(2.74)

Dilution per share to new investors		$15.74

The following table sets forth, on an as adjusted basis at September 30, 2007, the number of shares of common stock purchased or to be purchased from us, the total consideration paid or to be paid and the average price per share paid or to be paid by existing holders of common stock and by the new investors, at an assumed initial public offering price of $13.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	21,902,365	64.6%	$70,105,000	31.0%	$3.20
New investors	12,000,000	35.4	156,000,000	69.0	13.00

Total	33,902,365	100.0%	$226,105,000	100.0%	$6.67

A $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share would increase (decrease) by $12.0 million the total consideration paid by new investors assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to 21,902,365 shares or 64.6% of the total number of shares of our common stock outstanding after this offering. If the underwriters’ over-allotment option is exercised in full, the number of shares held by the existing stockholders after this offering would be reduced to 20,102,365 or 59.3% of the total number of shares of our common stock outstanding after this offering and the number of shares held by new investors would increase to 13,800,000 or 40.7% of the total number of shares of our common stock outstanding after this offering.

To the extent additional outstanding options are exercised, new investors will experience further dilution.

The number of shares purchased is based on 28,074,538 shares of common stock outstanding as of September 30, 2007. The discussion and table above exclude the following shares:

•	128,700 shares of common stock issuable upon the exercise of options outstanding as of the date of this offering, at an exercise price of $3.67;

•	233,333 shares of common stock issuable upon the exercise of options that are expected to be granted contemporaneously with the effectiveness of the registration statement of which this prospectus forms a part, with an exercise price equal to the offering price;

•	91,806 shares of common stock reserved under our existing equity incentive plan; and

•	An additional 3,066,667 shares of common stock reserved for future grant or issuance under our new equity incentive plan.

The discussion and table above include 494,494 shares of common stock issuable upon the exercise of options outstanding that terminate upon, and that we expect will be exercised prior to, the consummation of this offering.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth selected historical consolidated financial data as of the dates and for the periods indicated. Milestone was formed in 2003 to acquire Chief Manufacturing, Inc. and as a result our predecessor company for the year ended December 31, 2002 and for the period from January 1, 2003 through August 28, 2003 is Chief Manufacturing, Inc. The selected historical consolidated statement of income and balance sheet data as of December 31, 2003 and for the period from August 29, 2003 to December 31, 2003 are derived from, and qualified in their entirety by, the audited consolidated financial statements of Milestone. We completed the acquisition of Sanus Systems on September 24, 2004, and the financial information subsequent to that date reflects the results of the combined company. The selected historical consolidated statement of income and balance sheet data as of and for each of the years ended December 31, 2004, 2005 and 2006 are derived from, and are qualified in their entirety by, our historical audited consolidated financial statements. The historical consolidated statement of income and balance sheet data for the nine months ended September 30, 2006 and 2007 are derived from, and qualified in their entirety by, our unaudited consolidated financial statements. As a result of adjustments to the carrying value of assets and liabilities pursuant to the acquisition of Chief Manufacturing, Inc. in 2003, the financial positions for periods subsequent to that acquisition are not comparable to those of our predecessor company.

The historical results are not necessarily indicative of the results to be expected in any future period and the results for the nine-month period ended September 30, 2007 should not be considered indicative of results expected for the full year. You should read the following data together with “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the related notes. In the following tables (including the footnotes thereto), dollars are in thousands, except per share data and as otherwise indicated.

	Predecessor		Milestone AV Technologies, Inc.
		Period	Period
		from	from
	Year	January 1,	August 29,
	Ended December 31,	2003 to August 28,	2003 to December 31,	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2003	2004	2005	2006	2006	2007
							(Unaudited)

Statement of Operations Data:
Net Sales	$17,980	$17,029	$11,065	$60,295	$130,110	$204,001	$133,472	$178,807
Cost of Goods Sold	6,434	5,895	4,058	26,516	64,325	111,508	71,624	106,353

Gross Profit	11,546	11,134	7,007	33,779	65,785	92,493	61,848	72,454
Operating Expenses:
Selling	2,721	3,001	1,806	11,187	21,051	32,784	22,217	25,740
General and Administrative	1,643	1,506	1,417	4,819	10,049	13,789	8,652	10,481
Research and Development	329	285	186	1,329	2,943	4,029	2,474	4,968
Acquisition Costs(1)	—	—	—	868	1,297	74	83	—
Share-Based Compensation	—	—	—	—	1,258	533	533	314
Share-Based Compensation Related to Recapitalization(2)	—	—	—	—	—	6,118	6,118	—

Income from Operations	6,853	6,342	3,598	15,576	29,187	35,166	21,771	30,951
Interest Expense	(935)	(499)	(496)	(1,148)	(3,765)	(13,086)	(7,808)	(15,778)
Other Income (Expense), net	(369)	(766)	(388)	(99)	(1,024)	(1,889)	(1,565)	656

Income before Taxes	5,549	5,077	2,714	14,329	24,398	20,191	12,398	15,829
Provision for Income Taxes	2,062	1,782	915	4,720	8,583	8,232	5,376	5,986

Net Income	$3,487	$3,295	$1,799	$9,609	$15,815	$11,959	$7,022	$9,843
Preferred Stock Dividend	—	—	—	(5,082)	(43,651)	—	—	—

Net Income (Loss) Applicable to Common Stockholders	$3,487	$3,295	$1,799	$4,527	$(27,836)	$11,959	$7,022	$9,843

Per Share Data:
Basic Net Income Per Share(3)(4)	N/A	N/A	$0.57	$0.28	$(1.03)	$0.43	$0.25	$0.35

Diluted Net Income Per Share(4)(5)	N/A	N/A	$0.39	$0.26	$(1.03)	$0.42	$0.25	$0.35

Weighted Average Shares Outstanding — Basic(4)	N/A	N/A	3,168,963	16,226,645	27,055,540	28,088,775	28,088,775	28,081,566

Weighted Average Shares Outstanding — Diluted(4):	N/A	N/A	4,598,391	17,694,236	27,055,540	28,252,787	28,246,046	28,460,438

Cash Dividends:
Declared per Common Share	$—	$—	$—	$0.20	$2.01	$4.64	$4.64	$—

Other Data:
EBITDA(6)	$6,860	$5,714	$3,356	$16,257	$30,364	$36,160	$22,105	$34,251
Adjusted EBITDA(6)	7,229	6,480	3,744	17,099	33,811	44,581	30,278	38,716
Capital Expenditures	235	270	49	936	925	3,446	2,604	2,412

	Predecessor	Milestone AV Technologies, Inc.
								Nine Months
								Ended
	Year Ended December 31,							September 30,
	2002	2003	2004	2005		2006		2007
								(Unaudited)
				(as restated)(9)

Balance Sheet Data (at end of period):
Cash and Cash Equivalents	$1,915	$2,488	$1,601	$—		$—		$3,703
Total Assets	15,843	72,027	117,364	133,459		171,965		180,022
Total Debt	6,880	23,875	22,802	81,826	(7)	223,182	(8)	213,125
Class B Non-voting Common Stock Subject to Put	—	—	—	1,686		1,882		7,287
Total Stockholders’ Equity (Deficit)	$7,137	$44,325	$73,365	$35,560	(7)	$(80,172	)(8)	$(75,720)

(1)	Acquisition costs include professional fees, retention bonuses paid to employees and other costs related to the acquisition of Sanus Systems in September 2004.
(2)	Share-based compensation related to recapitalization consists of a $6.1 million payment to optionholders and management holders of restricted stock as part of the 2006 recapitalization. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recapitalizations.”
(3)	Basic net income per share is calculated by dividing net income by the weighted-average number of common shares outstanding.
(4)	Due to the significant change in capital structure at the closing of our acquisition of Chief Manufacturing, Inc., the predecessor amount has not been presented because it is not considered comparable to the amounts for periods following the acquisition.
(5)	Diluted net income per share is calculated by dividing net income by the weighted-average number of common shares outstanding adjusted by the number of additional shares that would have been outstanding had the common shares from outstanding in-the-money options and warrants been issued.
(6)	EBITDA represents net income before income tax expense, interest income, interest expense, depreciation and amortization. Adjusted EBITDA is defined as EBITDA without giving effect to share-based compensation, acquisition costs, share-based compensation related to recapitalization, inventory valuation adjustments and other (income) expense. We have presented EBITDA and Adjusted EBITDA because we consider them important supplemental measures of our performance and believe they are frequently used by analysts, investors and other interested parties in the evaluation of companies in our industry. Management uses EBITDA and Adjusted EBITDA as measurement tools for evaluating our actual operating performance compared to budget and prior periods. Other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do. EBITDA and Adjusted EBITDA are not measures of performance under GAAP and should not be considered as a substitute for net income prepared in accordance with GAAP. EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA and Adjusted EBITDA do not reflect our interest expense, or the cash requirements necessary to service interest or principal payment on our debt;

•	EBITDA and Adjusted EBITDA do not reflect our tax expense or the cash requirements necessary to pay our taxes; and

•	Although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often have to be replaced in the future and EBITDA and Adjusted EBITDA do not reflect any cash requirement for such replacements.

We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA only as information supplemental to those results.

The following table contains a reconciliation of our income from operations determined in accordance with GAAP to EBITDA and Adjusted EBITDA:

	Predecessor		Milestone AV Technologies, Inc.
		Period	Period
		from	from
	Year	January 1,	August 29,
	Ended	2003 to	2003 to				Nine Months Ended
	December 31,	August 28,	December 31,	Year Ended December 31,			September 30,
	2002	2003	2003	2004	2005	2006	2006	2007
							(Unaudited)

EBITDA Reconciliation:
Net Income	$3,487	$3,295	$1,799	$9,609	$15,815	$11,959	$7,022	$9,843
Provisions for Income Taxes	2,062	1,782	915	4,720	8,583	8,232	5,376	5,986
Interest Expense	935	499	496	1,148	3,765	13,086	7,808	15,778
Depreciation and Amortization	376	138	146	780	2,201	2,883	1,899	2,644

EBITDA	6,860	5,714	3,356	16,257	30,364	36,160	22,105	34,251
Share-Based Compensation(a)	—	—	—	—	1,258	533	533	314
Acquisition Costs	—	—	—	868	1,297	74	83	—
Share-Based Compensation Related to Recapitalization	—	—	—	—	—	6,118	6,118	—
Inventory Valuation Adjustment(b)	—	—	—	—	—	—	—	5,009
Other (Income) Expense	369	766	388	(26)	892	1,696	1,439	(858)

Adjusted EBITDA	$7,229	$6,480	$3,744	$17,099	$33,811	$44,581	$30,278	$38,716

(a)	Share-based compensation primarily consists of costs related to the restricted stock owned by employees that was issued in exchange for nonrecourse (for accounting purposes) notes. As part of the recapitalization in July 2006, the underlying employee notes were repaid, using bonuses paid by us, triggering the six-month holding period after which share-based compensation expense is no longer recorded for these shares.

(b)	Inventory valuation adjustment consists of an inventory charge, which is included in cost of goods sold, related to (i) excess raw materials caused by the shut-down of one of our domestic assembly operations due to increased sourcing of finished product from China; and (ii) finished goods for the launch of our European operations that we subsequently determined were inappropriate for this market and accordingly obsolete.

(7)	Reflects the effect of the 2005 recapitalization. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recapitalizations”.

(8)	Reflects the effect of the 2006 recapitalization. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recapitalizations”.

(9)	The Company restated its consolidated balance sheets as of December 31, 2005 and 2006 to appropriately classify certain shares of Class B nonvoting common stock as permanent equity. See Note 14 of the notes to the consolidated financial statements included elsewhere herein for additional information.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read this discussion and analysis of our financial condition and results of operations in conjunction with our “Selected Historical Consolidated Financial Data,” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. The information in this section contains forward-looking statements (see “Forward-Looking Statements”). Our actual results may differ significantly from the results suggested by these forward-looking statements and from our historical results. Some factors that may cause our results to differ are described in the “Risk Factors” section of this prospectus.

Overview

We believe we are the largest designer, marketer and distributor in North America, based on sales, of branded AV mounting equipment and display solutions, which we sell under our Chief, Sanus, iC, Vuepoint and simplicity brands. Our extensive range of products, including flat panel display mounting solutions, projector mountings solutions, AV furniture, speaker stands and other AV products and accessories, is used in connection with various high growth AV products, such as flat panel displays and projectors, which are becoming the preferred display technology of many consumers and commercial users. We sell our products through numerous channels and have a broad base of over 4,500 customers. Over the past 18 years, we have built a strong presence in leading national and regional consumer electronics retailers in the United States and Canada such as Best Buy.

We believe we are able to grow our business and compete effectively in the markets we target due to our global scale, product development capabilities, sales presence, marketing programs and customer service. Under the direction of our experienced management team, we have increased our net sales and income from operations significantly over the past several years. In 2006, our net sales increased 56.8% to $204.0 million from $130.1 million in 2005 and our income from operations increased 20.5% to $35.2 million in 2006 from $29.2 million in 2005. While our net income decreased 24.4% from $15.8 million in 2005 to $12.0 million in 2006, the decrease was primarily the result of recapitalization expenses and a recapitalization-related increase in interest payments. More recently, our net sales increased 34.0% from $133.5 million for the nine months ended September 30, 2006 to $178.8 million for the nine months ended September 30, 2007. During that same period, our income from operations increased 42.2% from $21.8 million to $31.0 million and net income increased 40.2% from $7.0 million to $9.8 million. As of September 30, 2007, our total debt was $213.1 million.

As part of our growth strategy, we plan to introduce new products and enter new markets, which will require us to make initial investments in inventory, promotional supplies and displays and employee training that we may not immediately recover through product sales. However, we believe that we have sufficient liquidity from our operating cash flows and our revolving credit facility to finance such expenditures over the next twelve months and that these expenditures will not have a significant adverse impact on our operations. At September 30, 2007, we had $20.0 million available under our revolving credit facility.

Recapitalizations

We consummated a recapitalization of our company on July 21, 2006 to provide a return on investment for our existing stockholders through dividend payments and repay the amounts outstanding under our credit facility at that time. As part of the recapitalization, we entered into new credit facilities with financial institutions, including two term loans totaling $215.0 million and a revolving line of credit of up to $20.0 million. For more information on our credit facilities see “— Liquidity and Capital Resources — Credit Facilities”. The proceeds from our new credit facilities were used to pay a dividend of $130.3 million to our common stockholders, to make related payments of $2.8 million to our optionholders and $3.3 million to our employees who held restricted shares at that time and to retire our credit facility existing at that time. We sought to preserve the economic incentive underlying our existing option awards by making payments to the optionholders to offset the dilutive impact that would have occurred if we had paid significant dividends solely on our outstanding common shares. The payments to our employees who held restricted shares (which were not fully vested at the time of the recapitalization) were required to be paid pursuant to the terms of their restricted stock purchase agreements. The employees who received these payments used a portion of the payments to repay the notes with which they had purchased the restricted shares. We wrote off $0.7 million of deferred financing fees in connection with the termination of our previous credit facility, which was recorded in other income (expense), net.

In June 2005, we completed a recapitalization to provide a return on investment for our existing stockholders through dividend payments and to repay the amounts outstanding under our credit facility at that time. As part of the recapitalization, we entered into a new credit facility with a financial institution providing two term loans totaling $82.0 million and a revolving line of credit of up to $15.0 million. The proceeds of this credit facility were used to pay a dividend of $63.0 million to our existing stockholders and to retire our credit facility existing at that time. We wrote off $0.5 million of deferred financing fees in connection with the termination of our previous credit facility, which expense was recorded in other income (expense), net.

Segments

We operate within our targeted markets through two reportable business segments: commercial and consumer. These segments are managed separately based on the differences in the products, customers and applications for each segment. Our commercial segment offers products through Pro-AV dealers, custom integration dealers, distributors and OEMs. Our consumer segment offers products through regional home theater dealers, consumer electronics retailers and mass merchants. We evaluate segment performance based primarily on net sales and income from operations. In recent years, the consumer segment has been growing more rapidly than the commercial segment as evidenced by the consumer segment accounting for 66.7% of our net sales in 2006 compared to 57.6% of our net sales in 2005.

Trends

Seasonality.  Our operating results fluctuate from quarter to quarter as a result of changes in demand for our products. Fourth quarter net sales as a percentage of total annual net sales were 32.7% and 34.6% in 2005 and 2006, respectively, driven by our consumer segment which benefits from the winter and holiday selling seasons. Quarterly sales in the commercial segment are historically higher in the second and third quarters, driven by sales to Pro-AV dealers installing AV products at educational institutions, and in the fourth quarter driven by holiday and winter sales primarily to our consumer segment customers.

The following table sets forth our net sales (unaudited) in our consumer and commercial segments in each quarter of 2005, 2006 and 2007 (dollars in thousands):

	2005
	Q1	Q2	Q3	Q4

Consumer	$13,171	$14,333	$19,171	$28,307
Commercial	11,362	14,688	14,840	14,238

Net Sales	$24,533	$29,021	$34,011	$42,545

	2006
	Q1	Q2	Q3	Q4

Consumer	$24,012	$26,942	$32,284	$52,929
Commercial	14,013	17,647	18,574	17,600

Net Sales	$38,025	$44,589	$50,858	$70,529

	2007
	Q1	Q2	Q3

Consumer	$31,012	$38,969	$47,695
Commercial	17,320	21,391	22,420

Net Sales	$48,332	$60,360	$70,115

Segment Profitability.  We generally experience lower gross margin levels in our consumer segment as compared to our commercial segment. In addition, the consumer segment has greater product demand volatility, which results in increased freight costs and other indirect costs to meet tight customer lead times. However, the consumer segment has lower operating expenses as a percentage of net sales compared to the commercial segment because order volumes are larger and there are fewer customers, which reduces the sales, order entry and other administrative costs to service these customers. As a result, if the mix between our segments shifts, our consolidated gross margins and operating expenses may shift accordingly.

Income from operations for 2006 was reduced by $6.1 million due to payments made to optionholders and employees who owned restricted stock as part of the 2006 recapitalization. Income from operations in the consumer segment and the commercial segment was reduced by $3.3 million and $2.8 million, respectively.

Income from operations for the nine months ended September 30, 2007 was reduced by $5.0 million due to an inventory charge related to (i) excess raw materials caused by the shut-down of one of our domestic assembly operations due to increased sourcing of finished product from China; and (ii) finished goods for the launch of our European operations that we subsequently determined were inappropriate for this market and accordingly obsolete. Income from operations in the consumer segment and commercial segment were reduced by $3.2 million and $1.8 million, respectively.

The following table sets forth for the periods indicated our net sales and income from operations by segment (dollars in thousands).

				Nine Months
				Ended
	Year Ended December 31,			September 30,
	2004	2005	2006	2006	2007
				(Unaudited)
Net Sales:
Consumer	$17,716	$74,982	$136,167	$83,238	$117,676
Commercial	42,579	55,128	67,834	50,234	61,131

	$60,295	$130,110	$204,001	$133,472	$178,807
Income from Operations:
Consumer	$2,575	$12,142	$20,918	$10,493	$16,981
Commercial	13,001	17,045	14,248	11,278	13,970

	$15,576	$29,187	$35,166	$21,771	$30,951
Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The preparation of financial statements in accordance with U.S. GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. U.S. GAAP provides the framework from which to make these estimates, assumptions and disclosures. We choose accounting policies within U.S. GAAP that our management believes are appropriate to report accurately and fairly our operating results and financial position in a consistent manner. Our management regularly assesses these policies in light of current and forecasted economic conditions. We believe the following accounting policies are critical to understanding our results of operations and affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition.  Net sales are recognized upon the transfer of title and risk of ownership to customers and are recorded net of discounts, customer-based incentives and returns. Transfer of title and risk of ownership are based upon the customer delivery terms, which are primarily free-on-board (or FOB) shipping point (where title and risk of ownership pass to the customer at the time of shipment) and FOB-destination (where title and risk of ownership pass to the customer at time of delivery to the customer). In some limited circumstances, we sell products on consignment (where title and risk of loss pass at the time of sales to the end consumer of the product), in which case we do not recognize revenue until the time of sale to the end-consumer. Provisions for sales discounts earned and customer-based incentives are based on contractual obligations with customers. Returns are estimated at the time of sale based on historical experience.

Sales Returns, Allowances and Discounts.  We reserve against revenue for estimated customer returns, allowances and discounts. We base our estimates on historical rates of customer returns and allowances as well as the specific identification of outstanding returns and allowances that have not yet been received by us. We record reductions to gross sales for customer-based incentives, which include volume-based discounts and early payment incentives. We base our estimates for customer returns, allowances and discounts primarily on anticipated sales volume throughout the year. The actual amount of customer returns, allowances and discounts, which is inherently uncertain, may differ from our estimates. If we determine that actual or expected returns, allowances or discounts were significantly greater or lower than the reserves we had established, we would record a reduction or increase, as appropriate, to net sales in the period in which we made such a determination.

Cooperative Advertising, Rebate and Other Promotional Programs.  We offer our customers certain incentives in the form of cooperative advertising arrangements, volume rebates, trade discounts and cash discounts. We account for these incentives in accordance with Emerging Issues Task Force Issue No. 01-09, Accounting for Consideration Given by a Vendor to a Customer (EITF 01-09). In instances where the cooperative advertising agreements are for specified amounts and types of advertising, reductions in amounts received from customers as a result of cooperative advertising programs are included in our consolidated statement of operations as selling expenses. Other reductions in amounts received from customers as a result of cooperative advertising programs are recorded as reductions of net sales. Trade discounts, cash discounts and volume rebates are all recorded as reductions of net sales. These agreements are generally negotiated on a customer-by-customer basis. Some of these agreements extend over several periods. Therefore, significant estimates are required at any point in time with regard to the ultimate reimbursement to be claimed by our customers. Subsequent revisions to such estimates are recorded and charged to earnings in the period in which they are identified.

Share-Based Compensation.  Effective January 1, 2006, we adopted the fair value provisions of Statement of Financial Accounting Standards No. 123R (SFAS 123R), Share-Based Payments, which supersedes its previous accounting under APB No. 25. SFAS 123R requires the recognition of compensation expense, using a fair-value-based method, for costs related to all share-based payments including stock options. SFAS 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. We adopted SFAS 123R using the prospective transition method, which requires that for nonpublic entities that used the minimum value method for either pro forma or financial statement recognition purposes, SFAS 123R shall be applied to option grants or modifications to existing options after the required effective date. For options granted prior to the new SFAS 123R effective date and for which the requisite service period has not been performed as of January 1, 2006, we will continue to apply the intrinsic value provisions of APB No. 25 on the remaining unvested awards. All option grants valued after January 1, 2006 will be expensed on a straight-line basis over the vesting period. See Note 7 to the consolidated financial statements for a further discussion on share-based compensation.

Reserve for Uncollectible Accounts Receivable.  We make ongoing estimates relating to the collectibility of our accounts receivable and maintain a reserve for estimated losses resulting from the inability of our customers to make required payments. In determining the amount of the reserve, we consider our historical level of credit losses and make judgments about the creditworthiness of significant customers based on ongoing credit evaluations. Because we cannot predict future changes in the financial stability of our customers, actual future losses from uncollectible accounts may differ from our estimates. If the financial condition of our customers were to deteriorate, resulting in their inability to make payments, a larger reserve or write-off might be required. In the event we determined that a smaller or larger reserve was appropriate, we would record or reverse a charge, as appropriate, to general and administrative expense in the period in which we made such a determination.

Inventory Valuation and Reserves.  We value our inventory at the lower of cost, using the first-in, first-out method, or market value. Market value is estimated based upon assumptions made about future demand and retail market conditions. If we determine that the estimated market value of our inventory is less than the carrying value of such inventory, we provide a reserve for such difference as a charge to cost of goods sold. The total of the inventory reserve expense recorded was $2.1 million in 2006 and $8.1 million in the nine months ended September 30, 2007. If actual market conditions are more or less favorable than those projected by us, further adjustments may be required that would decrease or increase, as applicable, our cost of goods sold in the period in which they were recorded.

Goodwill and Other Indefinite-Lived Assets.  We test goodwill and other indefinite-lived assets annually for impairment in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142). In assessing the recoverability of goodwill and other indefinite-lived intangible assets, market values and projections regarding estimated future cash flows and other factors are used to determine the fair value of the respective assets. If these estimates or related projections change in the future, we may be required to record impairment charges for these assets.

As required by SFAS 142, goodwill is allocated to our two reporting units, consumer and commercial. SFAS 142 requires us to compare the fair value of each reporting unit to its carrying amount on an annual basis to determine if there is potential goodwill impairment. If the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than the carrying value of its goodwill.

To determine the fair value of our reporting units, we generally use a present value technique (discounted cash flow) corroborated by market multiples when available and as appropriate. The factor most sensitive to change with respect to our discounted cash flow analyses is the estimated future cash flows of each reporting unit which is, in turn, sensitive to our estimates of future revenue growth and margins for these businesses. If actual revenue growth and/or margins are lower than our expectations, the impairment test results could differ.

SFAS 142 requires us to compare the fair value of an indefinite-lived intangible asset to its carrying amount. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized. Fair values for goodwill and other indefinite-lived intangible assets are determined based on discounted cash flows, market multiples, or appraised values as appropriate.

We completed our annual impairment test in the fourth quarter of 2005 and 2006 and determined that goodwill had not been impaired.

Impairment of Long-Lived Assets and Finite-Lived Intangible Assets.  We record impairment losses on long-lived assets used in operations and finite-lived intangible assets when events and circumstances indicate the assets are impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. The impairment loss is measured by comparing the fair value of the assets to their carrying amounts. We completed our annual impairment test during the fourth quarters of 2005 and 2006 and determined long-lived assets were not impaired.

Income Taxes.  We are subject to income taxes in both the United States and foreign jurisdictions, and we use estimates in determining our provision for income taxes. We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which is the asset and liability method of accounting and reporting for income taxes. Under SFAS No. 109, deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and income tax bases of assets and liabilities using statutory rates. Deferred tax assets, related valuation allowances, and deferred tax liabilities are determined separately by tax jurisdiction. In making these determinations, we estimate tax assets, related valuation allowances and deferred tax liabilities and assess temporary differences resulting from differing treatments of items for tax and accounting purposes. We assess the likelihood that deferred tax assets will be realized, and we recognize a valuation allowance if it is more likely than not that same portion of deferred tax assets will not be realized. This assessment requires judgment as to the likelihood and amounts of future taxable income by tax jurisdiction.

On January 1, 2007, we adopted FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109. The adoption of FIN 48 did not have a material impact on our consolidated financial position or results of operations.

Description of Certain Line Items

Following is a description of additional components of certain line items from our consolidated financial statements:

Net Sales.  Net sales consist of the gross revenues from sales of product, net of returns, discounts and customer allowances. Discounts and customer allowances include early-payment discounts and volume-based rebates.

Cost of Goods Sold.  Cost of goods sold includes the cost of raw material purchases, manufacturing costs, depreciation expense on machinery, equipment and tooling and distribution costs associated with the production and sale of products to our customers. The cost of delivering products to our customers is also included in cost of goods sold. We generally experience lower gross margins on net sales to the consumer segment, and, accordingly, our cost of goods sold as a percentage of sales is affected by changes in our segment sales mix.

Selling Expenses.  Selling expenses include marketing materials such as catalogs, retail displays and brochures, other marketing costs such as trade and consumer advertising and direct customer mailings, and sales force compensation and customer service. Our consumer segment has lower selling expenses than our commercial segment and accordingly our selling expenses as a percentage of net sales are affected by the level of consumer sales as a percentage of our total sales.

General and Administrative Expenses.  General and administrative expenses include management salaries, information technology costs, professional fees, depreciation expense on corporate assets, such as furniture and computers, and expenses for finance, accounting, human resources and other administrative functions.

Research and Development Expenses.  Research and development expenses include the costs associated with the development of new products, including the costs associated with our internal design and engineering departments and royalties paid to outside design firms.

Acquisition Costs.  Acquisition costs include the costs related to the acquisition of Sanus Systems consummated on September 24, 2004, including professional fees, retention bonuses and other costs.

Share-Based Compensation.  Share-based compensation includes the cost for all share-based payments granted subsequent to December 31, 2005.

Share-Based Compensation Related to Recapitalization.  Share-based compensation related to recapitalization includes payments made as part of the 2006 recapitalization to optionholders and employees holding restricted stock. The optionholders received payments totaling $2.8 million and the employees holding restricted stock received payments totaling $3.3 million.

Interest Expense.  Interest expense includes interest costs associated with our term loan facilities and our revolving line of credit.

Provision for Income Taxes.  Provision for income taxes includes taxes associated with taxes currently payable and deferred taxes.

Results of Operations

Certain Operating Information

The following table reflects our operating results for the years and periods indicated as a percentage of net sales.

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(Unaudited)

Net Sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of Goods Sold	44.0	49.4	54.7	53.7	59.5

Gross Profit	56.0	50.6	45.3	46.3	40.5
Operating Expenses:
Selling	18.6	16.2	16.1	16.6	14.4
General and Administrative	8.0	7.7	6.8	6.5	5.9
Research and Development	2.2	2.3	2.0	1.9	2.8
Acquisition Costs	1.4	1.0	—	0.1	—
Share-Based Compensation	—	1.0	0.3	0.4	0.2
Share-Based Compensation Related to Recapitalization	—	—	3.0	4.6	—

Income from Operations	25.8	22.4	17.2	16.3	17.3
Interest Expense	(1.9)	(2.9)	(6.4)	(5.8)	(8.8)
Other Income (Expense), net	(0.2)	(0.8)	(0.9)	(1.2)	0.4

Income before Taxes	23.8	18.8	9.9	9.3	8.9
Provision for Income Taxes	7.8	6.6	4.0	4.0	3.3

Net Income	15.9%	12.2%	5.9%	5.3%	5.5%

The following table sets forth for the periods indicated the net sales generated by domestic and international sales (in thousands).

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(Unaudited)

Domestic	$56,959	$120,678	$182,409	$122,005	$152,317
International	3,336	9,432	21,592	11,467	26,490

Total	$60,295	$130,110	$204,001	$133,472	$178,807

Nine Months Ended September 30, 2007 versus the Nine Months Ended September 30, 2006

Net Sales.  Net sales increased $45.3 million, or 34.0%, to $178.8 million for the nine months ended September 30, 2007 as compared to $133.5 million for the nine months ended September 30, 2006. The increase in net sales was attributable to growth of $34.4 million in our consumer segment sales and $10.9 million in our commercial segment sales during the period. The consumer segment grew by $34.4 million to $117.6 million for the nine months ended September 30, 2007 compared to $83.2 million for the same period in 2006. This growth in our consumer segment was primarily attributable to increases in sales to the mass merchant channel of $16.3 million and the home theater channel of $7.0 million. The commercial segment grew by $10.9 million to $61.1 million for the nine months ended September 30, 2007 compared to $50.2 million for the nine months ended September 30, 2006, driven primarily by growth in the Pro-AV and home theater channels. For the nine months ended September 30, 2007, the consumer segment and commercial segment accounted for 65.8% and 34.2% of net sales, respectively, compared to 62.4% and 37.6% of net sales, respectively, for the nine months ended September 30, 2006. In addition, our international sales grew by $15.0 million, or 131.0%, to $26.5 million for the nine months ended

September 30, 2007 compared to $11.5 million for the nine months ended September 30, 2006, driven primarily by sales in Europe, Canada and Mexico.                    .

Cost of Goods Sold.  Cost of goods sold increased $34.8 million, or 48.5%, to $106.4 million for the nine months ended September 30, 2007 compared to $71.6 million for the nine months ended September 30, 2006. As a percentage of net sales, cost of goods sold was 59.5% for the nine months ended September 30, 2007 compared to 53.7% for the nine months ended September 30, 2006. We have recorded an inventory charge of $5.0 million, which is included in cost of goods sold, for the nine months ended September 30, 2007 related to (i) excess raw materials caused by the shut-down of one of our domestic assembly operations due to increased sourcing of finished product from China; and (ii) finished goods for the launch of our European operations that we subsequently determined were inappropriate for this market and accordingly obsolete. This inventory write-off is in addition to our ongoing inventory reserve expense related to normal operational obsolescence. We do not expect this inventory charge to recur in the future due to the one-time nature of the causes of the write-off. The impact of this inventory charge is an increase of 2.8% in cost of goods sold as a percentage of net sales for the nine months ended September 30, 2007. The remaining increase in cost of goods sold as a percentage of net sales was the result of an increase in net sales to the consumer segment that exceeded the increase in net sales to the commercial segment, an increase in air freight costs that were required to meet short customer order lead times, increases in freight and warehousing costs and the conversion of a major customer to our direct import program.

Selling Expenses.  Selling expenses increased $3.5 million, or 15.9%, to $25.7 million for the nine months ended September 30, 2007 compared to $22.2 million for the nine months ended September 30, 2006, but decreased as a percentage of net sales to 14.4% of net sales for the nine months ended September 30, 2007 compared to 16.6% of net sales for the same period in 2006. The decrease in selling expenses as a percentage of net sales was primarily the result of the greater increase in sales to the consumer segment, which has lower selling expenses than the commercial segment, as a percentage of net sales, and a decrease in sales commission expense.

General and Administrative Expenses.  General and administrative expenses increased $1.8 million, or 21.1%, to $10.5 million for the nine months ended September 30, 2007 compared to $8.7 million for the nine months ended September 30, 2006, but decreased as a percentage of net sales to 5.9% for the nine months ended September 30, 2007 as compared to 6.5% for the nine months ended September 30, 2006. This increase in total general and administrative expenses was primarily the result of increased intellectual property litigation costs incurred in connection with claims initiated by us to defend our intellectual property rights. We expect general and administrative expenses to increase by $1.5 million to $2.5 million annually as a result of being a public company due to an increase in legal, accounting, insurance and other expenses.

Research and Development Expenses.  Research and development expenses increased $2.5 million, or 100.8%, to $5.0 million for the nine months ended September 30, 2007 compared to $2.5 million for the nine months ended September 30, 2006, and increased as a percentage of net sales to 2.8% for the nine months ended September 30, 2007 compared to 1.9% for the same period in 2006. This increase in research and development expenses was primarily the result of an increase in design and engineering costs to support the development of products for our automated mounting solutions product line and an increase in royalty expense.

Share-Based Compensation.  Share-based compensation decreased $0.2 million, or 41.1%, to $0.3 million for the nine months ended September 30, 2007 compared to $0.5 million for the nine months ended September 30, 2006 as a result of the elimination of share-based compensation expense related to shares of our outstanding restricted stock issued in exchange for non-recourse (for accounting purposes) notes. Following the completion of the six month holding period after the underlying notes were repaid as part of the 2006 recapitalization, we are no longer required to incur share-based compensation related to these restricted shares.

Share-Based Compensation Related to Recapitalization.  We incurred a one-time charge of $6.1 million in 2006 related to the payment made to optionholders and employees who own restricted stock as part of the 2006 recapitalization.

Income from Operations.  Income from operations increased $9.2 million, or 42.2%, to $31.0 million for the nine months ended September 30, 2007 compared to $21.8 million for the nine months ended September 30, 2006. Income from operations as a percentage of net sales increased to 17.3% for the nine months ended September 30, 2007 compared to 16.3% for the nine months ended September 30, 2006. The increase in income from operations as a percentage of net sales was primarily the result of a $6.1 million decrease in share-based compensation related to recapitalization expense and lower selling, general and administrative expenses as a percentage of net sales, partially offset by a $5.0 million increase in cost of goods sold due to the inventory charge.

Interest Expense.  Interest expense increased by $8.0 million, or 102.1%, to $15.8 million for the nine months ended September 30, 2007 compared to $7.8 million for the nine months ended September 30, 2006, primarily as a result of entering into new credit facilities consisting of two term loans totaling $215.0 million and a $20.0 million revolving credit facility in July 2006 as part of our recapitalization. Interest expense is expected to decrease by approximately $4.9 million for 2008 as compared to full year 2007 as a result of the anticipated retirement of $61.8 million of our outstanding indebtedness under our first lien term loan facility to be effected using a portion of the net proceeds from this offering.

Provision for Income Taxes.  Provision for income taxes increased $0.6 million, or 11.3%, to $6.0 million for the nine months ended September 30, 2007 compared to $5.4 million for the nine months ended September 30, 2006. This increase reflects an increase in income before taxes resulting from an increase in income from operations that is partially offset by the increase in interest expense. Our effective tax rate was 37.7% for the nine months ended September 30, 2007 as compared to 40.8% for the nine months ended September 30, 2006. The decrease in the effective tax rate was caused by a decrease in our taxable permanent differences for the nine months ended September 30, 2007.

Net Income.  Net income increased $2.8 million to $9.8 million for the nine months ended September 30, 2007 compared to $7.0 million for the nine months ended September 30, 2006 as a result of the factors described above.

Year Ended December 31, 2006 versus the Year Ended December 31, 2005

Net Sales.  Net sales increased $73.9 million, or 56.8%, to $204.0 million in 2006 from $130.1 million in 2005. The consumer segment and commercial segment accounted for 66.7% and 33.3% of net sales, respectively, in 2006 compared to 57.6% and 42.4% of net sales, respectively, in 2005. We experienced growth in the consumer segment of $61.2 million, or 81.6%, to $136.2 million for 2006 compared to $75.0 million for 2005 driven by strong growth in the consumer electronics channel and additional penetration of the mass merchant channel. Commercial channel net sales increased $12.7 million, or 23.0%, to $67.8 million for 2006 compared to $55.1 million for 2005, primarily driven by growth in the Pro-AV, OEM and workstation channels.

Cost of Goods Sold.  Cost of goods sold increased $47.2 million, or 73.4%, to $111.5 million in 2006 compared to $64.3 million in 2005. As a percentage of net sales, cost of goods sold was 54.7% in 2006 compared to 49.4% in 2005. The increase in cost of goods sold as a percentage of net sales was due to several factors. Primary drivers of the increase were an increase in sales to the consumer segment, which generally experiences lower gross margins than sales to the commercial segment; increased freight and warehousing costs as a percentage of net sales; the switch of a major customer to a Milestone-supplied direct import program; and an unusually high mix of sales of domestically sourced products as demand for our products, particularly for flat panel display mounts, exceeded our and our customers’ sales forecasts and our orders of such products from our overseas suppliers.

Selling Expenses.  Selling expenses increased $11.7 million, or 55.7%, to $32.8 million in 2006 compared to $21.1 million in 2005, but decreased as a percentage of net sales to 16.1% of net sales in 2006 compared to 16.2% of net sales in 2005. The decrease in selling expenses as a percentage of net sales was primarily the result of the higher increase in sales to the consumer segment relative to the commercial segment.

General and Administrative Expenses.  General and administrative expenses increased $3.7 million, or 37.2%, to $13.8 million in 2006 compared to $10.1 million in 2005, but decreased as a percentage of net sales to 6.8% in 2006 compared to 7.7% in 2005. The increase of $3.7 million was due to increased salary expense, technology expenditures and legal expenses.

Research and Development Expenses.  Research and development expenses increased $1.1 million, or 36.9%, to $4.0 million in 2006 compared to $2.9 million in 2005, but decreased as a percentage of net sales to 2.0% in 2006 compared to 2.3% in 2005. The increase was due to increases in royalties that were paid to product design firms based upon a percentage of net sales during the same period.

Acquisition Costs.  Acquisition costs were $0.1 million in 2006 and $1.3 million in 2005.

Share-Based Compensation.  Share-based compensation decreased $0.8 million, or 57.6%, to $0.5 million in 2006 compared to $1.3 million in 2005 and decreased as a percentage of net sales to 0.3% in 2006 compared to 1.0% in 2005. This decrease was due to the impact of the recapitalization in July 2006 on the valuation of the equity of our company that is used to calculate the share-based compensation expense.

Share-Based Compensation Related to Recapitalization.  We incurred a one-time charge of $6.1 million in 2006 related to the payment made to optionholders and employees who own restricted stock as part of the 2006 recapitalization.

Income from Operations.  Income from operations increased $6.0 million, or 20.5%, to $35.2 million in 2006 from $29.2 million in 2005. Income from operations as a percentage of net sales decreased to 17.2% in 2006 from 22.4% in 2005. The decrease was primarily the result of the $6.1 million share-based compensation related to recapitalization expense in 2006 and an increase in cost of goods sold as a percentage of net sales.

Interest Expense.  Interest expense increased by $9.3 million to $13.1 million in 2006 from $3.8 million in 2005, primarily as a result of entering into a new credit facility with two term loans totaling $215 million in July 2006 as part of our recapitalization.

Other Income (Expense), net.  Other income (expense), net increased by ($0.9) million to ($1.9) million in 2006 compared to ($1.0) million in 2005 as a result of professional fees and the write-off of deferred financing costs related to the recapitalization that we consummated in July 2006.

Provision for Income Taxes.  Provision for income taxes decreased $0.4 million to $8.2 million in 2006 from $8.6 million in 2005. This decrease was the result of the decline in income before taxes resulting from the increase in interest expense. Our effective tax rate was 40.8% in 2006 and 35.2% in 2005. The increase in the effective rate was the result of the increase in our income before taxes and permanent taxable items in 2006.

Net Income.  Net income decreased $3.8 million to $12.0 million in 2006 from $15.8 million in 2005 as a result of the factors described above.

Year Ended December 31, 2005 versus the Year Ended December 31, 2004

Net Sales.  Net sales increased $69.8 million, or 115.8%, to $130.1 million in 2005 from $60.3 million in 2004. The increase in net sales was primarily the result of the acquisition of Sanus Systems and growth across all of our commercial channels. The acquisition of Sanus Systems was completed on September 24, 2004 and thus the net sales from Sanus Systems were included from that date onward. Accordingly, our results of operations for 2005 and 2004 are not necessarily comparable. The consumer segment and commercial segment accounted for 57.6% and 42.4% of net sales, respectively, in 2005 compared to 29.4% and 70.6% of net sales, respectively, in 2004.

Cost of Goods Sold.  Cost of goods sold increased $37.8 million, or 142.6%, to $64.3 million in 2005 compared to $26.5 million in 2004. As a percentage of net sales, cost of goods sold was 49.4% in 2005 compared to 44.0% in 2004. The increase in cost of goods sold as a percentage of net sales was the result of a full-year’s inclusion of Sanus Systems, which led to a 323.2% increase in net sales to the consumer segment, which generally experiences lower gross margins than net sales to the commercial segment.

Selling Expenses.  Selling expenses increased $9.9 million, or 88.2%, to $21.1 million in 2005 compared to $11.2 million in 2004, but decreased as a percentage of net sales to 16.2% of net sales in 2005 compared to 18.6% of net sales in 2004. The decrease in selling expenses as a percentage of net sales was primarily the result of the increase in net sales to the consumer segment to 57.6% of total net sales in 2005 as compared to 29.4% of total net sales in 2004.

General and Administrative Expenses.  General and administrative expenses increased $5.2 million, or 108.5%, to $10.0 million in 2005 compared to $4.8 million in 2004, primarily due to increased salary expense and technology expenditures, but decreased as a percentage of net sales to 7.7% in 2005 compared to 8.0% in 2004. The decrease as a percentage of net sales was the result of our general and administrative expenses growing at a slower rate than our increase in sales.

Research and Development Expenses.  Research and development expenses increased $1.6 million, or 121.4%, to $2.9 million in 2005 compared to $1.3 million in 2004 and increased as a percentage of net sales to 2.3% in 2005 compared to 2.2% in 2004 driven by increases in design fees related to the development of a new line of flat panel display mounts.

Acquisition Costs.  Acquisition costs were $1.3 million in 2005 and $0.9 million in 2004.

Share-Based Compensation.  Share-based compensation increased $1.3 million to $1.3 million in 2005 compared to $0.0 million in 2004. This increase was due to the vesting of shares of restricted common stock issued to members of management.

Income from Operations.  Income from operations increased $13.6 million, or 87.4%, to $29.2 million in 2005 from $15.6 million in 2004. Income from operations as a percentage of net sales decreased to 22.4% in 2005 from 25.8% in 2004. The decrease in income from operations as a percentage of net sales was the result of an increase in cost of goods sold and share-based compensation expense as a percentage of net sales.

Interest Expense.  Interest expense increased by $2.6 million to $3.8 million in 2005 from $1.2 million in 2004, primarily as a result of entering into a new credit facility with two term loans totaling $82.0 million in June 2005 as part of our recapitalization in 2005.

Other Income (Expense), net.  Other income (expense), net increased by ($0.9) million to ($1.0) million in 2005 compared to ($0.1) million in 2004, primarily as a result of the costs of the recapitalization that we consummated in June 2005.

Provision for Income Taxes.  Provision for income taxes increased $3.9 million to $8.6 million in 2005 from $4.7 million in 2004. Our effective tax rate was 35.2% in 2005 and 32.9% in 2004. This increase in the effective tax rate was the result of the increase in our income before taxes in 2005.

Net Income.  Net income increased $6.2 million to $15.8 million in 2005 from $9.6 million in 2004 as a result of the factors described above.

Liquidity and Capital Resources

The following is a summary of our net cash provided by (used in) operating, investing and financing activities (dollars in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(Unaudited)

Net Cash Provided By (Used In):
Operating Activities	$4,716	$3,746	$(9,349)	$(903)	$17,488
Investing Activities	(28,283)	(1,675)	(3,546)	(2,704)	(2,562)
Financing Activities	22,680	(3,672)	12,966	4,097	(11,129)
Effect of Exchange Rates	—	—	(71)	(28)	(94)

Change in Cash and Cash Equivalents	(887)	(1,601)	—	462	3,703
Cash and Cash Equivalents:
Beginning of Period	2,488	1,601	—	—	—

End of Period	$1,601	$—	$—	$462	$3,703

Our principal sources of funds are cash flows from operations and borrowings under our credit facilities. Our principal uses of funds consist of operating expenditures, payments of principal and interest under our term loan agreements and increases in working capital. Our need for working capital is seasonal, with the greatest requirements from August through December each year as a result of our inventory investment leading up to the winter and holiday selling seasons.

Nine Months Ended September 30, 2007 versus the Nine Months Ended September 30, 2006

Operating Activities.  Operating activities consist primarily of net income, adjusted for certain non-cash items, including depreciation and amortization of intangibles and the effect of changes in operating assets and liabilities, principally accounts receivable, inventories, accounts payable and accrued expenses. Net cash provided by operating activities was $17.5 million for the nine months ended September 30, 2007 compared to net cash used in operating activities of $0.9 million for the nine months ended September 30, 2006. The improvement was primarily due to a $2.3 million increase in accounts receivable and a $1.2 million decrease in inventory for the nine months ended September 30, 2007 compared to a $9.5 million increase in accounts receivable and a $7.1 million increase in inventory for the nine months ended September 30, 2006.

Investing Activities.  Investing activities relate almost entirely to capital expenditures. Cash flow used in investing activities decreased $0.1 million to $2.6 million for the nine months ended September 30, 2007 compared to $2.7 million for the nine months ended September 30, 2006. The decrease in cash flow used in investing activities was the result of a capital investment during the nine months ended September 30, 2006 related to the implementation of a new management information system.

Financing Activities.  Cash flow used in financing activities was $11.1 million for the nine months ended September 30, 2007 compared to cash provided by financing activities of $4.1 million for the nine months ended September 30, 2006. We repaid $10.1 million of borrowings on our credit facilities during the nine months ended September 30, 2007 compared to the payment of $130.3 million in dividends, the repayment of $78.8 million on our previous credit facility and the receipt of $212.3 million in proceeds from our new credit facility for the nine months ended September 30, 2006.

Year Ended December 31, 2006 versus the Year Ended December 31, 2005

Operating Activities.  Cash flow used in operations was $9.3 million in 2006 compared to cash provided from operations of $3.7 million in 2005. The increase in operating cash usage was primarily due to a $23.6 million increase in accounts receivable in 2006 compared to a $9.1 million increase in 2005. This increase was caused by the increase in consumer sales as a percentage of total net sales in 2006 compared to 2005. Large retail customers in our consumer segment generally require longer payment terms than commercial accounts; accordingly, our accounts receivable balance has increased as our sales mix has shifted to the consumer segment.

Investing Activities.  Cash flow used in investing activities increased $1.8 million to $3.5 million in 2006 compared to $1.7 million in 2005. The increase in cash flow used in investing activities was the result of a capital investment during 2006 related to the implementation of a new management information system.

Financing Activities.  Cash flow provided by financing activities was $13.0 million in 2006 compared to cash used in financing activities of $3.7 million in 2005. In 2006, we repaid $79.2 million of term debt, borrowed $215.0 million of new term debt, and issued a dividend of $130.3 million to our stockholders. In 2005, we repaid $24.2 million of term debt, borrowed $82.0 million of new term debt, and issued a dividend of $63.0 million to our stockholders.

Year Ended December 31, 2005 versus the Year Ended December 31, 2004

Operating Activities.  Cash flow provided by operating activities decreased $1.0 million to $3.7 million in 2005 compared to $4.7 million in 2004 due to an increase in accounts receivable and inventories which was partially offset by an increase in net income.

Investing Activities.  Cash flow used in investing activities decreased $26.6 million to $1.7 million in 2005 compared to $28.3 million in 2004. In 2004, Milestone issued additional stock for net proceeds of $32.5 million to fund a portion of the purchase price for the Sanus System acquisition.

Financing Activities.  Cash flow used in financing activities was $3.7 million in 2005 compared to cash flow provided by financing activities of $22.7 million in 2004. In 2004, Milestone issued stock to raise cash to acquire Sanus Systems as discussed above. In 2004, Milestone repurchased shares of its common stock from a stockholder at that time for an aggregate purchase price of $7.6 million.

Long Term Liquidity

Our primary sources of liquidity are cash flows from operations and borrowings under our revolving credit facility. Our principal uses of funds consist of operating expenditures, payments of principal and interest on our credit facilities, and capital expenditures. Our ability to make scheduled payments of principal, to pay interest or to fund planned capital expenditures will depend on our future performance, which, to a certain extent, is subject to factors beyond our control. Based upon our current operations, we believe that cash flows from operations and funds available under our credit facilities, together with cash on hand, should be adequate to finance our operations for the next twelve to twenty-four months. However, circumstances may change such that we may not generate sufficient cash flows from operations, realize expected revenue growth and operating improvements or be able to obtain future borrowings to enable us to do so. As part of our normal business, we consider opportunities to refinance our existing indebtedness based on market conditions but there can be no assurances that we will be able to do so. Changes in our operating plans, lower than anticipated sales, increased expenses, acquisitions or other events may require us to seek additional debt or equity financing. There can be no guarantees that additional financing will be available on acceptable terms or at all, and any additional indebtedness, if available, would impose additional cash payment obligations and additional covenants and operating restrictions.

Capital Expenditures

Our capital expenditures are primarily related to tooling expenses for the production of our products and investments in information technology. Capital expenditures as a percentage of net sales were 1.7% in 2006 and 0.7% in 2005. As a result of our expanding global operations, we expect to invest in a new management information system in 2008 to provide for future growth. The new management information system, which is expected to cost approximately $5.0 million, is scheduled to be completed by the end of the second quarter of 2009.

Credit Facilities

As part of our recapitalization in 2006, our subsidiary, CSAV, Inc., obtained a $165.0 million first lien credit facility and $70.0 million second lien term loan with a bank group. The first lien credit facility consists of a $145.0 million term loan that matures on June 30, 2012 and a $20.0 million revolving credit facility. Interest on the first lien term loan and the revolving credit facility is payable quarterly at varying rates indexed to prime or LIBOR plus an applicable margin. We are also obligated to pay a commitment fee of between 0.25% and 0.5%, based on our leverage ratio, on the unused portion of our revolving credit facility. As of September 30, 2007, the interest rate on the first lien term loan was 7.92% and we had $143.1 million of total borrowings outstanding under our first lien credit facility. We had $20.0 million of total borrowing availability under our revolving credit facility at September 30, 2007.

The $70.0 million second lien term loan has a seven-year maturity. Interest on the second lien term loan is payable quarterly at varying rates indexed to prime or LIBOR plus an applicable margin. As of September 30, 2007, the interest rate on the second lien term loan was 11.67% and we had $70.0 million of total borrowings outstanding under our second lien credit facility.

Each of the credit facilities is guaranteed by Milestone and is secured by substantially all of our present and future assets. The credit facilities contain restrictions on incurring additional debt or liens, making investments, mergers and sale-leaseback transactions, selling assets or making equity purchases, debt prepayment, payment of dividends and transactions with affiliates, including the payment of management or consulting fees to affiliates. The credit facilities also contain financial covenants setting a maximum amount of capital expenditures that may be incurred by us in any fiscal year and a maximum leverage ratio and requiring us to maintain a minimum fixed charge ratio. We were in compliance with the restrictions and covenants in our credit facilities as of September 30, 2007.

In connection with the consummation of this offering, we intend to use the net proceeds of this offering to repay $61.8 million of our first lien credit facility.

Impact of Inflation

Inflationary factors such as increases in the cost of our products and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net sales if the selling prices of our products do not increase with these increased costs.

Contractual Obligations

Our contractual obligations at December 31, 2006 were as follows (dollars are in thousands):

	Payments Due by Period
		Less Than			More Than
	Total	1 year	1-3 Years	4-5 Years	5 Years

Long-Term Debt Obligations(1)	$214,250	$1,500	$3,000	$3,000	$206,750
Interest Payment Obligations(2)	96,737	17,345	34,295	33,809	11,288
Operating Lease Obligations(3)	3,137	1,526	1,611	—	—
Revolving Line of Credit Obligations(4)	8,932	8,932	—	—	—

Total	$323,056	$29,303	$38,906	$36,809	$218,038

(1)	Includes principal payment obligations under our term loan credit facilities. No interest expense is included. This does not give effect to anticipated repayment of outstanding indebtedness under our first lien credit facility in connection with this offering.

(2)	Represents estimated interest payments to be made on our variable rate credit facilities. All interest payments assume the principal payments are made as scheduled. Interest rates used to determine interest payments for our credit facilities are based upon the interest rate in effect on December 31, 2006. This does not give effect to anticipated repayment of outstanding indebtedness under our first lien credit facility in connection with this offering.

(3)	Consists of operating lease obligations for our facilities in Minneapolis, Minnesota; Eindhoven, the Netherlands; and Shenzhen, China.

(4)	Consists of outstanding obligations under our revolving line of credit. No interest expense is included.

Off-Balance Sheet Items

We currently do not have any off-balance sheet arrangements or financing activities with special-purpose entities.

Recently Issued Accounting Standards

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Liabilities, providing companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS No. 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. By enabling companies to report assets and liabilities at fair value, SFAS No. 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 requires companies to provide additional information that will help users of financial statements better understand the effect of our choice to use fair value on its earnings to display the fair value of those assets and liabilities for which we have chosen to use fair value on the face of the balance sheet. SFAS No. 159 is effective for our company on January 1, 2008. We do not believe that the adoption of this Statement will have a significant impact on our operating results or financial position.

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 is effective for fiscal years ending after November 15, 2006. We are currently assessing the impact, if any, that the adoption of SAB No. 108 will have on our income from operations or net income. The cumulative effect, if any, of applying the provisions of SAB No. 108 will be reported as an adjustment to beginning-of-year retained earnings.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This Statement applies to previous accounting pronouncements that require or permit fair value measurements. Accordingly, this Statement does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after December 15, 2007. We are currently evaluating the impact, if any, the adoption of SFAS No. 157 will have on our income from operations or net income.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rates.  Because our credit facilities bear interest at a variable rate, we will be exposed to market risks relating to changes in interest rates. The revolving line of credit bears interest at the prime rate or LIBOR, plus an applicable margin, and as of September 30, 2007, the interest rate under the line of credit was 9.75%. The first lien term loan bears interest at a per annum rate equal to either, at our option, the prime rate plus 1.5% or LIBOR plus 2.75% and our second lien term loan bears interest at a per annum rate equal to either, at our option, the prime rate plus 5.25% or LIBOR plus 6.5%.

In order to mitigate our interest rate exposure, we have entered into three interest rate swap agreements. The notional amount of the first swap agreement as of September 30, 2007 was $18.1 million with a fixed rate of 4.29%, and the first swap agreement has a termination date of September 9, 2008. The second swap agreement had a notional amount as of September 30, 2007 of $16.0 million with a fixed rate of 4.28% and a termination date of September 9, 2008. The notional amount of the third swap agreement as of September 30, 2007 was $66.4 million with a fixed rate of 5.06% and the third swap agreement has a termination date of December 31, 2009.

A hypothetical 100 basis-point increase from the current interest level on $112.6 million, the amount outstanding under our existing revolving facility and our term facilities at September 30, 2007 that was not covered under the swap agreements, would result in approximately a $1.2 million increase in interest expense over a one-year period. A hypothetical 100 basis-point decrease from the current interest level would result in approximately a $1.2 million decrease in interest expense over a one-year period.

Foreign Exchange.  We currently generate sales in Canada, Mexico, South America, Europe, and the Asia Pacific region. The reporting currency for our consolidated financial statements is U.S. Dollars. To date, we have not been affected materially by changes in exchange rates. However, as our sales generated outside of the United States increase, our results of operations could be adversely impacted by changes in exchange rates. For example, if we recognize international sales in local foreign currencies (as we currently do in Canada and other countries), as the U.S. Dollar strengthens it would have a negative impact on our international results upon translation of those results into U.S. Dollars upon consolidation. We do not currently hedge foreign currency fluctuations and do not intend to do so for the foreseeable future.

BUSINESS

Our Company

We are a leading designer, marketer and distributor of branded AV mounting equipment and display solutions. Based on sales, we believe we have the largest market share in North America for flat panel display mounting solutions, projector mounting solutions and speaker stands. We are also one of the top providers of AV furniture and other products and AV accessories. Milestone was formed in 2003 to acquire Chief Manufacturing, Inc., which was founded in 1978 and grew to become the leading supplier of commercial AV mounting systems sold to Pro-AV dealers and high-end custom home theater dealers. In 2004, Chief Manufacturing, Inc. acquired Sanus Systems, which was founded in 1986 and grew to become one of the largest manufacturers of high-quality speaker stands, AV furniture and television wall mounts for the consumer market. As a result of the acquisition of Sanus Systems, we believe we offer the most extensive selection of AV mounting and display solutions and accessories for commercial and consumer end-users.

Our innovative products are used in connection with various high-growth AV products, such as flat panel displays and projectors, which are quickly becoming the preferred display technologies of many commercial and consumer end-users. We sell our products through numerous channels, including Pro-AV dealers, regional home theater dealers, consumer electronics retailers, mass merchants and OEMs. In order to maximize our channel penetration, we market our products under the Chief and Sanus brand names and have recently introduced the channel specific iC, Vuepoint and simplicity brand names. Through these brands, we currently serve a broad base of over 4,500 customers, and over the past 18 years we have built a strong presence in leading national and regional retailers in the United States and Canada, such as Best Buy and Future Shop.

Under the direction of our experienced management team, we have increased our net sales and income from operations over the past several years. From 2005 to 2006, our net sales increased 56.8% from $130.1 million to $204.0 million and our income from operations increased 20.5% from $29.2 million to $35.2 million. While our net income decreased 24.4% from $15.8 million in 2005 to $12.0 million in 2006, the decrease was primarily the result of recapitalization expenses and a recapitalization-related increase in interest payments. More recently, our net sales increased 34.0% from $133.5 million for the nine months ended September 30, 2006 to $178.8 million for the nine months ended September 30, 2007. During that same period, our income from operations increased 42.2% from $21.8 million to $31.0 million and net income increased 40.2% from $7.0 million to $9.8 million. As of September 30, 2007, our total debt was $213.1 million.

Our Markets

We operate within the large and rapidly growing AV mounting equipment and display solutions industry. This industry includes AV mounting equipment and other display accessories and furniture that are sold to commercial and consumer end-users. This industry has grown dramatically in recent years as the demand for advanced digital display systems, including flat panel displays and projector systems, has increased. Flat panel displays and digital projectors have become the preferred display technologies across a wide range of commercial and consumer applications. According to iSuppli, global sales of flat panel displays are expected to increase from 25.5 million units in 2005 to 76.1 million units in 2007, representing a compound annual growth rate of 72.9%. iSuppli estimates that global flat panel display unit sales will continue to grow from 2007 to 2010, projecting a compound annual growth rate of approximately 23.4%. According to Pacific Media, global unit sales of projector systems are expected to increase from 4.1 million units in 2005 to 5.8 million units in 2007, representing a compound annual growth rate of 18.6%. Pacific Media estimates that global sales of projector systems will continue to grow from 2007 to 2010, projecting a compound annual growth rate of approximately 26.1%.

We believe that several trends are driving growth in the markets for our products. These trends include:

Rapid adoption of flat panel displays and projectors.  Flat panel displays have become the preferred display technology across a wide range of commercial and consumer applications while digital projectors are being used more frequently in high-end home theaters and corporate, commercial, educational and governmental settings. Over the past decade, increases in the size, improvements in the shape, and advances in the functionality and image quality of flat panel displays and projector systems have made them more attractive to end-users than Cathode Ray Tube, or CRT, televisions. For example, the changing size and shape of flat panel displays, which have significantly less depth relative to their height and width, have enabled consumers to place flat panel displays in more locations. The relatively thin form and improved image quality of flat panel displays has also made them more attractive for use in commercial applications, including digital signage.

Increased affordability of flat panel displays.  The average prices of flat panel displays have declined significantly in recent years, making them more affordable to a broader universe of end-users. For example, according to iSuppli, the average selling price of 42-inch to 44-inch flat panel displays in North America is projected to fall 38%, from $2,412 in 2006 to $1,487 in 2007. Furthermore, iSuppli estimates the average price of flat panel displays in this size range will decline an additional 44% from 2007 to 2010 to an average price of $837. We believe that greater affordability, combined with the superior space utilization and increased installation alternatives that mounting solutions provide, will generate continued demand for flat panel displays.

Continued proliferation of digital media content.  The shift of media providers towards digital display content has led to a proliferation in demand for high quality display devices. Flat panel displays and projectors have become the preferred display choice for consumers and commercial users due to their ability to process high quality digital images, including high definition, or HD, video content. Partly in response to government mandates, we believe that the conversion from analog to digital television transmission and the growing supply of HD video content will continue to drive the adoption of advanced digital display systems and the market for our products.

Commercial Market

Our products are sold to commercial end-users through Pro-AV and custom integration dealers, distributors and OEMs. Commercial end-users include corporations, educational institutions, governments, religious organizations, hotels, retailers, restaurants and stadiums. According to infoComm International, or infoComm, the North American commercial AV market represented over $12.4 billion in product sales in 2006. Within the broad commercial market opportunity, infoComm estimates that AV mounting and peripheral equipment represented $1.7 billion of product sales in 2006. Attractive new opportunities within the commercial segment have recently emerged, including digital signage, hospitality, workstation and healthcare applications. Digital signage represents a new way for enterprises to communicate information and advertise at major events and in venues such as airports and retail outlets. According to Frost & Sullivan, the North American digital signage systems market is expected to grow from $148.9 million in 2004 to $856.9 million by 2011, representing a compound annual growth rate of approximately 28.4%. We also believe that in the hospitality industry, in response to growing consumer demand and to maintain premium ratings, hotels are increasingly converting from CRT televisions to flat panel displays. iSuppli expects flat panel unit sales to more than double in the hospitality segment from 2006 to 2010. Within the workstation market, flat panel displays are replacing CRT monitors due to superior workspace utilization, improved image quality and lower energy consumption. Within the healthcare market, we believe the shift to digital patient records and digital imaging technology is driving the increased use of displays and related mounting solutions.

Consumer Market

According to the U.S. Department of Labor, consumer expenditures on audio and visual equipment and services in the United States increased at a compound annual growth rate of 8.9% from 2000 to 2005, outpacing growth in total consumer expenditures, which grew at a compound annual rate of 5.5% over the same time period. The total U.S. consumer electronics market represented $148.1 billion in sales in 2006 and is expected to rise 8.2% to $160.3 billion in 2007, according to the Consumer Electronics Association. Within the consumer market, AV mounting solutions and other AV products and accessories are sold through regional home theater retailers, consumer electronics retailers, mass merchants and club stores. The growth in flat panel display sales in the consumer market segment has been driven by the conversion of analog to digital signal technology and the demand for HD video and multimedia content. Consumers have also been attracted to flat panel displays due to their more appealing size and shape as compared to CRT televisions. As average prices have declined rapidly over the past several years, leading mass merchant retailers and club stores have represented an increasing percentage of total flat panel display unit sales.

Competitive Strengths

We believe the following strengths have contributed significantly to our success and differentiate us from our competition:

Leading market positions.  We believe we are the largest North American supplier, based on sales, of flat panel display solutions, projector mounting solutions and speaker stands, and are a leading supplier of automated mounting solutions, AV furniture and other display accessories. Our market leadership in key product categories results from the innovation, ease of installation, adjustability and versatility of our products, supported by our high level of customer service. To meet the demands of North America’s leading consumer electronics retailers, we have invested in retail marketing programs, inventory management systems and Asian sourcing capabilities. As a result of these strengths, as well as our brand recognition by channel participants, broad product offering, and extensive patent and trademark portfolio, we have developed long-standing customer relationships that help protect our leading market positions.

Strong relationships with a diversified customer base.  We have long-standing relationships with customers across several channels and have established or significantly strengthened relationships over the past three years with several important retail customers. Through our segmented brands and product offerings we serve over 4,500 customers, which include a diverse group of leading Pro-AV and home theater dealers such as AVI and Abt Electronics, OEMs such as Dell, consumer electronics retailers such as Best Buy, and mass merchants and club stores. Through the scale of our operations and breadth of our capabilities, we have developed strong relationships with leading retailers and currently operate as a category manager for several retail customers in our core product categories. As category manager, we work closely with retailer merchant teams to help manage inventory, optimize merchandising and develop innovative new products.

Industry-leading product development.  Throughout our history, we have expanded our business by quickly introducing new, innovative and highly functional AV mounting solutions. Since the beginning of 2005, we have successfully introduced over 100 new products, which represented more than 40% of our net sales in the first nine months of 2007. We believe that the features and functionality of our products are differentiated from those offered by our competitors based on several factors, including broad adaptability, ease of installation and our patented technologies. We plan to continue making significant investments in product research and development to build on our leading market positions within our key product lines and to successfully expand into additional product categories.

Highly effective customer service.  We have an internal sales and customer service team of approximately 30 professionals in the United States, the Netherlands and China. Customer service team members focus on specific industry segments, which we believe allows us to provide the highest levels of service to our customers. For example, our Pro-AV dealers demand high levels of technical service and rapid fulfillment. Our customer service team and call center typically handle over 16,000 calls per month from customers and end-users requiring some combination of technical assistance, order placement and expedited delivery.

We recently launched our “Xpress” shipping program for our commercial customers, which provides same-day shipping if the order is placed before 4:00 pm Central time. Outside of this program, we are typically able to fill orders within 48 hours. In addition, we have developed proprietary applications to assist customers in selecting our products, including our web-based “Mountfinder.” This tool allows customers to cross-reference every available mounting solution for all leading flat panel displays and projector models, and is linked to or embedded in several of our customers’ websites for use by end-users.

Multi-branded strategy.  We believe that awareness of our brands within each channel is a significant competitive strength. Our reputation for supplying high-quality, innovative products and superior customer service has resulted in strong brand recognition within the commercial market with our Chief brand and within the consumer market with our Sanus brand. As we have broadened our distribution channels to mass merchants, we have launched new brands targeted at specific market segments, including the Vuepoint brand for the mass merchant channel and the simplicity brand for the club stores channel.

Flexible supply chain capabilities.  We have developed significant internal and external supply chain capabilities. Our internal assembly and distribution operations enable us to offer our customers short lead times and efficiently supply customized solutions. Complementing these operations is an extensive network of domestic and international outsourced suppliers. We have increased our lower-cost Asian sourcing dramatically over the last several years, from 36% of purchases in 2005 to over 50% of purchases in the first nine months of 2007. The flexibility of our global sourcing platform allows us to provide high quality products at competitive prices, while minimizing our investment in capital equipment. Also, the scale of our operations provides us with purchasing leverage with our product suppliers and third-party logistics providers.

Experienced management team.  Our senior management team possesses strong functional expertise in product development, sales and marketing, operations and finance. Our management team has successfully built our company through strategic acquisitions and organic growth. During the last three years, our management team has successfully integrated the operations of Chief Manufacturing, Inc. and Sanus Systems and introduced over 100 new products. Also, during this time, they expanded our international operations by increasing global sourcing and establishing European and Asian sales offices.

Key Growth Initiatives

We believe the following are key components of our growth strategy:

Capitalize on our leading market positions.  As commercial and consumer end-users continue to adopt new display technologies, including flat panel displays and projectors, we plan to capitalize on our leading market positions in innovative AV mounting solutions and accessories. We believe we are well positioned to grow our net sales and profits as the global adoption of new display technologies is driven by numerous factors, including the worldwide conversion of video signals from analog to digital, the replacement of CRT televisions and monitors with more attractive flat panel displays, and increased demand for HD video content.

Further penetrate our existing retail customer base.  Our leading presence with many of our retail customers enables us to participate in key merchandising decisions and to grow our business by introducing new products and product categories. For example, in 2007, we plan to introduce an expanded line of flat panel accessory products under the Sanus Elements product line that will include screen cleaning and surge protection solutions. Additionally, we recently established new brands to market lower-cost alternatives of our products to mass merchants and club store chains. As we successfully introduce new products and product categories into the market, we expect to further strengthen partnerships with our existing retailer customer base.

Expand our presence in commercial channels.  Within the commercial segment of our business, we believe there are opportunities in the growing digital signage, workstation, hospitality and healthcare markets where we can attract new customers and further grow our business. For example, we have developed customized solutions for the digital signage market that allow for ease of installation and compatibility with distributed IT hardware. We are expanding our presence in the workstation market through multi-monitor and ergonomic mount solutions. To address the needs of the growing hospitality market, we sell to television OEM and in-room integration firms to deliver aesthetic and secure mounting solutions. Within the healthcare market, we have developed mobile display solutions, and have obtained and are pursuing certain occupational safety certifications with the California Office of Statewide Planning and Development.

Introduce new products and product categories.  Our frequent introduction of new, innovative products and the redesign of existing products have been instrumental to our success. From the beginning of 2005 through September 30, 2007, we have spent approximately 2.3% of our net sales on product research and development. These research and development investments have enabled us to successfully introduce over 100 new products during this period. To drive growth, we plan to continue our significant investments in research and development.

Expand our international presence.  We believe there is a substantial opportunity to grow our customer base internationally, particularly in the European and Asia-Pacific markets, and we intend to pursue these markets aggressively. According to iSuppli, Europe represented approximately 35% of the worldwide market for flat panel displays in 2006. We recently established a sales and marketing team in the Netherlands to target the European market. We have also positioned ourselves to expand our market share in key Asia-Pacific countries, such as Australia, Japan and China, by establishing relationships with major international consumer electronics retailers. In 2006, we increased our net sales in international markets by 128.9% from $9.4 million in 2005 to $21.6 million.

Pursue strategic acquisitions.  We plan to pursue additional strategic acquisitions that will expand our product offerings, enlarge our distribution channels and allow us to penetrate new markets. Our successful integration of the operations of Chief Manufacturing, Inc. and Sanus Systems demonstrates our ability to effectively execute our acquisition strategy.

Products

We believe we have designed and developed the industry’s most comprehensive product offering of AV mounting equipment and display solutions for flat panel displays, projectors, speakers and other AV equipment. We offer over 2,000 active stock keeping units, or SKUs, to our customers. Our product categories include flat panel display mounting solutions, projector mounting solutions, AV furniture, speaker stands and other AV products and accessories. We offer quality products and innovative designs that are functional, easy to install and have the flexibility to work with the flat panel displays and projectors of every major manufacturer.

Flat Panel Display Mounting Solutions

Our innovative flat panel display mounting solutions come in a variety of size ranges and are compatible with the product models of all major flat panel display manufacturers. The table below outlines representative examples of our major flat panel display mounts by type, function and customer-demanded features:

Representative
Product Type	Function	Key Features

Wall Mounts:

Low-profile	Fixed wall mount	• Secure, space-saving wall mounting solution

• Maximizes the sleek look of flat panel displays

Tilting	Single-plane adjustment capability	• Patented Virtual Axistm or Pull-n-Tilt technologies enable finger tip adjustment

• Allows for optimal viewing angles from different heights and helps reduce or eliminate glare

Full-motion	Multi-dimensional adjustment capability	• Patent-pending Virtual Axistm 3D technology allows the mount to tilt, swivel, pan and extend with fluid motion

• Allows display to extend up to two feet from the wall and pivot up to 180 degrees

Automated Lifts and Mounts	Motorized and remote controlled	• Allows for the concealment of flat panel displays in ceilings, furniture or custom built enclosures

• Position memory presets

Carts & Stands	Mobile or free-standing installations	• Telescoping design allows for height adjustability of flat panel displays

• Collapsible designs for easy assembly and disassembly

Monitor Mounts	Desktop and multi-monitor installations	• Dynamically height adjustable • Patented Centristm positioning technology

In addition, we provide a broad range of solutions for mounting flat panel displays under cabinets, from ceilings and in a variety of other locations. We also offer adapters for specialized in-wall installation applications.

Projector Mounting Solutions

We provide a full range of products that allow for the installation of projectors in a variety of commercial and consumer applications. The table below outlines representative examples of our major projector mounts by type, function and customer-demanded features:

Representative
Product Type	Function	Key Features

Ceiling/Structural Adapters	Connection to building infrastructure	• Patent-pending SpeedConnecttm kits allow for rapid installation in suspended ceilings

• Rapid installation capability for joist, truss and angled ceiling installations

Columns/In-line Accessories	Vertical suspension	• Height-adjustable projector placement • Lightweight for ease of installation

• Internal cable management for clean installation

Projector Mounts	Attachment point to projectors	• Independent roll, pitch and yaw for rapid installation

• Patent-pending MicroZonetm adjustment for precise projector registration

• Quick connect and disconnect for projector service

Security Accessories	Theft and damage prevention	• Aluminum and solid steel construction • Key-locking mechanisms

• Projector enclosures for complete protection

Automated Lifts	Motorized and remote controlled	• Integration with commercial control systems • Low-profile, above-ceiling installation

• Flexible installation for a variety of ceiling types

AV Furniture

Our AV furniture, marketed under the Sanus Foundations line, includes television and home entertainment system furniture that is designed to enhance consumers’ home theater experience and to provide aesthetic appeal. Our furniture is typically made from a combination of hardwood, medium-density fiber board (MDF), glass and metal, and we offer several distinct lines to meet the varying preferences of consumers. In addition, we have introduced a new line of on-wall furniture that enables consumers to use the wall space below wall-mounted flat panel displays for mounting AV equipment such as DVD players and cable or satellite connection boxes. The majority of our AV furniture products are sold through our consumer segment.

Speaker Stands

Our Sanus Foundations speaker stands offer attractive designs and enhanced sound quality for home theater and other environments. All of our speaker stands are engineered to enhance sound quality though resonance dampening and acoustic isolation. We have eight distinct product lines that are sold through our consumer segment.

Other AV Products and Accessories

We offer other AV products and accessories that complement existing furniture styles and colors, including CD racks, television turntables, mini-system stands and television top shelves. In addition, we also offer specialty wall and ceiling speaker mounts that can support speakers up to 25 pounds and CRT television mounts for most 13-inch to 27-inch CRT televisions.

Brands

Our portfolio of brands includes Chief, Sanus, iC, Vuepoint and simplicity. Each brand is targeted at a particular distribution channel and is positioned to offer the critical features necessary to service end-users in each channel at appropriate price points.

Our Chief brand represents products marketed in our commercial segment and certain OEM and custom home theater dealer customers. These customers generally demand the highest functionality and the most advanced features.

Our Sanus brand represents products marketed primarily in home theater dealer and consumer electronics retail channels. We promote our Sanus brand as a leader in quality, functionality and aesthetics. Because it is often used in consumer installations, we also focus on ease-of-use and overall value.

We developed the iC brand as a Pro-AV brand designed for use in consumer applications through the home theater dealer and consumer electronics retailer channels. These products capitalize on the name recognition of our Chief brand in the Pro-AV channel while offering a product that is designed for consumer use and offers greater ease-of-use at lower price points.

We launched the Vuepoint brand in 2004 and simplicity brand in 2006 to market lower cost models of our products to mass merchants and club stores, respectively, within the consumer market.

Customers

We sell our products through both commercial and consumer distribution channels. Our commercial customers typically consist of Pro-AV dealers and OEMs, while our consumer customers consist of leading national and regional consumer electronics retailers, mass merchants, club stores and home theater dealers.

Commercial customers.  The Pro-AV dealer channel is characterized by a large group of professional installers, integrators, consultants and distributors who provide customized solutions to commercial clients, including corporations, educational and religious institutions and governments. In addition to the traditional institutional clients, new end-markets for Pro-AV dealers have emerged, including digital signage and hospitality applications. Customers in this channel include companies such as Audio Visual Innovations (AVI) and SPL Integrated Solutions (SPL). The OEM channel is comprised of manufacturers of flat panel displays and projectors that distribute products to dealers and consumers through direct sales, internet sales and catalogs. As OEMs grow their direct or dealer-based sales, they often partner with AV accessories suppliers to provide complementary products.

Consumer customers.  Our national consumer electronics retail customers include Best Buy, Inc., which represented approximately 25% of our net sales in 2006. These retailers have in-store sales forces that provide end-users with relatively high levels of service and product knowledge, and carry a wide selection of flat panel display mounting systems and AV accessories. We also sell to mass merchants and club stores. As prices of flat panel displays have declined, these outlets have become an increasingly important sales channel for flat panel displays. Mass merchants and club stores tend to stock basic, easy to install AV mounts and accessories. Home theater dealers, such as Abt Electronics and Magnolia Audio Video, generally offer premium products, customizable solutions, and professional installation.

Sales and Marketing

We have a large and well-trained sales organization supporting our customer base. Our sales team consists of over 60 employees and manufacturer’s representatives. To respond to the specific demands of our customers, our sales team is organized into separate commercial and consumer groups. In the commercial market, we have a team of national and regional sales managers who focus on Pro-AV dealers and distributors as well our OEM customers. Sales to our consumer segment are managed by an internal team of national account and regional sales managers supported by external manufacturer sales representatives. We also have sales personnel dedicated to certain target markets, such as our workstation sales and our export sales to Canada, Mexico and Central and South America. In 2005, we opened offices in Europe and Asia to provide increased sales support to many international markets. We currently employ sales professionals in the Netherlands who target customers in Europe and the Middle East, and have also developed strategic relationships with many European distributors. We also employ sales professionals in Shenzhen, China who focus on several Asia-Pacific markets, including China, Japan, Singapore, Australia and New Zealand.

We support our outside sales efforts through our highly effective internal team of customer service professionals. This team interfaces with dealers, distributors, retailers and end-users to process and track product orders, provide installation advice and solicit customer feedback. In 2006, our U.S. inside sales and customer service department received over 16,000 calls per month on average. Our inside sales and customer service team receives frequent training on our products and services in order to respond to customer orders and inquiries effectively. Within the consumer market, we are able to build strong relationships with our retail customers by offering a consumer hotline where we respond to questions from end-users regarding assembly, installation, replacement parts and general product use.

Our marketing organization is divided into commercial and consumer teams that utilize several promotional programs to market our brands to the various customers we serve. The commercial marketing team develops marketing programs designed to reach Pro-AV dealers, commercial architects, and consultants and OEMs. Our consumer marketing efforts are oriented towards our retail customers and consumers. Within the commercial and consumer marketing channels, we focus on the following marketing programs:

•	Direct mail. Direct mail is an important part of our marketing effort expenditures in the commercial segment and is most commonly used to announce new products and trade show invitations.

•	Magazine and newspaper advertising. We advertise in several industry and segment specific publications to promote our products and develop brand awareness within specific industry segments. In 2006, we placed over 400 advertisements in publications such as Custom Retailer, CEPro, DealerScope and TWICE. To drive sales of our products with key retailers, we also invest in co-op advertising in weekly retailer circulars.

•	Trade shows. Participation in trade shows is essential to provide significant exposure for our products and brands. In 2006, we participated in over 50 domestic and international trade shows, including the Consumer Electronics Show (CES), infoComm International, Custom Electronic Design & Installation Association (CEDIA), IFA and many others.

•	Websites. On our brand websites, we offer information about our company, product lines, product specifications and order instructions and information. In addition, our web-based “Mountfinder” tool allows customers to cross-reference available mounting solutions for flat panel displays and projectors. Several of our top retailer customers have linked to or embedded “Mountfinder” on their own websites, further strengthening our relationship with these customers.

•	Email. On our brand websites, customers can sign up for various email bulletins, which deliver important product information and updates.

Product Development

Our primary product development objective is to meet customers’ known and anticipated needs through the introduction of new and innovative products. We develop our products with an in-house team of engineers and product development managers. We have also established relationships with outside design and engineering firms to support the development of specific new products. Some recent product introductions include a line of Sanus Visionmount full-motion display mounts in 2006, in-wall boxes for custom home theater applications, and on-wall furniture. In total, we have introduced over 100 products since the beginning of 2005, and sales of these new products represented more than 40% of our net sales in the first nine months of 2007.

We continue to invest significantly in product research and development. At any point in time, we typically have 25 to 50 projects under development. Each of these projects may lead to a number of new product SKUs within existing product lines or may expand our reach into new product categories or additional sales channels.

Sourcing and Distribution

Our strategy is to maintain a flexible, global supply chain consisting of assembly, sourcing, and distribution operations. Our internal domestic light assembly and kitting operation supports the demands of our commercial segment customers for quick turnaround and customized product solutions. We use a network of domestic and international sourcing partners to provide component parts for this operation. Our international suppliers also provide higher volume stock products to support our consumer segment sales. Our assembly and sourcing efforts are supported by our domestic and international distribution operations.

Domestic Assembly Operations.  Our headquarters and domestic assembly operation in Savage, Minnesota includes light assembly and kitting, with component parts arriving on a daily basis from domestic and international suppliers. A substantial portion of these operations consists of kitting, where mount components, hardware, and instructions are packaged as a final product with the appropriate configuration. This kitting operation gives us extensive build-to-order capability with over 2,000 custom SKU possibilities.

Domestic and International Sourcing.  Our network of domestic suppliers provides component parts for our line of Chief branded commercial solutions and serves as a backup source for components sourced from Asia. Over the last five years, increased sourcing from Asia has allowed us to enhance our efficiency and reduce our production costs in order to provide customers with high quality products at competitive prices. To support our increased Asian sourcing effort, we recently established CSAV Asia Pacific, Limited, or Asia Pacific, and a subsidiary operation in Shenzhen, China to source products and provide customer and logistical support. We currently employ more than 20 people in our Shenzhen office performing supplier selection, quality control and production engineering.

Our sourcing efforts globally have several strategic components. First, we source purchases of high-volume products from at least two vendors to help provide price competition and reduce the likelihood of product shortages. Second, we typically do not have formal written agreements with suppliers that obligate us to purchase minimum volumes, which provides us with the flexibility to manage costs by seeking lower cost alternatives. Finally, suppliers are continuously evaluated with comprehensive scorecards that allow us to monitor vendor performance.

Domestic and International Distribution.  Our facility in Roseville, Minnesota primarily serves as a warehouse and distribution facility for North American retail customers. Most products are shipped in finished, boxed form to this facility from suppliers in the United States, China, Malaysia and New Zealand. We also use 3rd party logistics (3PL) providers in the United States and Canada as needed to provide flexible distribution space beyond the capacity of our Roseville facility.

We use a 3PL facility in Moerdijk, the Netherlands for shipments throughout Europe. Fulfillment in other regions is typically handled through our distributors.

Intellectual Property

Trademarks.  We hold 16 registered and 37 pending trademarks in the United States, protecting our Chief and Sanus brand names, along with key sub-brands. In addition, we have 18 trademarks registered in foreign countries and 14 pending foreign trademarks. Our trademark registrations provide exclusive rights in perpetuity for use in connection with the covered goods and services provided that we continue to use the trademarks and maintain the registrations. We believe certain of our trademarks and trade names are material to our business and are well known among customers in our principal markets.

Patents.  We have numerous patents, including 16 utility patents and 103 design patents, both U.S. and foreign, which expire at various times between 2011 and 2032. We also have 67 additional patents pending in the United States. For example, we have obtained patents on products such as our Pull-n-Tilt mechanism, our Virtual-Axis technology, and Centris mechanism for flat panel display mounts, and numerous other novel techniques for wall, floor, and ceiling mounting of flat panel displays and projectors. We cannot assure you that these patent rights will provide adequate protection or that others will not be able to develop products that are similar to or competitive with our products.

We are committed to maintaining and protecting our intellectual property. In several cases, we have asserted our patent rights against manufacturers of infringing products and we expect to continue to vigorously enforce our intellectual property rights against infringers around the world. We periodically review our portfolio of patents, patent applications, trademarks, trademark registrations and trademark registration applications, as well as our business plans, to determine whether our intellectual property portfolio is appropriately aligned with our business. Consequently, we periodically allow some of our intellectual property to lapse or go abandoned under appropriate circumstances. In addition, due to uncertainties inherent in prosecuting patent applications and trademark registration applications, sometimes patent applications and trademark applications are rejected and we subsequently abandon them. We are not aware of any material claims of infringement or other challenges asserted against our right to use our intellectual property.

Competition

We compete on the basis of product quality and features, customer service and installation support, distribution and merchandising capabilities, brand recognition and price. Some of our competitors seek to offer lower prices on competing products to gain market share. To remain competitive, we believe we must regularly introduce new products, add additional features to existing products, and limit increases in our prices. In addition, our intellectual property rights are more difficult to enforce in foreign jurisdictions than in the United States. Accordingly, the expansion of our business internationally causes us to compete against counterfeit, knockoff and infringing products, which typically are offered at lower prices. Several of our competitors also have significant design resources and compete with us globally on product aesthetics and functionality.

The commercial market segment is driven by the ability to serve a fragmented customer base that requires a high volume of orders with a relatively small average order size. These dealers demand a comprehensive product offering, exceptional customer service and quick turnaround time, which few companies can provide in this sector. We primarily compete against Peerless Industries, Inc. and Progressive Marketing Products Inc. in the domestic commercial market.

The consumer market requires suppliers to provide high volume orders and innovative products. Consumer electronics and mass merchant retailers also require a high level of service and supply chain management from their vendors. We primarily compete against Omnimount Systems in this market. In addition, due to the fast growing market for flat panel displays, many established and start-up companies are pursuing products and technologies that are similar or related to ours, and we may face increased competition from these new market entrants.

Backlog

Our backlog as of October 31, 2007 was $15.5 million. The amount of backlog at any date depends on various factors, including the timing of receipt of orders, seasonality, fluctuations in orders of existing products, and the introduction of any new products. We believe the amount of our backlog at any date is not a particularly useful measure of our future sales beyond one month.

Employees

As of October 31, 2007, we employed 347 people, 345 of whom are full-time employees, and two of whom are part-time employees. In addition we utilize 57 temporary agency personnel who work in our domestic manufacturing and distribution facilities. We have no collective bargaining agreements covering any of our employees and have never experienced any material labor disruption. We consider our employee relations to be good.

Management Information Systems

In 2006, we upgraded our management information system to Sage Software’s MAS 500 program. MAS 500 is a mid-sized company enterprise system, incorporating accounting, order entry, shipping, planning, and warehouse management. During the next 24 months, we expect to upgrade our MIS capabilities.

Our two primary business locations in Savage, Minnesota and Roseville, Minnesota are linked with a dedicated T-1 line, and all e-mail and other network functions are shared between the locations. Our office located in Shenzhen, China is also linked with a dedicated T-1 line. Payroll and benefits management in the United States have also been consolidated on a Ceridian-based platform to support our human resource management requirements. In addition, our international operations in the Netherlands and China operate on MAS 500 for ease in global financial consolidation and operational control.

Facilities

We occupy approximately 132,000 square feet in a leased facility in Savage, Minnesota, which houses our corporate headquarters and domestic assembly operations. We lease this facility under an agreement that extends through April 2009, with an option to renew the lease term for an additional five-year period.

We also occupy approximately 60,000 square feet in a leased facility in Roseville, Minnesota which operates as a product warehousing and distribution facility for our Sanus, Vuepoint and simplicity products. We lease this facility under an agreement that expires in 2008, with an option to renew the lease through the first quarter of 2009.

We also lease approximately 40,000 square feet in Bloomington, Minnesota that operates as a flexible light-assembly and storage facility. We lease this facility under an agreement that expires in 2008.

We lease approximately 1,000 square feet of office space in Eidenhoven, the Netherlands for our European sales and customer service center. We lease this facility under an agreement that expires in 2009. We also lease approximately 5,400 square feet of office space in Shenzhen, China for our sourcing and sales operations. As we expand our consumer channel sales operations in China, we will also be opening and leasing small regional offices in various local markets.

Legal Proceedings

We are subject to legal proceedings, claims and litigation arising in the ordinary course of business. While the outcome of these matters is not currently determinable, we do not expect these matters will have a material adverse effect on our consolidated financial position, results of operations or cash flows.

MANAGEMENT

The following table provides information about our directors and executive officers as of November 1, 2007.

Name	Age	Position with Our Company

Scott J. Gill	35	President, Chief Executive Officer and Director
Troy A. Peifer	37	Chief Financial Officer, Treasurer and Secretary
Steven E. Durkee	36	Vice President of Sales and General Manager, Chief Products
James G. Wohlford	45	Vice President and General Manager, Sanus Systems
Keith T. Pribyl	52	Vice President, Consumer Sales
Spencer C. Fleischer	54	Director and Chairman of the Board of Directors
Paul D. Arling	44	Director
Caleb S. Everett	37	Director
Timothy W. Fulham	51	Director
Dale R. Glomsrud	61	Director
Aaron S. Money	31	Director

Scott J. Gill, our President and Chief Executive Officer and a director, joined our company in March 2004. Mr. Gill was named President and Chief Executive Officer of CSAV, Inc. in May 2005 and was appointed President and Chief Executive Officer of Milestone AV Technologies, Inc. in September 2007. Mr. Gill previously served as our Chief Operating Officer from December 2004 to June 2005 and our Vice President — Operations from March 2004 through December 2004. Prior to joining our company, Mr. Gill was a Senior Principal at The Parthenon Group, a strategic advisory consulting firm, from September 2000 through March 2004. Prior to The Parthenon Group, Mr. Gill held various technical positions at General Electric Power Systems. He holds a B.S. in Mechanical Engineering from Texas A&M University, a M.S. in Mechanical Engineering from Rensselaer Polytechnic Institute, and an MBA from the Tuck School of Business at Dartmouth College.

Troy A. Peifer, our Chief Financial Officer, joined our company in September 2006. Prior to joining our company, Mr. Peifer served as Chief Financial Officer of Flexi-Mat Corporation, a pet supplies manufacturer, from 1994 through September 2006. From 1992 through 1994, Mr. Peifer was an auditor at KPMG, LLP. Mr. Peifer holds an undergraduate degree in Accounting from Illinois State University and an MBA from the Kellogg School of Management at Northwestern University.

Steven E. Durkee, our Vice President of Sales and General Manager, Chief Products, joined our company in April 2004. From July 2003 to April 2004, Mr. Durkee served as the worldwide director of sales and marketing for the finishing equipment area of Graco Inc., a technology supplier for the management of fluids in both industrial and commercial applications. Prior to becoming the director of sales and marketing for that area, Mr. Durkee was the worldwide director of marketing for the industrial/automotive equipment division of Graco Inc., a position he held from March 2000 to July 2003. Mr. Durkee holds a B.S. in Mechanical Engineering from Michigan Technological University and an MBA from the Carlson School of Business at the University of Minnesota.

James G. Wohlford, our Vice President and General Manager, Sanus Systems, joined our company in September 2004 in connection with the acquisition of Sanus Systems. Mr. Wohlford co-founded the Sanus Systems business in 1986, and served as its President from 1986 until 2004. He holds a B.S. in Psychology from the University of Colorado.

Keith T. Pribyl, our Vice President, Consumer Sales, joined our company in September 2004 in connection with the acquisition of Sanus Systems. Mr. Pribyl served as the head of sales for Sanus Systems from 1997 until 2004. Prior to joining Sanus in 1997, Mr. Pribyl had over 31 years of experience in the consumer electronics industry as a manufacturer’s representative at Gibbco and General Manager of the Sound Center retail chain.

Spencer C. Fleischer became a director of our company in August 2003 and became the Chairman of our Board of Directors in September 2007. Mr. Fleischer is a Vice Chairman of Friedman Fleischer & Lowe, LLC, or FFL, a company sponsoring and managing several investment funds that make investments in private and public companies, and has served in such capacity since co-founding the firm in 1998. Prior to FFL, Mr. Fleischer was a Managing Director at Morgan Stanley & Company, where he worked for 19 years. Mr. Fleischer also serves on the Board of Directors of BearingPoint, Inc., a publicly-traded management and technology consulting company, JonesTrading Institutional Services LLC, an institutional equity broker-dealer, and Wilton Re, a Bermuda-based life reinsurance company. In addition, he is an advisor to the Investment Committee of the William and Flora Hewlett Foundation and a Trustee of St. Andrew’s School, Delaware. He earned a Masters of Philosophy in Management Studies at Oxford University and graduated from the University of the Witwatersrand in Johannesburg with a Bachelor of Arts (hons) degree in Economics.

Paul D. Arling became a director of our company in September 2007. Mr. Arling has served as the Chairman of Universal Electronics Inc., a developer of wireless control technology, since July 2001 and the Chief Executive Officer of Universal Electronics since October 2000. Mr. Arling also served in the capacities of President, Chief Operating Officer and Chief Financial Officer of Universal Electronics Inc. since joining the company in May 1996. From 1993 through May 1996, Mr. Arling served in various capacities at LESCO, Inc., a manufacturer and distributor of professional turf care products, most recently as acting Chief Financial Officer. Mr. Arling also serves on the Board of Directors of Universal Electronics Inc. He earned his Bachelor of Science in Economics and an MBA from the Wharton School at the University of Pennsylvania.

Caleb S. Everett became a director of our company in August 2003. Mr. Everett is a Managing Partner of CSE Capital, LLC, a private equity investment firm that he founded in October 2006. From August 1999 to September 2005, he was an Associate, then Vice President and then Managing Director of FFL. From 1997 to 1999, Mr. Everett was an Analyst at the Blackstone Group in the Corporate Principal department. From 1995 to 1997, Mr. Everett was an Analyst at Morgan Stanley & Company in the Mergers Acquisitions and Restructuring department. Mr. Everett is formerly a director of Steelpoint Technologies, Inc., a provider of litigation support software, and Centerplate, Inc., a provider of contract food services to stadiums, arenas and convention centers. Mr. Everett received his Bachelor of Science in Economics, magna cum laude, from the Wharton School at the University of Pennsylvania.

Timothy W. Fulham became a director of our company in August 2003. Mr. Fulham is a Managing Partner of Fulham & Co., Inc., an investment firm and manager of private equity investments, and has served as its President since September 1991. Mr. Fulham also serves as an officer and a director for several industrial manufacturing companies in which Fulham & Co., Inc. has invested. Mr. Fulham received his Bachelor of Arts in English from Boston College and an MBA in Accounting from Columbia University’s Graduate School of Business.

Dale R. Glomsrud became a director of our company in August 2003. From October 1988 to April 2005, Mr. Glomsrud served as the Chairman and Chief Executive Officer of CSAV, Inc. and its predecessor, Chief Manufacturing, Inc. Mr. Glomsrud received his Bachelor of Science in business administration from Mankato State College. Prior to acquiring Chief Manufacturing Inc. in 1988 Mr. Glomsrud was National Sales Manager for Chief Manufacturing Inc., VP of Sales for Bell & Howell Co. Audio Visual Products Division and a sales representative for 3M.

Aaron S. Money became a director of our company in September 2007. Mr. Money is a Vice President of FFL, which he joined in 2003. From 2000 to 2002, he was an Associate at DB Capital Partners, the principal investing arm of Deutsche Bank, and from 1998 to 2000, he was an Analyst in investment banking at Chase Securities, Inc. Mr. Money is currently a director of Guardian Home Health Holdings, Inc., a home healthcare services provider based in Nashville, Tennessee. He received his Bachelor of Arts in Economics from Duke University.

Composition of the Board of Directors

Our amended and restated bylaws will provide that our Board of Directors will consist of between three and 13 members, with the exact number of directors to be determined by resolution of the Board of Directors. We expect that our Board of Directors will consist of seven members upon the completion of this offering. After review of all the relevant transactions or relationships between each director (and his family members) and us, our senior management and our independent registered public accounting firm, our Board of Directors will determine if our directors are independent directors under the applicable listing standards of the NYSE and the rules of the SEC.

In accordance with the terms of our certificate of incorporation and bylaws, our Board of Directors will be divided into three classes, each of which shall consist, as nearly as possible, of one-third of the total number of directors constituting our entire Board of Directors and each of whose members will serve for staggered three-year terms. As a result, only one class of our Board of Directors will be elected each year from and after the closing of this offering. Upon the closing of this offering, the members of the classes will be divided as follows:

•	The class I directors will be Messrs. Gill, Glomsrud and Money, and their term will expire at the annual meeting of stockholders to be held in 2008;

•	The class II directors will be Messrs. Everett and Fulham, and their term will expire at the annual meeting of stockholders to be held in 2009; and

•	The class III directors will be Messrs. Fleischer and Arling, and their term will expire at the annual meeting of stockholders to be held in 2010.

Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires. This classification of our Board of Directors may have the effect of delaying or preventing changes in control or management of our company.

Executive officers are appointed by and serve at the discretion of our Board of Directors. There are no familial relationships between our executive officers and our directors.

Committees of the Board of Directors

Prior to the effective date of this offering, we will establish an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. We intend to make our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee charters available on our website, www.milestoneav.com, under the Investor Relations section, upon the completion of this offering.

Audit Committee

Our Audit Committee initially will consist of three directors, Messrs. Arling, Everett and Fulham. Our Board of Directors will determine whether each of these directors qualifies as independent, as defined by the applicable rules of the NYSE and SEC. Each member of the Audit Committee will meet the financial literacy and experience requirements of the applicable NYSE and SEC rules. Mr. Fulham will serve as the chairperson of the Audit Committee and Mr. Arling will be an “audit committee financial expert” under applicable SEC rules. Prior to the effective date of this offering, we will adopt an Audit Committee charter that satisfies applicable NYSE and SEC rules. Our Audit Committee charter will require that the Audit Committee oversee our corporate accounting and financial reporting processes. The primary duties of our Audit committee will be to, among other things:

•	evaluate our independent auditors’ qualifications, independence and performance;

•	determine the engagement and compensation of our independent auditors;

•	approve the retention of our independent auditors to perform any proposed, permissible non-audit services;

•	monitor the rotation of partners of the independent auditors on our engagement team as required;

•	review and monitor the integrity of our consolidated financial statements;

•	review our critical accounting policies and estimates;

•	meet with our management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting;

•	establish procedures for the receipt, retention and treatment of complaints regarding internal accounting controls or auditing matters and the confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters;

•	review on an ongoing basis and approve related party transactions, as defined in NYSE and SEC rules;

•	prepare the reports required by the rules of the SEC to be included in our annual proxy statement; and

•	discuss with our management and our independent auditors the results of our annual audit and the review of our quarterly consolidated financial statements.

Compensation Committee

Our Compensation Committee initially will consist of three directors, Messrs. Arling, Fleischer and Fulham. Our Board of Directors will determine whether each of these directors qualifies as independent under NYSE corporate governance rules and will qualify as a non-employee director and an outside director for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, respectively. Prior to the effective date of this offering, our Board of Directors will adopt a Compensation Committee charter, which will outline the Compensation Committee’s primary duties to include:

•	establishing overall employee compensation policies and recommending to our Board of Directors major compensation programs;

•	reviewing and approving the compensation of our corporate officers and directors, including salary and bonus awards;

•	administering our various employee benefit, pension and equity incentive programs;

•	reviewing executive officer and director indemnification and insurance matters;

•	managing and reviewing any employee loans; and

•	preparing an annual report on executive compensation for inclusion in our proxy statement.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance committee initially will consist of three directors, Messrs. Arling, Fleischer and Glomsrud. Our Board of Directors will determine whether Messrs. Arling and Fleischer qualify as independent directors for purposes of the NYSE corporate governance rules. Prior to the effective date of this offering, our Board of Directors will adopt a Nominating and Corporate Governance Committee charter, which will outline the Nominating and Corporate Governance Committee’s primary duties to include:

•	establishing standards for service on our Board of Directors and nominating guidelines and principles;

•	identifying individuals qualified to become members of our Board of Directors and recommending director candidates for election to our Board of Directors;

•	considering and making recommendations to our Board of Directors regarding its size and composition, committee composition and structure and procedures affecting directors;

•	establishing policies regarding the consideration of any director candidates recommended by our stockholders, and the procedures to be followed by stockholders in submitting such recommendations;

•	evaluating and reviewing the performance of existing directors; and

•	monitoring our corporate governance principles and practices and making recommendations to our Board of Directors regarding governance matters, including our certificate of incorporation and bylaws and the charters of our committees.

Code of Ethics and Business Conduct

Our Board of Directors will adopt a code of ethics and business conduct, to be effective as of the completion of this offering, that will apply to all of our employees, executive officers and directors. The full text of our code of ethics and business conduct will be posted on our website, www.milestoneav.com, under the Investor Relations section. We intend to disclose future amendments to certain provisions of our code of ethics and business conduct, or waivers of such provisions, applicable to our directors and executive officers, at the same location on our website identified above.

Compensation Committee Interlocks and Insider Participation

Prior to the completion of this offering, we did not have a formal compensation committee or other board committee performing equivalent functions. None of the members of our compensation committee that we are establishing in connection with this offering has at any time been one of our employees or officers or an employee or officer of any of our subsidiaries, except that Mr. Fleischer was an officer of Milestone prior to September 25, 2007 in a non-executive role for which he received no compensation. None of our executive officers has ever served as a member of the Board of Directors or compensation committee of any other entity that has or had one or more executive officers serving on our Board of Directors or our compensation committee.

Limitation on Liability and Indemnification Matters

Prior to the completion of this offering, we will amend and restate our certificate of incorporation to include a provision that eliminates the personal liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Our bylaws will provide that we will indemnify our directors and executive officers to the fullest extent permitted by Delaware law. Under current Delaware law, a director’s liability to us or our stockholders may not be limited for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or involving intentional misconduct;

•	knowing violations of law;

•	any transaction from which the director derived an improper personal benefit;

•	improper transactions between the director and us; and

•	improper distributions to stockholders and loans to directors and officers.

Currently, there is no pending litigation or proceeding involving any of our directors or executive officers for which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification. We currently have directors and officers’ liability insurance.

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our named executive officers for the year ended December 31, 2006 should be read together with the compensation tables and related disclosures set forth below. This discussion contains certain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt in the future may differ materially from currently planned programs as summarized in this discussion, although we have no current plans to alter our compensation programs in any material respect from those discussed in this Compensation Discussion and Analysis.

Our Board of Directors currently administers the compensation of our executive officers. Prior to the consummation of this offering, we intend to establish an independent compensation committee that will administer and oversee our compensation and employee benefits programs, including our executive compensation programs and policies. We expect that the Compensation Committee will administer our compensation program in a similar manner as the compensation program was previously administered by our Board of Directors.

Milestone did not compensate any of its executive officers or directors during the year ended December 31, 2006. Thus, the compensation discussion and analysis in this prospectus relates to compensation provided to the executive officers of CSAV, Inc., our principal operating subsidiary. The persons who served as (i) the principal executive officer of CSAV, Inc., (ii) the principal financial officer of CSAV, Inc. and (iii) the three other most highly compensated executive officers of CSAV, Inc., each for the year ended December 31, 2006, are collectively referred to in this prospectus as our Named Executive Officers.

Compensation Philosophy and Objectives

The primary objectives of our compensation programs and policies are:

•	to attract and retain talented and experienced executives;

•	to motivate and reward executives whose knowledge, skills and performance are critical to our success;

•	to encourage executives to manage our business to meet our long-term objectives; and

•	to align the interest of our executive officers and stockholders by motivating executive officers to increase stockholder value and reward executive officers when stockholder value increases.

Our method of determining compensation varies from case to case based on a discretionary and subjective determination of what is appropriate at the time. Each of our Named Executive Officers has an employment agreement that sets the base salary and bonus range for that executive officer. When determining salary increases and bonus levels each year, our Board of Directors considers individual experience and performance, level of responsibility, skills and experience, and other compensation awards or arrangements.

Annually, our Board of Directors performs a review of our compensation policies, including the appropriate mix of base salary, bonuses and long-term incentive compensation. We currently do not offer any long-term compensation plans, deferred compensation plans, retirement plans (other than our 401(k) plan) or performance-based equity awards to any of our employees.

Compensation Process

We have no formal or informal policy or target for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation, or among the different forms of non-cash compensation. Instead, our Board of Directors determines subjectively what it believes to be the appropriate level and mix of the various compensation components. Each year, our Board of Directors (other than the Chief Executive Officer) reviews the compensation of our Chief Executive Officer and makes determinations regarding annual base salary increases, annual bonuses and equity compensation for all Named Executive Officers. Our Chief Executive Officer reviews all other Named Executive Officers’ compensation annually and makes recommendations to the Board of Directors regarding annual base salary increases and annual bonuses. The Board of Directors takes into consideration the recommendations of our Chief Executive Officer in making its determination.

Salaries and annual bonuses for other executives in the company are determined by their respective direct managers with input and final approval by our Chief Executive Officer. While we identify below particular compensation objectives that each element of executive compensation serves, we believe that each element of compensation, to a greater or lesser extent, serves each of the objectives of our executive compensation program.

Compensation Components

In 2006, our compensation program for our named executive officers consisted of four primary elements: (1) base salary, (2) a discretionary annual bonus, (3) equity awards, and (4) retirement benefits.

Base Salary.  Base salary is used to recognize the experience, skills, knowledge and responsibilities required of our executives. Each individual’s initial or starting base salary was established through negotiation of the individual’s employment agreement and is a result of the person’s previous experience and prior compensation history. We do not attempt to target our executive officers’ compensation to any particular percentile relative to peer group companies. Generally, we believe that executive base salaries should grow incrementally over time and that more of the “up-side” of compensation should rest with cash bonuses and long-term equity incentive compensation. In determining base salaries, our Board of Directors takes into account the sales growth of our company and the completion of our prior year’s initiatives set by our Board of Directors. Each executive’s performance is reviewed annually by our Board of Directors and increases to an individual’s base salary are aligned with the overall performance of our company and individual performance and successful execution of our prior year’s initiatives by that executive. Any increase in base salary awarded at the discretion of the Board of Directors is also based on prevailing market compensation practices, which typically account for, among other factors, increases in the cost of living in the applicable market and economic conditions. Each of our Named Executive Officers has an employment agreement that provides for a minimum base salary that may be increased at the discretion of our Board of Directors. For 2006, the increase to base salary ranged from 0% to 12.5% for our Named Executive Officers. Our Board of Directors set the following base salaries for our Named Executive Officers for calendar year 2007: Scott Gill — $275,000; Troy Peifer — $200,000; Steven Durkee — $210,600; Jim Wohlford — $225,000; and Keith Pribyl — $175,000.

Discretionary Annual Bonus.  Each of our Named Executive Officers is eligible to receive a discretionary annual bonus set at a targeted percentage of their base salary between 50% and 80%, as provided in each executive’s employment agreement. The discretionary annual bonus is intended to compensate executive officers for the strategic, operational and financial success of our company, as a whole, as well as the individual performance of the executive officer. Although the employment agreements with our Named Executive Officers provide that our Board of Directors will set criteria on which annual bonuses will be based, the amounts of the bonuses have been determined to date by our Board of Directors in its discretion. To date, bonuses have not been based on a mathematical formula, and individual executives may not receive a discretionary bonus in a given year even if our performance exceeds our budget. When determining the annual bonus to be paid to an executive officer, our Board of Directors has reviewed the overall performance of our company, specifically our top-line growth and completion of our prior year’s initiatives, and the executive’s contribution to our performance. In creating our executive compensation program, our Board of Directors has not set specific performance criteria and goals to be achieved by our Named Executive Officers to receive a bonus. Instead, our Board of Directors has reviewed the performance of each executive officer relative to the performance of our company, and also has considered the recommendation of our Chief Executive Officer and its own exposure to the executive officer’s performance when determining whether the executive officer’s performance merits a bonus in that year. Because the award of a bonus is at the complete discretion of our Board of Directors, the Board of

Directors has looked broadly at the performance of the executive officer in making its determination of whether a bonus should be awarded. As a group, our Named Executive Officers who were eligible for a bonus received 108% of the total annual bonus potential for 2006 set forth in the executives’ respective employment agreements.

Equity Awards.  Our Named Executive Officers and executives are eligible to receive equity compensation awards under our equity incentive plans. We intend for equity awards to become an integral part of our overall executive compensation program because we believe that our long-term performance will be enhanced through the use of equity awards that reward our executives for maximizing stockholder value over time. In determining the number of stock options to be granted to executives, our Board of Directors takes into account the individual’s position, scope of responsibility, ability to affect profits and stockholder value and the value of the stock options in relation to other elements of the individual executive’s total compensation. In 2006, we awarded options to purchase 128,700 shares to Mr. Peifer in connection with the hiring of Mr. Peifer as our Chief Financial Officer in September 2006. No other executives received equity awards for the year ended December 31, 2006 or for the nine months ended September 30, 2007.

Retirement Benefits.  We offer a 401(k) plan to all of our employees, including our Named Executive Officers. This plan is designed to allow employees to defer current earnings and recognize them later in accordance with statutory regulations when their individual income tax rates may be more beneficial. We match 100% of the first 3% of each employee’s salary that is deferred and 50% of the next 2%. We may also make additional profit sharing contributions to our employees whose salary does not exceed $80,000, at our discretion. We made the matching contributions in 2006 for all participating employees.

We do not have any defined contribution or defined benefit pension plans (other than our 401(k) plan) and there are no alternative plans in place for our senior management or Named Executive Officers.

Employment Agreements.  We have entered into employment agreements with each of our Named Executive Officers. The employment agreements are intended to establish the key employment terms (including reporting responsibilities, base salary and discretionary annual bonus and other benefits), to provide for severance benefits and to establish a non-competition agreement. See “— Employment Agreements.”

Severance and Change in Control Payments.  As noted above, we have entered into employment agreements with each of our Named Executive Officers which provide for certain payments, or Termination Benefits, to our Named Executive Officers subsequent to, or in connection with, the termination of their employment by us without cause or by the Named Executive Officers for good reason or for a change in control of our company. Termination Benefits are in the form of cash payments following a termination of employment. We believe that these agreements and triggering events are necessary to allow us to be competitive in recruiting and retaining top talent for executive officer positions. Payment and benefit levels are determined based on a variety of factors including the responsibilities held by the individual receiving the Termination Benefits, the position held by such individual and current trends in the marketplace regarding such benefits. All employment agreements were approved by our Board of Directors. For a description of the potential Termination Benefits included in the employment agreements to which we are currently a party, see “ — Potential Payments Upon a Termination or Change of Control.”

Other Benefits.  Our Named Executive Officers are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, long and short-term disability and life insurance, in each case on the same basis as our other employees.

Accounting and Tax Implications

The accounting and tax treatment of particular forms of compensation do not materially affect our compensation decisions. However, we evaluate the effect of such accounting and tax treatment on an ongoing basis and will make appropriate modifications to compensation policies where appropriate. For instance, Section 162(m) of the Code generally disallows a tax deduction to public companies for certain compensation in excess of $1 million paid in any taxable year to the company’s chief executive officer and the four other most highly compensated executive officers. However, certain compensation, including qualified performance-based compensation, will not be subject to the deduction limit if certain requirements are met. The compensation committee intends to review the potential effect of Section 162(m) of the Code periodically and use its judgment to authorize compensation payments that may be subject to the limit when the compensation committee believes such payments are appropriate and in our best interests after taking into consideration changing business conditions and the performance of our employees.

2006 Summary Compensation Table

The following table sets forth information concerning compensation for the year ended December 31, 2006 for the persons who served as (i) the principal executive officer of CSAV, Inc. during the year ended December 31, 2006, (ii) the principal financial officer of CSAV, Inc. during the year ended December 31, 2006 and (iii) the other three most highly compensated executive officers of CSAV, Inc. for the year ended December 31, 2006.

								Non-Equity
Name and Principal	Fiscal					Stock	Option	Incentive Plan	All Other
Position	Year	Salary		Bonus		Awards	Awards(1)	Compensation	Compensation(2)		Total

Scott Gill —	2006	$250,000		$250,000		$208,320	$—	$—	$7,495		$715,815
President and Chief Executive Officer(3)
Troy Peifer —	2006	$57,693	(4)	$100,000	(5)	$—	$49,097	$—	$159,924	(6)	$366,714
Chief Financial Officer, Treasurer and Secretary
Steven Durkee —	2006	$195,000		$105,000		$208,320	$—	$—	$5,837		$514,157
Vice President of Sales and General Manager, Chief Products
Jim Wohlford —	2006	$200,000		$400,000	(7)	$117,360	$—	$—	$8,639		$725,999
Vice President and General Manager, Sanus Systems
Keith Pribyl —	2006	$165,000		$382,000	(7)	$117,360	$—	$—	$8,166		$672,526
Vice President, Consumer Sales

(1)	Option award amounts represent the executive’s portion of our reported share-based compensation expense for 2006 in accordance with FAS 123R, except that, in accordance with SEC rules, any estimate for forfeitures is excluded from, and does not reduce, such amounts. Please refer to footnote 6 of the Notes to the Consolidated Financial Statements for discussion of the relevant assumptions used in calculating these amounts. No awards were forfeited as of December 31, 2006.

(2)	The following chart is a summary of the items that are included in the “All Other Compensation” totals:

				Company
	Executive		Living	Contributions
	Relocation		Expenses	to 401(k) Plan	Total

Scott Gill	—		—	$7,495	$7,495
Troy Peifer	$144,765	(a)	$14,235	$924	$159,924
Steven Durkee	—		—	$5,837	$5,837
Jim Wohlford	—		—	$8,639	$8,639
Keith Pribyl	—		—	$8,166	$8,166

(a)	Represents moving expenses paid by the company in connection with Mr. Peifer’s relocation to Minneapolis, Minnesota.

(3)	Mr. Gill does not receive any compensation for his service on our Board of Directors.

(4)	Mr. Peifer became our Chief Financial Officer in September 2006. The salary amount shown for 2006 is based on an annualized salary of $200,000, which was Mr. Peifer’s salary level in 2006.

(5)	Represents a signing bonus of $100,000 upon Mr. Peifer’s appointment as Chief Financial Officer.

(6)	Mr. Peifer received relocation expenses and living expenses in connection with his move to the Minneapolis metropolitan area when he was hired as our Chief Financial Officer in 2006. Mr. Peifer was the only Named Executive Officer required to relocate due to his employment with our company, and thus was the only Named Executive Officer to receive this form of compensation in 2006.

(7)	Includes a retention bonus of $250,000 pursuant to the terms of each of Messrs. Wohlford’s and Pribyl’s employment agreements for remaining employed with our company for 18 months from the acquisition of Sanus Systems.

Employment Agreements

On September 24, 2007, we entered into a second amended and restated employment and non-competition agreement with Scott Gill providing for his employment as our President and Chief Executive Officer. The agreement has an initial term of three years and a perpetual one-year renewal term. Either party may terminate the agreement upon written notice, 90 days prior to the expiration of the initial or renewal term. Mr. Gill’s agreement provides for a base salary of $275,000, subject to adjustment in the future by our Board of Directors, and an annual incentive bonus up to 80% of Mr. Gill’s base salary awarded by our Board of Directors if certain criteria established by our Board of Directors are met.

On September 24, 2007, we entered into an amended and restated employment and non-competition agreement with Troy Peifer providing for his employment as our Chief Financial Officer, Treasurer and Secretary. The agreement has an initial term of three years and a perpetual one-year renewal term. Either party may terminate the agreement upon written notice, 30 days prior to the expiration of the initial or renewal term. Mr. Peifer’s agreement provides for a base salary of $200,000, subject to adjustment in the future by our Board of Directors, and an annual incentive bonus up to 50% of Mr. Peifer’s base salary awarded by our Board of Directors if certain criteria established by our Board of Directors are met.

On September 24, 2007, we entered into an amended and restated employment and non-competition agreement with Steven Durkee providing for his employment as our Vice President of Sales and General Manager, Chief Products. The agreement has an initial term of three years and a perpetual one-year renewal term. Either party may terminate the agreement upon written notice, 90 days prior to the expiration of the initial or renewal term. Mr. Durkee’s agreement provides for a base salary of $210,600, subject to adjustment in the future by our Chief Executive Officer with the consent by our Board of Directors, and an annual incentive bonus up to 50% of base salary, awarded by our Board of Directors if certain criteria established by our Chief Executive Officer (with the consent of our Board of Directors) are met.

On September 24, 2007, we entered into an amended and restated employment and non-competition agreement with Jim Wohlford providing for his employment as our Vice President and General Manager, Sanus Systems. The agreement has an initial term of three years and a perpetual one-year renewal term. Either party may terminate the agreement upon written notice, 90 days prior to the expiration of the initial or renewal term. Mr. Wohlford’s agreement provides for a base salary of $225,000, subject to annual adjustment by our Board of Directors. Mr. Wohlford’s agreement also provides for an annual incentive bonus up to 80% of Mr. Wohlford’s base salary awarded by our Board of Directors if certain criteria established by our Board of Directors are met.

On September 24, 2007, we entered into an amended and restated employment and non-competition agreement with Keith Pribyl providing for his employment as our Vice President, Consumer Sales. The agreement has an initial term of three years and a perpetual one-year renewal term. Either party may terminate the agreement upon written notice, 90 days prior to the expiration of the initial or renewal term. Mr. Pribyl’s agreement provides for a base salary of $175,000, subject to annual adjustment by our Board of Directors. Mr. Pribyl’s agreement also provides for an annual incentive bonus up to 80% of Mr. Pribyl’s base salary awarded by our Board of Directors if certain criteria established by our Board of Directors are met.

By the terms of their employment agreements, each of Messrs. Gill, Pfeifer, Durkee, Wohlford and Pribyl are prohibited from disclosing certain confidential information and trade secrets, soliciting any employee for one or two years following their employment and working with or for any competing companies during their employment and for one to two years thereafter.

The payments provided to our Named Executive Officers upon their termination or a change of control pursuant to the terms of the employment agreements described above are outlined in “ — Potential Payments Upon Change of Control”. Each of the Named Executive Officers is required to execute a customary release of claims or causes of action relating to the Named Executive Officer’s employment before receiving any termination payments.

Potential Payments Upon Termination or Change of Control

We have entered into employment agreements that require us to provide compensation and/or other benefits to each Named Executive Officer in the event of the termination of the executive’s employment under certain circumstances. The table below sets forth the amounts payable to each Named Executive Officer assuming the executive officer’s employment had terminated on December 31, 2006.

Except as otherwise expressly indicated, the amounts set forth in the table below do not represent the actual amounts a Named Executive Officer would receive if his employment were terminated or there were a change of control of our company, but generally represent only estimates, based on the assumptions provided in the footnotes to the table. The amounts set forth in the table are based upon the benefit plans and agreements that were in effect as of December 31, 2006. Payments that we may make in the future upon an employee’s termination or upon a change of control of our company will be based upon benefit plans and agreements in effect at that time, and the terms of any such future plans and agreements may be materially different than the terms of our benefit plans and agreements as of December 31, 2006.

					Termination
					following a
		Employee			Change of		Termination in
	Termination by	Termination	Termination	Termination	Control/		Connection
	us without	for Good	by us for	Due to Death or	Disposition		with Change of
Name	Cause(1)	Reason(2)	Cause(3)	Disability(3)	Event		Control

Scott Gill	$250,000	$250,000	$250,000	$250,000	$250,000	(4)	$500,000	(5)
Troy Peifer	$150,000	$150,000	—	—	493,250	(6)	—
Steven Durkee	$97,500	$97,500	—	—	—		—
Jim Wohlford	$350,000	$350,000	$150,000	$150,000	—		—
Keith Pribyl	$297,000	$297,000	$132,000	$132,000	—		—

(1)	Reflects cash severance including 12 months of base salary for Messrs. Gill, Pribyl and Wohlford, nine months of base salary for Mr. Peifer and six months of base salary for Mr. Durkee, payable in accordance with our normal payroll practices. Also includes any bonus that had been earned and not paid out prior to the date of termination for each of Messrs. Wohlford and Pribyl.

(2)	Reflects cash severance including 12 months of base salary for Mr. Gill, nine months of base salary for Mr. Peifer and six months of base salary for all other Named Executive Officers, payable in accordance with our normal payroll practices. The employment agreements for Messrs. Gill and Peifer each define “Good Reason” as (a) a breach of any material provision of the employment agreement by the Company, (b) any material diminution of his duties with the Company or (c) any change in the employee’s permanent place of work to a location that is farther than a specified distance from the Company’s current office, provided in each case that the Company does not correct such event within a specified period. The employment agreement for Mr. Peifer also defines “Good Reason” to include any change in the reporting relationship such that he no longer reports directly to the Chief Executive Officer and the President of the Company, and such change continues for more than fifteen days after the Company receives written notice thereof or exists as of the date of termination, whichever is later.

Mr. Durkee’s employment agreement defines “Good Reason” as a breach of any material provision of the employment agreement by the Company that shall have continued for ten days after the Company receives written notice thereof and that remains uncured as of the date of termination. The employment agreements for Messrs. Wohlford and Pribyl each define “Good Reason” as (a) a breach of any material provision of the employment agreement by the Company, (b) any diminution of the employee’s title or material reduction of his duties with the Company, (c) the assignment of duties to the employee that are materially inconsistent with, and adverse to, his position, (d) a liquidation or other cessation of operations of the Company that is authorized by the Board of Directors or (e) any change in the employee’s permanent place of work to a location that is farther than a specified distance from Sanus’s current office, provided that the Company does not correct such event in all material respects within ten days of the employee giving written notice of his intention to terminate his employment to the Company due to one of the foregoing events.

(3)	Reflects cash severance equal to any bonus that had been earned and not paid out prior to the date of termination for each of Messrs Gill, Pribyl and Wohlford. The employment agreements for Messrs. Gill, Peifer and Durkee each define “for Cause” as the employee (a) committing fraud, embezzlement, misappropriation or breach of fiduciary duty against the Company, (b) being convicted of, or pleading guilty or nolo contendre to, a felony, (c) causing a material breach of the inventions and assignment, confidentiality or non-competition provisions of the employment agreement, (d) causing a material breach of any provision of the employment agreement (excluding the specific provisions cited in (c) above), including any failure to comply with terms of the Company’s employee policies or the stockholder agreement, and failing to cure such breach within a specified period, (e) refusing, after explicit written notice, to obey any lawful resolution of the Board of Directors or, in the case of Messrs. Peifer and Durkee, any lawful direction of the Chief Executive Officer, consistent with the employee’s duties or (f) being chronically absent from work, with such absences continuing after written notice to the employee. The employment agreements for Messrs. Wohlford and Pribyl define “for Cause” as (a) through (e) above and provide that the Company must give the employee advance written notice of the Company’s intent to terminate him not less than five days prior to the date of termination, an opportunity for the employee to be heard by the Board of Directors or a committee thereof before termination and a written determination from the Board of Directors or a committee thereof citing the acts or omissions that form the basis of his termination for Cause.

(4)	If Mr. Gill is terminated within six months following a sale of all of our assets or at least 51% of our common stock to a person who is not our affiliate (which is referenced throughout this table as a Disposition Event), and the surviving entity elects not to renew the term of the employment agreement, Mr. Gill is entitled to receive 12 months of base salary.

(5)	If Mr. Gill’s employment is terminated by us within 90 days prior to the date of a Disposition Event, Mr. Gill is entitled to receive, in addition to the severance benefits provided under “Termination by us without Cause”, a pro-rated portion of the bonus Mr. Gill would have received for the year in which the termination occurred.

(6)	If a Disposition Event had occured prior to August 29, 2007 and Mr. Peifer’s employment was terminated by us without cause or by Mr. Peifer for Good Reason within one year after the Disposition Event, then Mr. Peifer would have been entitled to receive six months of base salary plus a bonus of $400,000 less an amount equal to the fair market value of any consideration received by Mr. Peifer in connection with the Disposition Event. The calculation of the severance payment is based on the calculated fair value of $3.78 per share at December 31, 2006.

2006 Grants of Plan-Based Awards

The following table sets forth information regarding grants of plan-based awards to Named Executive Officers for the year ended December 31, 2006.

All Other
Option Awards:
		Number of	Exercise or
		Securities	Base Price of	Grant Date Fair
	Grant	Underlying	Option	Value of Option
Name	Date	Options	Awards	Awards

Troy Peifer	9/18/06	128,700 (1)	$3.67	$1.53(2)

(1)	Options are exercisable in 25% annual increments beginning on the first anniversary of the date of grant.

(2)	The exercise price for Mr. Peifer’s options was determined as part of the commencement of his employment, based on an estimate of the fair value of our common stock determined in light of the recapitalization that had been completed in July 2006.

Outstanding Equity Awards At Fiscal Year End
Option Awards

The following tables summarizes information regarding option awards granted to our Named Executive Officers that remain outstanding as of December 31, 2006.

	Number of Securities	Number of Securities
	Underlying	Underlying	Option
	Unexercised Options	Unexercised Options	Exercise	Option
Name	Exercisable	Unexercisable	Price	Expiration Date

Troy Peifer(1)	—	128,700	$3.67	9/18/16

(1)	Options are exercisable in 25% increments beginning on the first anniversary of the date of grant.

2006 Stock Vested

The following table provides information regarding stock held by the named executive officers that vested during the year ended December 31, 2006.

	Stock Awards
	Number of Shares	Value Realized
Name	Acquired on Vesting	on Vesting(1)

Scott Gill	124,124	$208,320
Steven Durkee	124,124	$208,320
Jim Wohlford	69,927	$117,360
Keith Pribyl	69,927	$117,360

(1)	Value realized on vesting was based on a fair value of $3.78 per share based on the analysis of our Board of Directors. Our Board of Directors retained an independent third-party valuation firm, which provided a report that confirmed the fair value analysis of the Board of Directors.

Employee Benefit Plans

New Equity Incentive Plan.  Prior to the completion of this offering, our Board of Directors will approve the adoption of the Milestone AV Technologies, Inc. 2007 Equity Incentive Plan, subject to stockholder approval. Under the proposed plan, the maximum number of shares of common stock that can be issued pursuant to awards under our new equity incentive plan, including options intended to qualify as incentive stock options under Section 422 of the Code, is 3,300,000 shares. The term of our new equity incentive plan will commence on the date of approval by our Board of Directors and continue until the tenth anniversary of the approval by our Board of Directors. Our new equity incentive plan will be administered by our compensation committee. Our compensation committee will have the authority to make or select the manner in which all determinations are made with respect to each award granted by us under our equity incentive plan. In granting an award, our compensation committee will consider the following factors: (i) the nature of the services rendered by the potential recipient, (ii) the potential recipient’s present and potential contributions to us and (iii) other factors the compensation committee deems to be relevant. Subject to the provisions of the new equity incentive plan, the compensation committee will have the authority to (i) interpret our equity incentive plan, (ii) prescribe, amend, and rescind the rules and regulations relating to it, (iii) determine the terms of the respective award agreements and (iv) make all other determinations necessary or advisable for the administration of our new equity incentive plan.

Individuals eligible to receive an award under our new equity incentive plan will include employees of, consultants to, and non-employee members of the Board of Directors of our company or any of our affiliates. An award will be subject to the terms and conditions of our new equity incentive plan and such other terms and conditions as the compensation committee prescribes in the respective award agreements. The committee will be able to issue the following types of awards under our new equity incentive plan:

•	Nonstatutory stock options and incentive stock options are rights to purchase our common stock. A stock option may be immediately exercisable or become exercisable in such installments, cumulative or non-cumulative, as the committee may determine. A stock option may be exercised by the recipient giving written notice to us, specifying the number of shares with respect to which the stock option is then being exercised, and accompanied by payment of an amount equal to the exercise price of the shares to be purchased. The purchase price may be paid by cash, check, by delivery to us of certificates representing or an affidavit of loss attesting to the ownership of shares of common stock held at least six months, by surrender to us of a portion of the shares subject to the option equal to the exercise price, by delivery to us of an executed promissory note in the principal amount equal to the exercise price (each of the foregoing of which is subject to the discretion and approval of the compensation committee except the cash or check payment options), or through and under the terms and conditions of any formal cashless exercise program authorized by us.

•	Incentive stock options may be granted only to eligible employees of us or any parent or subsidiary corporation and must have an exercise price of not less than 100% of the fair market value of our common stock on the date of grant (or 110% for incentive stock options granted to any holder of 10% of our total combined voting power). In addition, the term of an incentive stock option may not exceed 10 years (or five years, if granted to any 10% stockholder). Nonstatutory options are not subject to these limits on exercise price and term. In the case of an incentive stock option, the amount of the aggregate fair market value of common stock (determined at the time of grant) with respect to which incentive stock options are exercisable for the first time by an employee during any calendar year (under all such plans of his employer corporation and its parent and subsidiary corporations) may not exceed $100,000.

•	Stock appreciation rights are rights to receive (without payment to us) cash, property or other forms of payment, or any combination thereof, based on the increase in the value of the number of shares of common stock specified in the stock appreciation right. The committee determines the form of the payment. The base price (above which any appreciation is measured) will in no event be less than 50% of the fair market value of our stock on the date of grant of the stock appreciation right. If the stock appreciation right is granted in tandem with a stock option (that is, so that the recipient has the opportunity to exercise either the stock option or the stock appreciation right, but not both), the base price will not be less than the exercise price under the associated stock option.

•	Awards of restricted stock are grants or sales of common stock that are subject to a risk of forfeiture, such as a requirement of the continued performance of services for a stated term or the achievement of individual or company performance goals. Except as provided in the award agreement, awards of restricted stock will include the right to vote and the right to any dividends on the shares before such shares vest or are forfeited. The committee has the discretion, at the time of the award, to defer the dividends and, if deferred, the dividends may be reinvested in additional shares of restricted stock.

•	Awards of restricted stock units and performance units are grants of rights to receive either shares of our common stock (in the case of restricted stock units) or the appreciation over a base value (as specified by the committee) of a number of shares of common stock (in the case of performance units) subject to satisfaction of service or performance requirements established by the committee in connection with the award. Awards of restricted stock units may include the right to the equivalent of any dividends on the shares covered by the award, which amount may be paid only after the restricted period has lapsed and if the award vests.

•	A stock grant is a grant of shares of common stock that is not subject to restrictions or other forfeiture conditions. Stock grants may be awarded in recognition of significant contributions to our success, in lieu of compensation otherwise already due, or in other circumstances which the committee deems appropriate.

•	Qualified performance-based awards are awards that include performance criteria intended to satisfy Section 162(m) of the Code. Section 162(m) of the Code limits our federal income tax deduction for compensation to certain specified senior executives to $1,000,000, but excludes from that limit “performance-based compensation.” Qualified performance-based awards may be in the form of stock options, restricted stock, restricted stock units or performance units, but in each case will be subject to satisfaction of certain objective performance goals as specified by the compensation committee in the award agreement. The criteria that may be used to establish the objective performance goals are limited to: (i) cash flow (before or after dividends), (ii) earnings per share (including, without limitation, earnings before interest, taxes, depreciation and amortization), (iii) stock price, (iv) return on equity, (v) stockholder return or total stockholder return, (vi) return on capital (including, without limitation, return on total capital or return on invested capital), (vii) return on investment, (viii) return on assets or net assets, (ix) market capitalization, (x) economic value added, (xi) debt leverage, (xii) sales or net sales, (xiii) completion and financial performance of acquisitions, (xiv) income, pre-tax income or net income, (xv) operating income or pre-tax profit, (xvi) operating profit, net operating profit or economic profit, (xvii) gross margin, operating margin or profit margin, (xviii) return on operating revenue or return on operating assets, (xix) cash from operations, (xx) operating ratio, (xxi) operating revenue, (xxii) market share improvement, (xxiii) general and administrative expenses, and (xxiv) customer service. Qualified performance-based awards in the form of stock options must have an exercise price that is not less than 100% of the fair market value of our common stock on the date of grant. No payment or other amount will be available to a recipient of a qualified performance-based award except upon the compensation committee’s determination that the particular performance goal or goals established by the compensation committee have been satisfied.

Effect of Termination of Employment or Association.  Unless the compensation committee determines otherwise in connection with any particular award under the new equity incentive plan, stock options and stock appreciation rights will generally terminate 90 days following the recipient’s termination of employment or other association and during such time shall only be exercisable to the extent exercisable as of the date of termination. The effect of termination on other awards will depend on the terms of those awards specified in the applicable award agreements.

Transferability.  In general, no award under the new equity incentive plan may be transferred by the recipient, other than by will or by the laws of descent and distribution, and during the life of the recipient all rights under an award may be exercised only by the recipient or his or her legal representative. However, the compensation committee may approve the transfer, without consideration, of an award of a nonstatutory option or restricted stock to a family member or an affiliate of the recipient.

Effect of Significant Corporate Event.  In the event of any change in the outstanding shares of our common stock through merger, consolidation, sale of all or substantially all of our property, reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar distribution with respect to such shares of common stock, an appropriate and proportionate adjustment will be made in (i) the maximum numbers and kinds of shares subject to the new equity incentive plan, (ii) the numbers and kinds of shares or other securities subject to the then outstanding awards, (iii) the exercise price for each share or other unit of any other securities subject to then outstanding stock options or stock appreciation rights (without change in the aggregate purchase or hurdle price as to which stock options or stock appreciation right remain exercisable) and (iv) the repurchase price of each share of restricted stock then subject to a risk of forfeiture in the form of a repurchase right in our favor. In the event of a change in control (which may include an acquisition), the Board of Directors may cause any and all awards not otherwise vested to be fully or partially vested and, as applicable, exercisable, provided that the Board of Directors may not accelerate awards granted pursuant to an award agreement requiring other or additional terms upon a change of control or if acceleration of an award were specifically prohibited by applicable laws or rules or regulations of governmental agencies or national securities exchanges. Upon our dissolution or liquidation, as part of an acquisition, share exchange or similar transaction, or upon the sale of all or substantially all of our property, the compensation committee may determine that each outstanding stock option or stock appreciation right shall (i) be assumed by the acquiring entity, (ii) terminate immediately prior to the consummation of such event unless it is exercised within a specified period following the date of written notice of impending termination, (iii) become exercisable in whole or in part prior to or upon such event, (iv) provide for cash payments (net of applicable tax withholdings) to be made to the holders equal to the consideration that would be paid for such options or stock appreciation rights upon the consummation of such event and/or (v) in the event of our liquidation or dissolution, provide that such options or stock appreciation rights shall convert into the right to receive liquidation proceeds (net of the exercise price and applicable tax withholdings).

Amendments to the New Equity Incentive Plan.  Our Board of Directors may amend or modify the new equity incentive plan at any time subject to the rights of holders of outstanding awards on the date of amendment or modification; provided, however, that the Board of Directors may not, without the approval of stockholders (i) increase the number of shares of our common stock available under the new equity incentive plan (other than as a result of adjustments to reflect a significant corporate event), (ii) expand the types of awards that may be granted under the new equity incentive plan, (iii) materially modify the requirements for eligibility to participate in the new equity incentive plan, (iv) materially extend the term of the new equity incentive plan or materially increase the benefits accruing thereunder, (v) reduce the price at which an option is exercisable either by amendment or modification of an award (other than as a result of adjustments to reflect a significant corporate event), unless in the event of any of the foregoing the compensation committee determines that no such stockholder approval is required under any applicable law, regulation or rule of a stock exchange applicable to the new equity incentive plan.

Summary of Tax Consequences.  The following is a brief and general discussion of the federal income tax consequences to recipients of awards granted under the new equity incentive plan. In general, whenever a recipient is required to recognize ordinary income in connection with an award, we will be entitled to a corresponding tax deduction.

•	Nonstatutory stock options. Generally, there are no federal income tax consequences to the participants upon the grant of nonstatutory stock options. Upon the exercise of such an option, the participant will recognize ordinary income in an amount equal to the amount by which the fair market value of the common stock acquired upon the exercise of such option exceeds the exercise price, if any. A sale of common stock so acquired will give rise to a capital gain or loss equal to the difference between the fair market value of the common stock on the exercise and sale dates.

•	Incentive stock options. Except as noted at the end of this paragraph, there are no federal income tax consequences to the participant upon grant or exercise of an incentive stock option. If the participant holds shares of common stock purchased pursuant to the exercise of an incentive stock option for at least two years after the date the option was granted and at least one year after the exercise of the option, the subsequent sale of common stock will give rise to a long-term capital gain or loss to the participant and no deduction will be available to us. If the participant sells the shares of common stock within two years after the date an incentive stock option is granted or within one year after the exercise of an option, the participant will recognize ordinary income in an amount equal to the difference between the fair market value at the exercise date and the option exercise price, and any additional gain or loss will be a capital gain or loss. Some participants may have to pay alternative minimum tax in connection with exercise of an incentive stock option.

•	Restricted stock. A participant will generally recognize ordinary income on receipt of an award of restricted stock when his or her rights in that award become substantially vested, in an amount equal to the amount by which the then fair market value of the common stock acquired exceeds the price he or she has paid for it, if any. Recipients of restricted stock may, however, within 30 days of receiving an award of restricted stock, choose to have any applicable risk of forfeiture disregarded for tax purposes pursuant to Section 83(b) of the Code, or an “83(b) election”. If the participant makes an 83(b) election, he or she will have to report compensation income equal to the difference between the value of the shares and the price paid for the shares, if any, at the time of the transfer of the restricted stock.

•	Stock appreciation rights. A participant will generally recognize ordinary income on receipt of cash or other property pursuant to the exercise of an award of stock appreciation rights.

•	Restricted stock units, performance units and stock grants. A participant will generally recognize ordinary income on the receipt of any shares of common stock, cash or other property in satisfaction of any of these awards under the new equity incentive plan.

•	Potential deferred compensation. For purposes of the foregoing summary of federal income tax consequences, we assumed that no award under the new equity incentive plan will be considered “deferred compensation” as that term is defined in Section 409A of the Code for purposes of recent federal tax legislation governing nonqualified deferred compensation arrangements, or, if any award were considered to any extent to constitute deferred compensation, its terms would comply with the requirements of that legislation (in general, by limiting any flexibility in the time of payment). For example, the award of a nonstatutory stock option with an exercise price which is less than the market value of the stock covered by the option, might constitute deferred compensation. If an award includes deferred compensation, and its terms do not comply with the requirements of the legislation, then any deferred compensation component of an award under the new equity incentive plan will be taxable when it is earned and vested (even if not then payable) and the recipient will be subject to a 20% additional tax.

•	Section 162(m) limitations on the company’s tax deduction. We will not be entitled to deductions in connection with awards under the new equity incentive plan to certain senior executive officers to the extent that the amount of deductible income in a year to any such officer, together with his or her other compensation from us exceeds the $1 million dollar limitation of Section 162(m) of the Code. Compensation that qualifies as “performance-based” is not subject to this limitation, however.

Existing Equity Incentive Plan.  Our Board of Directors approved the adoption of the Chief Manufacturing Holding Corp. 2003 Equity Incentive Plan on August 29, 2003. The existing equity incentive plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, nonqualified stock options and awards of stock, in some cases subject to forfeiture upon the occurrence of certain events, to our officers, directors, consultants and key employees. An aggregate of 715,000 shares of common stock is reserved for issuance under the existing equity incentive plan. As of the date of this prospectus, options to purchase an aggregate of 623,194 shares were granted under the existing equity incentive plan. The existing equity incentive plan will no longer be used to grant options or awards following the consummation of this offering. The shares of common stock reserved under the existing equity incentive plan will be reduced as options terminate or expire.

Director Compensation

Directors did not receive any compensation for their service on our Board of Directors for the year ended December 31, 2006, other than reimbursement for out-of-pocket expenses. Our Board of Directors has approved a compensation package for directors who are not our employees. Beginning in fiscal year 2008, each non-employee director shall receive (i) a $40,000 retainer fee and (ii) a grant of restricted stock for a number of shares of common stock equal in value to $40,000 at the time of such grant, such shares to vest in full one year from the date of such grant. The annual retainer fee will be paid in quarterly installments commencing on the date of the stockholders’ annual meeting and the grant of restricted stock shall be made on the same date and shall vest on the date of the annual meeting of stockholders in the next year. In addition to the compensation each director shall be entitled to receive for serving on the Board of Directors, the chairperson of the Audit Committee shall earn additional annual compensation of $15,000 and each other member of the Audit Committee shall earn additional annual compensation of $7,500. The chairperson of the Compensation Committee shall earn additional annual compensation of $10,000, and each chairperson of any committee of the Board of Directors other than the Audit Committee and the Compensation Committee shall earn additional annual compensation of $5,000. Each member of any committee of the Board of Directors other than the Audit Committee shall earn additional annual compensation of $2,500.

Directors did not receive any compensation for their service on our Board of Directors in fiscal 2007 through the completion of this offering, other than reimbursement for out-of-pocket expenses. In recognition for their service on our Board of Directors for the period from the completion of this offering to the annual meeting of stockholders in 2008, our current directors will receive compensation equal to approximately 50% of the compensation package approved for fiscal years beginning in 2008.

CERTAIN RELATIONSHIPS AND
RELATED PARTY TRANSACTIONS

Set forth below is a summary of certain transactions since January 1, 2004 among us, our directors, our executive officers, beneficial owners of more than 5% of any class of our common stock outstanding before completion of the offering and some of the entities with which the foregoing persons are affiliated or associated in which the amount involved exceeds or will exceed $120,000.

Affiliate Lease

Our subsidiary, Shenzhen CSAV Trading Co. Ltd., leases office space in Shenzhen City, China for RMB 17,225 per month from Stuart Bulcraig and Jin Hong Bing. Mr. Bulcraig is Managing Director of our Hong Kong subsidiary, CSAV Asia Pacific. We believe that the terms of this lease are at least as favorable to us as we could have obtained from an unaffiliated party.

Sale of Certain Assets to CSAV Asia Pacific

Sanus Systems and AV Supply Group 2001 Limited, or AV Supply, a limited liability company wholly owned by Stuart Bulcraig, the Managing Director of CSAV Asia Pacific, were parties to a Management Services and Master Supply Agreement, dated as of September 14, 2004, whereby AV Supply provided to Sanus Systems certain supply component procurement services and manufactured wall mounts and furniture designed primarily to be used with audio and video components and systems. Pursuant to a Termination and Transaction Agreement, dated as of December 6, 2005, the Supply Agreement was terminated and AV Supply transferred certain contracts and intellectual property to CSAV Asia Pacific. In connection with the sale of those assets, Mr. Bulcraig entered into an employment and non-competition agreement with CSAV Asia Pacific and received payments totaling $75,000 related thereto.

Termination and Transaction Agreement

On December 6, 2005, we, with our subsidiaries Decade Industries, Inc. and CSAV Asia Pacific, entered into a Termination and Transaction Agreement with AV Supply Group 2001 Limited, an entity controlled by Stuart Bulcraig, Managing Director of our Hong Kong subsidiary, CSAV Asia Pacific. Through this agreement, we terminated our component supply contract with AV Supply Group 2001 Limited, and AV Supply Group 2001 Limited transferred to us all rights, title and interest in intellectual property owned by AV Supply Group 2001 Limited. We paid AV Supply Group 2001 Limited consideration of $925,000 and Mr. Bulcraig $75,000.

Employment Agreements

On December 6, 2005, our subsidiary, CSAV Asia Pacific, entered into an employment and non-competition agreement with Stuart John Bulcraig providing for his employment as our Managing Director, CSAV Asia Pacific. This agreement has an initial term of two years, commencing on December 6, 2005, and a perpetual one-year renewal term. Mr. Bulcraig’s agreement provides for a base salary of $150,000, which may be increased from time to time at the sole discretion of our Board of Directors, and an annual incentive bonus set as a percentage of base salary, as determined by our Board of Directors. Mr. Bulcraig is prohibited from disclosing certain confidential information and trade secrets, soliciting certain of our customers for business or our employees for employment for one year following his employment, and working with or for any competing companies during his employment and for six months following his employment. If Mr. Bulcraig’s employment is terminated as a result of death, disability, or for cause, if he resigns or is terminated without cause, or if the agreement expires or is not renewed, Mr. Bulcraig is entitled to receive his base salary through the date of his termination and the amount of any unpaid incentive bonus earned for prior fiscal years. If Mr. Bulcraig is terminated without cause, he is entitled to receive his base salary for a five-month period following such termination.

On September 1, 2005, our subsidiary, CSAV Europe B.V., entered into an employment agreement with Paul Feenstra providing for his employment as our Vice President, CSAV Europe B.V. This agreement has an initial term of three years and will terminate on September 1, 2008. Either party may earlier terminate the agreement upon written notice. Mr. Feenstra’s agreement provides for a base salary of €144,000 and an annual incentive bonus set as a percentage of base salary, as determined by our Board of Directors, if certain criteria are met. By the terms of his agreement, Mr. Feenstra is prohibited from disclosing certain confidential information and trade secrets, and in the Netherlands, France, Germany, United Kingdom, Spain, Italy, and Belgium is prohibited from accepting employment from any competitor of ours, or soliciting any of our business contacts for one year following his employment.

Stockholder Agreement

On August 29, 2003, we entered into a stockholder agreement with Friedman Fleischer & Lowe Capital Partners, L.P., FFL Executive Partners, L.P., John N. Fulham, III, Timothy W. Fulham, James P. Miller, Dale Glomsrud, Jay S. Dittmer, Ronald C. Jensen, Fulham Investors, L.P., JP Morgan Chase Bank, as trustee for First Plaza Trust, GM Capital Partners I L.P., Bain & Company, Inc., Jim Wohlford, Steve Durkee, Scott Gill, and Keith Pribyl, which was subsequently amended on November 4, 2003 and September 24, 2004.

The stockholder agreement, as amended, prohibits the stockholders party to the agreement from transferring shares of our stock unless (i) the shares are transferred to certain affiliates or family members or in connection with a Public Sale or an Approved Sale (each as defined in the stockholder agreement) or (ii) the shares are transferred by one of the FFL entities and the non-transferring stockholders are permitted to exercise participation rights in connection with such transfer as provided in the stockholder agreement. In addition, the stockholder agreement grants the stockholders a right of first refusal with respect to any securities we issue, subject to certain exceptions.

The stockholder agreement, as amended, obligates the stockholders to vote in favor of and cooperate fully in any sale of all or substantially all of our assets or at least 51% of our outstanding shares of common stock or a business combination, provided such transaction is approved by our Board of Directors and consented to by the holders of a majority of our common stock issued to the FFL entities and any subsequent holders thereof. The stockholder agreement further provides that the stockholders will vote (either at a meeting or by written consent in lieu of a meeting) to elect to our Board of Directors (i) three directors designated by the holders of a majority of our Class C common stock, (ii) one director designated by the holders of a majority of our common stock held by John Fulham, Timothy Fulham, James Miller and their affiliates and (iii) our Chief Executive Officer.

The stockholder agreement will terminate automatically upon consummation of this offering.

Registration Rights Agreement

We entered into a registration rights agreement with respect to all the shares of common stock owned by Friedman Fleisher & Lowe Capital Partners, L.P., FFL Executive Partners, L.P., John N. Fulham, III, Timothy W. Fulham, JP Morgan Chase Bank, as trustee for First Plaza Trust, GM Capital Partners I L.P., Bain & Company, Inc., James P. Miller, Dale R. Glomsrud, Jay S. Dittmer, Ronald C. Jensen, Fulham Investors, L.P., Scott J. Gill, Steven E. Durkee, James G. Wohlford, Keith T. Pribyl and Andrew P. Tuckey and Stuart J. Bulcraig, as trustees of the Happy Valley Trust.

Under the registration rights agreement, each of the stockholders party to the registration rights agreement, beginning six months after the consummation of this offering, may require us to register for resale under the Securities Act their shares of common stock. These registration rights include the following provisions:

Demand Registration Rights.  We have granted demand registration rights to each of the stockholders party to the registration rights agreement so long as the holder or holders, collectively holding 20% or more of registrable common stock, request the registration of registrable common stock having a fair market value of at least $10,000,000.

Piggyback Registration Rights.  Each of the stockholders party to the registration rights agreement also has unlimited piggyback registration rights subject only to a determination by the underwriters that the success of the offer or the offering price would not be adversely affected by the inclusion of the securities of the parties.

Expenses.  We are responsible for paying all registration expenses, excluding underwriting discounts and commissions, stock transfer taxes, and the out-of-pocket expenses of the holders.

Indemnification.  We have agreed to indemnify each of the stockholders party to the registration rights agreement against certain liabilities under the Securities Act.

Recapitalization

We consummated a recapitalization of our company on July 21, 2006. As part of the recapitalization, we paid a dividend of $130.3 million to our common stockholders and made related payments of $2.8 million to our optionholders and $3.3 million to holders of restricted shares at that time. Promissory notes issued by Scott Gill, Steven Durkee, Jim Wohlford, Keith Pribyl, Ronald Jensen and Jay Dittmer to us in connection with the purchase of common stock were also repaid with the proceeds from this dividend as part of this recapitalization. The maximum amount outstanding under the promissory notes issued by Messrs. Gill, Durkee, Wohlford, Pribyl, Jensen and Ditmer were $1.0 million, $1.0 million, $0.6 million, $0.6 million, $0.1 million and $0.3 million, respectively.

Policies and Procedures for Related Person Transactions

We plan to adopt a related person transactions policy, effective as of the date of the offering, pursuant to which our executive officers, directors and principal stockholders, including their immediate family members and affiliates, will not be permitted to enter into a related person transaction with us, in which the amount involved exceeds $100,000, without the prior consent of our Board of Directors, or other independent committee of our Board of Directors in the event it is inappropriate for our Board of Directors to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, principal stockholder or any of such persons’ immediate family members or affiliates, in which the amount involved exceeds $100,000 must first be presented to our Board of Directors for review, consideration and approval. All of our directors, executive officers and employees will be required to report to our Board of Directors any such related person transaction. In approving or rejecting the proposed agreement, our Board of Directors will consider the facts and circumstances available and deemed relevant to our Board of Directors, including, but not limited to the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director’s independence. Under the policy, if we should discover a related person transaction that has not been approved, the Board of Directors will be notified and will determine the appropriate action, including ratification, rescission or amendment of the transaction.

PRINCIPAL AND SELLING STOCKHOLDERS

A beneficial owner of a security includes any person who directly or indirectly has or shares voting power and/or investment power with respect to that security or has the right to obtain voting power and/or investment power within 60 days. Except as otherwise noted, each beneficial owner in the table below has sole voting power with respect to the shares listed. The following table sets forth beneficial ownership of our common stock by:

•	each person who beneficially owns more than 5% of the shares;

•	each of our executive officers named in the summary compensation table and certain other executive officers;

•	each member of our Board of Directors;

•	all executive officers and directors as a group; and

•	each selling stockholder selling shares in this offering.

Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Unless otherwise indicated in the footnotes below, the address of the stockholders is c/o Milestone AV Technologies, Inc., 8401 Eagle Creek Parkway, Suite 700, Savage, Minnesota 55378.

We have agreed to bear the expenses (other than underwriting discounts and commissions) of the selling stockholders in connection with this offering and to indemnify them against certain liabilities, including liabilities under the Securities Act of 1933.

The percentages of common stock beneficially owned are based on 28,074,538 shares of common stock outstanding as of November 1, 2007. The percentages of common stock beneficially owned after the offering are based on 33,902,365 shares outstanding. This table assumes that the underwriters will not exercise the over-allotment option to purchase up to 1,800,000 shares of our common stock from our selling stockholders. If the over-allotment option is exercised, each selling stockholder will sell a pro rata number of shares held by such selling stockholder based on the number of shares outstanding after this offering without giving effect to the over-allotment option. Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage of ownership held by that person, shares of common stock issuable upon the exercise of options held by that person that are currently exercisable or will become exercisable within 60 days after November 1, 2007 are deemed outstanding, while these shares are not deemed outstanding for computing percentage ownership of any other person.

	Beneficial Ownership		Number of	Beneficial Ownership
	Prior to this		Shares to be	Immediately After this
	Offering		Sold in this	Offering
Name	Number	Percent	Offering	Number	Percent

Friedman Fleischer & Lowe GP, LLC(1)	16,673,080	59.4%	4,192,652	12,480,428	36.8%
Spencer C. Fleischer(1)	16,673,080	59.4%	4,192,652	12,480,428	36.8%
Fulham Investors, L.P.(2)	1,601,303	5.7%	402,668	1,198,635	3.5%
Timothy W. Fulham(2)	2,232,351	8.0%	561,353	1,670,998	4.9%
Scott J. Gill	716,678	2.6%	71,664	645,014	1.9%
Troy A. Peifer(3)	32,175	*	—	32,175	*
Steven E. Durkee	575,322	2.0%	57,533	517,789	1.5%
James G. Wohlford	828,437	3.0%	82,844	745,593	2.2%
Keith T. Pribyl	685,437	2.4%	68,544	616,893	1.8%
Paul D. Arling	—	—	—	—	—
Caleb S. Everett	—	—	—	—	—
Aaron S. Money	—	—	—	—	—
Dale R. Glomsrud(4)	1,793,770	6.5%	451,066	1,342,704	4.0%
JP Morgan Chase Bank, as trustee for First Group Plaza Trust(5)	1,529,938	5.4%	384,722	1,145,216	3.4%
GM Capital Partners I L.P.(6)	2,055,802	7.3%	516,957	1,538,845	4.5%
Jay S. Dittmer	235,427	*	23,543	211,884	*
Ronald C. Jensen	117,714	*	11,772	105,942	*
Stuart John Bulcraig(7)	238,953	*	23,896	215,057	*
John N. Fulham, III(8)	631,048	2.2%	158,685	472,363	1.4%
James P. Miller(9)	201,053	*	50,558	150,495	*
Bain & Company, Inc.(10)	36,147	*	9,090	27,057	*
Teri Devaney(11)	3,575	*	358	3,217	*
Phil Carlson(12)	14,300	*	1,430	12,870	*
All current executive officers and directors as a group (11 persons)(13)	23,790,503	83.2%	5,510,986	18,279,517	53.9%

*	Less than 1%.

(1)	Includes 16,376,875 shares held of record by Friedman Fleischer & Lowe Capital Partners L.P. (“FFL Capital Partners”) and 296,205 shares of common stock held of record by FFL Executive Partners, L.P. (“FFL Executive Partners”). Friedman Fleischer & Lowe GP, LLC, a Delaware limited liability company (“FFL GP”) as the general partner of Friedman Fleischer & Lowe GP, L.P., which is the general partner of each of FFL Capital Partners and FFL Executive Partners, has the sole power to vote and dispose of the shares of our common stock owned by FFL Capital Partners and FFL Executive Partners. Mr. Fleischer is a senior managing member of FFL GP. As such each may be deemed to be the beneficial owners of the shares of our common stock and rights to acquire our common stock owned by FFL Capital Partners and FFL Executive Partners. Mr. Fleischer disclaims beneficial ownership in the shares except to the extent of their pecuniary interests in them. The business address of FFL Capital Partners, FFL Executive Partners and FFL GP is One Maritime Plaza, San Francisco, California 94111.

(2)	Includes 1,601,303 shares held of record by Fulham Investors, L.P. Fulham Investors GP, LLC, as the general partner of Fulham Investors, L.P., has the sole power to vote and dispose of the shares of our common stock owned by Fulham Investors, L.P. Mr. Fulham is a managing member of Fulham Investors, L.P. and as such may be deemed to be the beneficial owner of the shares of our common stock owned by Fulham Investors L.P. Mr. Fulham disclaims beneficial ownership in the shares except to the extent of his pecuniary interest in them. The business address of Fulham Investors GP, LLC and Fulham Investors, L.P. is 593 Washington Street, Wellesley, MA 02482.

(3)	Includes 32,175 shares of common stock issuable upon the exercise of options that are exercisable with 60 days of November 1, 2007.

(4)	Includes 476,619 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of November 1, 2007. Under the terms of Mr. Glomsrud’s options, all of the unvested options held by him will become vested upon completion of this offering, but must be exercised at that time or are forfeited. If Mr. Glomsrud exercises his options in full, he would be the beneficial owner of 1,793,770 shares.

(5)	These shares are held by First Plaza Group Trust, for which JPMorgan Chase Bank serves as Trustee. The trust is a pension trust formed pursuant to the laws of the State of New York for the benefit of certain employee benefit plans of General Motors Corporation, or GM, its subsidiaries and unrelated employers. These shares may be deemed to be owned beneficially by these employee benefit plans. General Motors Investment Management Corporation, or GMIMCo, a wholly owned subsidiary of GM, is registered as an investment adviser under the Investment Advisers Act of 1940. The address of GMIMCo is 767 Fifth Avenue, New York, New York 10153.

(6)	Performance Direct Investments I, L.P. (“the Fund”), formerly known as GM Capital Partners I, L.P., is a private equity investment fund. These shares may be deemed to be owned beneficially by the Fund. The general partner of the Fund is Performance Direct Investors I, a series of Performance Equity Management, LLC (“PEM”). PEM is registered as an investment adviser under the Investment Advisers Act of 1940. PEM’s principal business is providing investment advice and investment management services with respect to the assets of the Fund. PEM has the sole power to direct the Fund as to the voting and disposition of these shares. The address of PEM is Two Pickwick Plaza, Suite 310, Greenwich, CT 06830.

(7)	These shares are held of record by the Happy Valley Trust created by deed dated August 17, 2004. As a trustee of the Happy Valley Trust, Mr. Bulcraig has the power to vote and dispose of the shares owned by the Happy Valley Trust.

(8)	Mr. Fulham’s address is 593 Washington Street, Wellesley, MA 02482.

(9)	Includes 35,750 shares of common stock held of record by JPM Consulting Inc. Mr. Miller is the sole shareholder of JPM Consulting Inc. and as such may be deemed to be the beneficial owner of the common stock owned by JPM Consulting Inc. The business address for Mr. Miller and JPM Consulting Inc. is 92 Earle Road, Charlestown, WV 25414.

(10)	Voting and investment decisions at Bain & Company, Inc. are made by a twelve member board of directors, therefore, no single member of the board has voting or investment authority. The business address for Bain & Company, Inc. is 131 Dartmouth St., Boston, MA, 02116.

(11)	Includes 3,575 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of November 1, 2007. Under the terms of Ms. Devaney’s options, all of the unvested options held by her will become vested upon completion of this offering, but must be exercised at that time or are forfeited. If Ms. Devaney exercises her options in full, she would be the beneficial owner of 3,575 shares.

(12)	Includes 14,300 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of November 1, 2007. Under the terms of Mr. Carlson’s options, all of the unvested options held by him will become vested upon completion of this offering, but must be exercised at that time or are forfeited. If Mr. Carlson exercises his options in full, he would be the beneficial owner of 14,300 shares.

(13)	Includes 32,175 and 476,619 shares of our common stock issuable upon the exercise of options granted to Messrs. Peifer and Glomsrud, respectively, that are exercisable within 60 days of November 1, 2007.

DESCRIPTION OF CAPITAL STOCK

Immediately prior to the completion of this offering, our authorized capital stock will consist of 150,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

At November 1, 2007, there were 28,074,538 shares of our common stock outstanding, which were held by 18 stockholders of record.

The following description of our capital stock is not complete and is subject to and qualified in its entirety by our certificate of incorporation and bylaws, which are included as exhibits to the registration statement filed of which this prospectus forms a part, and by the provisions of applicable Delaware law.

Common Stock

Holders of shares of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled or permitted to vote. Our certificate of incorporation and bylaws provide that, except as otherwise provided by law, the affirmative vote of a majority of the shares entitled to vote, present in person or represented by proxy at a meeting at which a quorum is present, shall be the act of the stockholders. Delaware law requires the affirmative vote of a majority of the outstanding shares entitled to vote thereon to authorize certain extraordinary actions, such as mergers, consolidations, dissolution of the corporation or an amendment to the certificate of incorporation of the corporation. The election of directors shall be by plurality vote, and there is no cumulative voting for the election of directors. Upon a liquidation, our creditors and any holders of our preferred stock with preferential liquidation rights will be paid before any distributions are made to holders of our common stock. The holders of our common stock would be entitled to receive a pro rata amount per share of any excess distribution. Holders of our common stock have no preemptive or subscription rights. There are no conversion rights, redemption rights, sinking fund provisions or fixed dividend rights with respect to our common stock. All outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

Our certificate of incorporation empowers our Board of Directors to issue up to 10,000,000 shares of preferred stock from time to time in one or more series. The Board of Directors also may fix the designation, privileges, preferences and rights and the qualifications, limitations and restrictions of those shares, including dividend rights, conversion rights, voting rights, redemption rights, terms of sinking funds, liquidation preferences and the number of shares constituting any series or the designation of any series. Terms selected could decrease the amount of earnings and assets available for distribution to holders of our common stock or adversely affect the rights and powers, including voting rights, of the holders of our common stock without any further vote or action by such stockholders. The rights of holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any shares of our preferred stock that may be issued in the future. Additionally, the issuance of shares of our preferred stock may have the effect of decreasing the market price of our common stock and may adversely affect the voting and other rights of the holders of our common stock. Although there are no shares of our preferred stock currently outstanding and we have no present intention to issue any shares of our preferred stock, any issuance could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

Registration Rights

In addition to rights of sale under Rule 144, several of our officers, directors and stockholders that hold an aggregate of 21,886,274 shares of outstanding common stock have registration rights that enable them to require us to file a registration statement registering their shares for resale to the public pursuant to a registration rights agreement. For a description of the registration rights agreement, see “Certain Relationships and Related Party Transactions — Registration Rights Agreement.”

Potential Anti-takeover Effect of Delaware Law, Our Certificate of Incorporation and Bylaws

We are subject to the “business combinations” provisions of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various “business combination” transactions with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an “interested stockholder,” unless:

•	prior to such time, the Board of Directors approved the transaction that resulted in the stockholder becoming an “interested stockholder”;

•	upon consummation of the transaction that resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of our outstanding common stock at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and are also officers and (ii) employee stock plans in which the participants do not have the right to determine confidentially whether shares held subject to the plans will be tendered in the tender or exchange offer; or

•	on or subsequent to such date, the business combination or merger is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by two-thirds of the holders of our outstanding common stock not owned by the “interested stockholder.”

A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns 15% or more of a corporation’s voting stock or within three years did own 15% or more of a corporation’s voting stock. These provisions could prohibit or delay mergers or other takeover or change in control attempts.

Provisions of our certificate of incorporation and bylaws establish a classified Board of Directors, provide that only a majority of the Board of Directors, the chairman of the Board of Directors or the president may call special meetings of stockholders and prohibit stockholder action by written consent unless such consent is unanimous. These provisions may have the effect of making it more difficult for a third party to acquire control of us, or of discouraging a third party from attempting to acquire control of us. In addition, our certificate of incorporation allows our Board of Directors to issue up to 10,000,000 shares of preferred stock that could have, when issued, voting rights or preferences that could impede the success of any hostile takeover or delay a change in control or change in our management.

Listing

We intend to apply to list our common stock on the NYSE under the trading symbol “MLS.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Bank, N.A. The transfer agent’s address is Wells Fargo Shareowners Services 161 N. Concord Exchange, South St. Paul, MN 55075 and telephone number is 651-306-4313.

SHARES ELIGIBLE FOR FUTURE SALE

We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Upon the completion of this offering, we will have 33,902,365 outstanding shares of our common stock, assuming no exercise of outstanding options other than the exercise of options for 494,494 shares of common stock that terminate upon, and that we expect will be exercised prior to, the consummation of this offering. We will have reserved 3,923,194 shares of common stock for issuance upon exercise of options granted or to be granted under our stock option plans, of which options to purchase 623,194 shares are outstanding, net of cancellations. The grant of options to purchase shares of common stock under our stock option plans is conditional on our having available a sufficient number of shares of capital stock authorized for issuance.

Lock Up Agreements

Our executive officers and directors and all of our stockholders prior to this offering, who will hold an aggregate of 21,902,365 shares of our common stock after this offering, as well as options to purchase 128,700 additional shares of our common stock, will enter into the lock-up agreements described in “Underwriting.”

Rule 144

In general, under Rule 144, as currently in effect, a person, including each of our “affiliates,” who has beneficially owned “restricted securities” for at least one year, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of our then outstanding shares of the common stock, approximately 339,000 shares as of November 1, 2007 after giving effect to the issuance of shares in this offering; or

•	the average weekly trading volume in our common stock during the four calendar weeks preceding the filing of a notice of the sale with the SEC.

Sales pursuant to Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about us. Under Rule 144(k), a holder of “restricted securities” who is not an affiliate of us and who has beneficially owned his or her shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above.

The SEC recently adopted a number of amendments to Rule 144 that generally shorten from one year to six months the holding period for restricted securities and substantially reduce the restrictions (including the volume limitations) on the resale of securities by non-affiliates. These amendments also shorten the Rule 144(k) holding period to one year. As a result of these amendments being adopted by the SEC, a substantial amount of our common stock may be available for sale in the public market earlier than as currently permitted, which could adversely affect the market price of our common stock.

Rule 701

In general, and subject to lock-up agreements, any of our employees, consultants or advisors, other than affiliates, who purchased shares from us under our equity incentive plan, or other written agreements in accordance with Rule 701 of the Securities Act, are eligible to resell their shares under Rule 144 after satisfying the one year holding period.

Registration of Shares Under Existing Equity Incentive Plan

We intend to file a registration statement on Form S-8 covering all of the shares of common stock issuable or reserved for issuance under our existing new equity incentive plan. When issued, these shares will be freely tradable in the public market, subject to Rule 144 volume limitations applicable to affiliates and, in some cases, the expiration of the lock-up agreements described in “Underwriting.”

Registration Rights Agreement

In addition to rights of sale under Rule 144, several of our officers, directors and stockholders that hold an aggregate of 21,886,274 shares of outstanding common stock have registration rights that enable them to require us to file a registration statement registering their shares for resale to the public. For a description of the Registration Rights Agreement, see “Certain Relationships and Related Party Transactions — Registration Rights Agreement.”

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes certain material U.S. federal income tax considerations generally applicable to beneficial owners of our common stock that acquire shares of our common stock pursuant to this offering and that hold such shares as capital assets. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change with retroactive effect or the Internal Revenue Service (“IRS”) might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of common stock could differ from those described below. The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules, including, without limitation, certain former citizens or long-term residents of the United States; “hybrid entities” (entities treated as flow-through entities in one jurisdiction but as opaque in another) and their owners; “controlled foreign corporations;” “passive foreign investment companies;” or partnerships or other pass-through entities for U.S. federal income tax purposes. Finally, the summary does not describe the effects of any applicable foreign, state or local laws.

For purposes of this summary, the term “U.S. holder” means a beneficial owner of shares of our common stock that, for U.S. federal income tax purposes, is (i) an individual who is a citizen or resident of the United States; (ii) a corporation or other entity taxable as a corporation created in or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust (x) if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. The term “Non-U.S. holder” means a beneficial owner of shares of our common stock that is neither a U.S. holder nor a partnership (including an entity that is treated as a partnership for U.S. federal income tax purposes).

If a partnership holds shares of our common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold shares of our common stock should consult their tax advisors regarding the tax consequences to them of holding and disposing of our common stock.

INVESTORS CONSIDERING THE PURCHASE OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE, OR LOCAL TAX LAWS, AND TAX TREATIES.

U.S. Holders

The following discussion summarizes certain material U.S. federal income tax consequences of the ownership and disposition of our common stock applicable to “U.S. holders,” subject to the limitations described above.

Dividends

We do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any such dividend will be eligible for the dividends received deduction if received by an otherwise qualifying corporate U.S. holder that meets the holding period and other requirements for the dividends received deduction. Dividends paid to certain non-corporate U.S. holders (including individuals) generally are eligible for U.S. federal income taxation at rates generally applicable to long-term capital gain. To the extent our distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce a U.S. holder’s basis in our common stock, but not below zero, and then will be treated as gain from the sale of our common stock.

Dispositions of Common Stock

Upon a sale, exchange or other taxable disposition of our common stock, a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or other taxable disposition and the U.S. holder’s adjusted tax basis in our common stock. Such gain or loss will constitute long-term capital gain or loss if the U.S. holder has held the common stock for more than one year at the time of disposition. Long-term capital gains of certain non-corporate U.S. holders (including individuals) are currently subject to U.S. federal income taxation at a maximum rate of 15%. The deductibility of capital losses is subject to limitations under the Code.

Information Reporting and Backup Withholding Requirements

The Code and the Treasury regulations require those who make specified payments to report such payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The withholding tax rate is currently 28 percent. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

In general, dividends on our common stock and payments of the proceeds of a sale, exchange or other disposition of our common stock paid to a U.S. Holder are subject to information reporting and may be subject to backup withholding unless the U.S. holder is a corporation or other exempt recipient or provides an accurate taxpayer identification number and certifies that it is not subject to backup withholding.

Any amounts withheld under the backup withholding rules from a payment to a U.S. holder generally can be refunded or credited against the U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

Non-U.S. Holders

The following discussion summarizes certain material U.S. federal income tax consequences of the ownership and disposition of our common stock applicable to “Non-U.S. holders,” subject to the limitations described above.

Dividends

We do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce a non-U.S. holder’s basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock. Any dividend paid to a non-U.S. holder on our common stock will generally be subject to U.S. withholding tax at a 30 percent rate. The withholding tax might apply at a reduced rate under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying eligibility. A non-U.S. holder can meet this certification requirement by providing a Form W-8BEN or appropriate substitute form. If the holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification, either directly or through other intermediaries. For payments made to a foreign partnership or other flow-through entity, the certification requirements generally apply to the partners or other owners as well as to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation. Special rules, described below, apply if a dividend is effectively connected with a U.S. trade or business conducted by the non-U.S. holder.

Dispositions of Common Stock

Non-U.S. holders generally will not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other taxable disposition of common stock. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if:

•	the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business (in which case the special rules described below apply);

•	the non-U.S. holder is an individual who holds our common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA (described below), treat the gain as effectively connected with a U.S. trade or business.

An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.

The FIRPTA rules may apply to a sale, exchange or other disposition of common stock if we are, or were within five years before the transaction, a “U.S. real property holding corporation,” or a USRPHC. We do not believe that we are a USRPHC or that we will become one in the future. If we are or become a USRPHC, so long as our common stock is regularly traded on an established securities market, only a non-U.S. holder who, actually or constructively, holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock will be subject to U.S. federal income tax on the disposition of our common stock.

Dividends or Gain Effectively Connected With a U.S. Trade or Business

If any dividend on common stock, or gain from the sale, exchange or other disposition of common stock, is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then the dividend or gain will be subject to U.S. federal income tax at the regular graduated rates. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” dividend or gain generally would be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a non-U.S. holder, will not be subject to the 30% withholding tax. To claim exemption from withholding, the holder must certify its qualification, which can be done by providing a Form W-8ECI. If the non-U.S. holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a “branch profits tax.” The branch profits tax rate generally is 30%, although an applicable income tax treaty might provide for a lower rate.

Backup Withholding and Information Reporting

Payments to non-U.S. holders of dividends on common stock generally will not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status. Some of the common means of certifying nonresident status are described under “Non-U.S. Holders Dividends.” We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to such dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Any amounts withheld from a payment to a holder of common stock under the backup withholding rules generally can be credited against any U.S. federal income tax liability of the holder.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters named below, and the underwriters, for whom Wachovia Capital Markets, LLC and Piper Jaffray & Co. are acting as joint book-running managers and representatives, have severally agreed to purchase, the respective numbers of shares of common stock appearing opposite their names below:

Number of
Underwriters	Shares

Wachovia Capital Markets, LLC
Piper Jaffray & Co.
William Blair & Company, L.L.C.
Jefferies & Company, Inc.
Robert W. Baird & Co. Incorporated

Total	12,000,000

The underwriters have agreed to purchase all of the shares shown in the above table if any of those shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The shares of common stock are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel or modify the offer and to reject orders in whole or in part.

The underwriters have informed us that they will not confirm sales to accounts over which they exercise discretionary authority in excess of 5% of the total number of shares offered by them.

Commissions and Discounts

The underwriters have advised us that they propose to offer the shares of common stock to the public at the public offering price appearing on the cover page of this prospectus and to certain dealers at that price less a concession of not more than $      per share, of which up to $      may be reallowed to other dealers. After the initial offering, the public offering price, concession and reallowance to dealers may be changed.

The following table shows the public offering price, underwriting discounts and commissions and proceeds, before expenses, to us and to the selling stockholders, both on a per share basis and in total, assuming either no exercise or full exercise by the underwriters of their over-allotment option.

Total
	Per	Without	With
	Share	Option	Option

Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

We estimate that the expenses of this offering payable by us, not including underwriting discounts and commissions, will be approximately $2.9 million. We have agreed to pay the expenses of the selling stockholders incurred in connection with this offering, other than underwriting discounts and commissions payable in respect of the shares sold by the selling stockholders.

Over-Allotment Option

The selling stockholders have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 1,800,000 additional shares of our common stock at the public offering price per share less the underwriting discounts and commissions per share shown on the cover page of this prospectus. To the extent that the underwriters exercise this option, each underwriter will have a firm commitment, subject to conditions, to purchase approximately the same percentage of those additional shares that the number of shares of common stock to be purchased by that underwriter as shown in the above table represents as a percentage of the total number of shares shown in that table.

Indemnity

We and the selling stockholders have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Directed Share Program

At our request, the underwriters have reserved up to 5% of the shares of common stock being sold in this offering for sale to our employees, business associates and related persons at the initial public offering price through a directed share program. The number of shares of our common stock available for sale to the general public in this offering will be reduced to the extent that these reserved shares are purchased by these persons. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering. Any shares of common stock purchased in the directed share program will not be subject to the restrictions described in “— Lock-Up Agreements” below (although an officer or employee could otherwise be subject to a lock-up agreement).

Lock-Up Agreements

We, all of our directors and officers, and all of our stockholders prior to this offering, including the selling stockholders, with such directors, officers and stockholders owning a total of approximately 64.6% of our outstanding common stock (or approximately 59.3% if the underwriters’ over-allotment option is exercised in full) immediately upon completion of this offering, based on shares outstanding as of November 1, 2007, have agreed that, without the prior written consent of Wachovia Capital Markets, LLC and Piper Jaffray & Co., we and they will not, and will not publicly announce any intention to, during the period beginning on and including the date of this prospectus through and including the date that is the 180th day after the date of this prospectus, directly or indirectly:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock; or

•	enter into any swap or other agreement, arrangement or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock, whether any transaction described in any of the foregoing bullet points is to be settled by delivery of our common stock or other capital stock, other securities, in cash or otherwise. In addition, we and they have agreed, during the 180-day restricted period (as the same may be extended as described below), not to file or cause the filing of any registration statement under the Securities Act of 1933 with respect to any shares of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock, other than any registration statement filed to register shares of common stock to be sold to the underwriters pursuant to the underwriting agreement. Moreover, if:

•	during the last 17 days of the 180-day restricted period referred to above, we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day restricted period, the restricted period will be extended and the restrictions described in the immediately preceding sentence will continue to apply until the expiration of the 18-day period beginning on the date of issuance of the earnings release or the occurrence of the material news or material event, as the case may be, unless Wachovia Capital Markets, LLC and Piper Jaffray & Co. waive, in writing, that extension.

The restrictions described in the immediately preceding paragraph do not apply to:

(1) the sale of shares acquired in open market transactions after completion of this offering;

(2) the sale of shares to the underwriters pursuant to the underwriting agreement;

(3) transfers made by any securityholder that is a natural person (a) as a bona fide gift for charitable or estate planning purposes, or (b) by will or intestacy;

(4) transfers made by any securityholder that is a corporation, partnership or other business entity, (a) to another corporation, partnership or other business entity that is an affiliate (as defined under Rule 12b-2 of the Exchange Act) of such securityholder or (b) as a distribution or dividend to equity holders of such securityholder;

(5) transfers made by any securityholder that is a trust, to a grantor or beneficiary of the trust; or

(6) the exercise of options to purchase shares of common stock pursuant to our equity compensation plans described above under “Management — Employee Benefit Plans,” as those plans are in effect on the date of this prospectus and the related transfer of shares of common stock to the Company (i) deemed to occur upon the cashless exercise of such options or (ii) for the primary purpose of paying the exercise price of such options or paying taxes (including estimated taxes) due as a result of the exercise of such options;

provided that: (A) in the case of any transfer described in clause (3), (4) or (5) above, the transferee executes and delivers to Wachovia Capital Markets, LLC and Piper Jaffray & Co., acting on behalf of the underwriters, not later than one business day prior to such transfer, a written agreement satisfactory in form and substance to Wachovia Capital Markets, LLC and Piper Jaffray & Co. wherein it agrees to be subject to the restrictions described in the immediately preceding paragraph, subject to the applicable exceptions described above in this paragraph; (B) in the case of any transfer described in clause (1), 4(a), or (5) above, such transfer is not reported or required to be reported in any public report or filing with the Securities and Exchange Commission or otherwise, and the undersigned does not otherwise voluntarily effect any public filing or report regarding such transfer during such 180-day restricted period (as the same may be extended as described above); and (C) in the case of any transfer under clauses (3)(a) or 4(b) above, if such securityholder is required to file a report under Section 16(a) of the Exchange Act, or to make any other public report or filing, reporting a reduction in beneficial ownership of shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock by such securityholder during such 180-day restricted period (as the same may be extended as described above), such securityholder shall include a statement in such report or filing to the effect that such transfer or distribution is not a disposition for value and, in the case of any transfer pursuant to clause (3)(a), that such transfer is being made as a gift for charitable or estate planning purposes and, in the case of any transfer pursuant to clause(4)(b) that such transfer is being made to the stockholders, partners or members, as the case may be, of the applicable corporation, partnership or limited liability company, as the case may be, and is not a transfer for value.

Wachovia Capital Markets, LLC and Piper Jaffray & Co., may, in their sole discretion and at any time and from time to time, without notice, release all or any portion of the shares or other securities subject to the lock-up agreements. Any determination to release any shares or other securities subject to the lock-up agreements would be based on a number of factors at the time of determination, which may include the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares or other securities proposed to be sold or otherwise transferred and the timing, purpose and terms of the proposed sale or other transfer.

Listing on the New York Stock Exchange

We intend to apply for our common stock to be listed on the New York Stock Exchange under the symbol “MLS”.

Stabilization

In order to facilitate this offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. Specifically, the underwriters may sell more shares of common stock than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares of common stock available for purchase by the underwriters under the over-allotment option. The underwriters may close out a covered short sale by exercising the over-allotment option or purchasing common stock in the open market. In determining the source of common stock to close out a covered short sale, the underwriters may consider, among other things, the market price of common stock compared to the price payable under the over-allotment option. The underwriters may also sell shares of common stock in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after the date of pricing of this offering that could adversely affect investors who purchase in this offering.

As an additional means of facilitating this offering, the underwriters may bid for, and purchase, common stock in the open market to stabilize the price of our common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing common stock in this offering if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock.

The foregoing transactions, if commenced, may raise or maintain the market price of our common stock above independent market levels or prevent or retard a decline in the market price of the common stock.

The representatives of the underwriters have advised us that these transactions, if commenced, may be effected on the New York Stock Exchange or otherwise. Neither we nor any of the underwriters makes any representation that the underwriters will engage in any of the transactions described above and these transactions, if commenced, may be discontinued without notice. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of the effect that the transactions described above, if commenced, may have on the market price of our common stock.

Pricing of this Offering

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock was determined by negotiations among us, the selling stockholders and the representatives of the underwriters. The factors considered in determining the initial public offering price included:

•	prevailing market conditions;

•	our results of operations and financial condition;

•	financial and operating information and market valuations with respect to other companies that we and the representatives of the underwriters believe to be comparable or similar to us;

•	the present state of our development; and

•	our future prospects.

An active trading market for our common stock may not develop. It is possible that the market price of our common stock after this offering will be less than the initial public offering price. In addition, the estimated initial public offering price range appearing on the cover of this preliminary prospectus is subject to change as a result of market conditions or other factors.

Other

Certain of the underwriters and/or their affiliates have provided and in the future may provide investment banking, commercial banking and/or financial advisory services to us for which they have received and in the future may receive compensation. We expect that certain of the underwriters and their affiliates may continue to provide investment banking, commercial banking and other services to us in the future. We anticipate they will receive customary fees and commissions for these services.

Sales Outside the United States

Each of the underwriters may arrange to sell shares in certain jurisdictions outside the United States, either directly where they are permitted to do so or through affiliates. In that regard, Wachovia Capital Markets, LLC may arrange to sell the shares in certain jurisdictions through an affiliate, Wachovia Securities International Limited, or WSIL. WSIL is a wholly-owned indirect subsidiary of Wachovia Corporation and an affiliate of Wachovia Capital Markets, LLC. WSIL is a UK incorporated investment firm regulated by the Financial Services Authority. Wachovia Securities is the trade name for the corporate and investment banking services of Wachovia Corporation and its affiliates, including Wachovia Capital Markets, LLC and WSIL.

France.  Each underwriter or broker-dealer that acts in connection with the sale of securities will agree that the securities (i) will not be offered or sold, directly or indirectly, to the public (appel public à l’épargne) in the Republic of France and (ii) offers and sales of the securities in the Republic of France (a) will only be made to qualified investors (investisseurs qualifiés) as defined in, and in accordance with, Articles L 411-1, L 411-2 and D 411-1 to D 411-3 of the French Code monétaire et financier or (b) will be made in any other circumstances which do not require the publication by us of a prospectus pursuant to Article L 411-2 of the Code monétaire et financier and Article 211-2 of the Règlement Général of the Autorité des marchés financiers.

Investors are informed that neither this prospectus nor any other offering material relating to the securities has not been admitted to the clearance procedures of the Autorité des marchés financiers, and that any subsequent direct or indirect circulation to the public of the securities so acquired may not occur without meeting the conditions provided for in Articles L 411-1, L 411-2, L412-2 and L 621-5 to L 621-8-2 of the Code Monétaire et Financier.

In addition, we represent and agree that we have not distributed or caused to be distributed and will not distribute or cause to be distributed in the Republic of France, this prospectus or any other offering material relating to the securities other than to those investors (if any) to whom offers and sales of the securities in the Republic of France may be made as described above.

Italy.  The offering of the securities has not been registered pursuant to the Italian securities legislation and, accordingly, each underwriter or broker-dealer that acts in connection with the offer or sales of securities has represented and agreed that it has not offered or sold, and will not offer or sell, any securities in the Republic of Italy in a solicitation to the public, and that sales of the securities in the Republic of Italy shall be effected in accordance with all Italian securities, tax and exchange control and other applicable laws and regulations. In any case, the securities cannot be offered or sold to any individuals in the Republic of Italy either in the primary market or the secondary market.

Each of the underwriters and broker-dealers that acts in connection with the offer or sales of securities has represented and agreed that it will not offer, sell or deliver any securities or distribute copies of this prospectus or any other document relating to the securities in the Republic of Italy except to “Professional Investors”, as defined in Article 31.2 of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) Regulation No. 11522 of 2 July 1998 as amended (“Regulation No. 11522”), pursuant to Article 30.2 and 100 of Legislative Decree No. 58 of 24 February 1998 as amended (“Decree No. 58”), or in any other circumstances where an expressed exemption to comply with the solicitation restrictions provided by Decree No. 58 or Regulation No. 11971 of 14 May 1999 as amended applies, provided, however, that any such offer, sale or delivery of the securities or distribution of copies of the prospectus or any other document relating to the securities in the Republic of Italy must be:

•	made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993 as amended (“Decree No. 385”), Decree No. 58, CONSOB Regulation No. 11522 and any other applicable laws and regulations;

•	in compliance with Article 129 of Decree No. 385 and the implementing instructions of the Bank of Italy, pursuant to which the issue, trading or placement of securities in Italy is subject to a prior notification to the Bank of Italy, unless and exemption, depending, inter alia, on the aggregate amount and the characteristics of the securities issued or offered in the Republic of Italy, applies; and

•	in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Switzerland.  Each underwriter or broker-dealer that acts in connection with the offer or sales of securities will agree that the securities will not be offered, directly or indirectly, to the public in Switzerland and neither this prospectus nor any related prospectus supplement or free writing prospectus constitutes a public offering prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Federal Code of Obligations.

United Kingdom.  If the securities are to be offered and sold in the United Kingdom, each underwriter or broker-dealer that acts in connection with such offer or sale of securities will represent and agree that:

•	it has not made or will not make an offer of the securities to the public in the United Kingdom within the meaning of section 102B of the Financial Securities and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

•	if has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

•	it has complied with and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

European Economic Area.  In relating to each Member State of the European Economic Area (Iceland, Norway and Lichtenstein in addition to the member states of the European Union) that has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter or broker-dealer that acts in connection with the sale of securities will represent and agree that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of the securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the securities that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive except that it may, with effect from and including the Relevant Implementation Date, make an offer of the securities to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors, as defined in the Prospectus Directive); or

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any securities under, the offer contemplated in this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter and broker-dealer that acts in connection with the offer or sale of securities that:

•	it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

•	in the case of any securities acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (1) the securities acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the underwriter or broker-dealer has been given to the offer or resale; or (2) where securities have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those securities to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of the provisions in the two immediately preceding paragraphs, the expression an “offer of the securities to the public” in relation to the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

LEGAL MATTERS

Certain legal matters with respect to the common stock offered hereby will be passed upon for us and certain of the selling stockholders by Bingham McCutchen LLP. Certain legal matters with respect to this offering will be passed upon for the underwriters by Sidley Austin LLP.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2005 and 2006 and for each of the three years in the period ended December 31, 2006, as set forth in its report. We have included our financial statements in the prospectus in reliance on Ernst & Young LLP’s report given on its authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to our common stock. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

You may read and copy any document we have filed or may in the future file at the SEC’s public reference facility in Room 1580, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, file periodic reports and other information, including proxy statements, with the SEC. These periodic reports and other information are and will be available for inspection and copying at the SEC’s public reference rooms and the web site of the SEC referred to above.

Milestone AV Technologies, Inc.

Consolidated Financial Statements
Years Ended December 31, 2004, 2005 and 2006
and Nine Months Ended September 30, 2006 and 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors
Milestone AV Technologies, Inc.

We have audited the accompanying consolidated balance sheets of Milestone AV Technologies, Inc.
(f/k/a “CSAV Holding Corp.”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Milestone AV Technologies, Inc. at December 31, 2006 and 2005, and the results of its operations and its cash flows for the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 14 to the consolidated financial statements, the consolidated balance sheets as of December 31, 2005 and 2006 and the consolidated statement of stockholders’ equity (deficit) as of December 31, 2004, 2005 and 2006 have been restated to correct the accounting for certain equity instruments.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payments.

/s/  Ernst & Young LLP

Minneapolis, Minnesota
December 3, 2007

Milestone AV Technologies, Inc.

Consolidated Balance Sheets

				Pro Forma
	December 31,		September 30,	September 30,
	2005	2006	2007	2007
	(In thousands, except share and
	per share amounts)
	(as restated)	(as restated)	(as restated)
			(Unaudited)
Assets
Current assets:
Cash	$—	$—	$3,703	$3,703
Accounts receivable, net of allowances of $1,360, 1,803 and $1,530 at December 31, 2005 and 2006 and September 30, 2007, respectively	26,872	50,455	52,785	52,785
Inventories, net	15,172	27,255	26,103	26,103
Deferred income taxes	763	2,568	4,955	4,955
Prepaid assets and other	680	613	1,464	1,464

Total current assets	43,487	80,891	89,010	89,010

Property and equipment, net	2,118	4,650	5,944	5,944
Goodwill	74,944	74,144	74,294	74,294
Intangible assets, net	12,159	12,079	10,553	10,159
Other assets	751	201	221	221

Total assets	$133,459	$171,965	$180,022	$179,628

Liabilities and stockholders’ equity (deficit)
Current liabilities:
Checks in excess of deposits	$961	$1,005	$—	$—
Accounts payable	9,328	14,392	17,489	17,489
Current portion of long-term debt	10,036	10,432	1,500	1,500
Accrued payroll and benefits	1,215	2,303	2,702	2,702
Accrued interest	—	174	—	—
Accrued expenses	2,905	7,215	8,286	8,286
Accrued income taxes	216	132	3,586	3,586

Total current liabilities	24,661	35,653	33,563	33,563
Deferred income taxes	780	1,716	1,629	1,629
Long-term debt, less current portion	71,790	212,750	211,625	149,872
Other liabilities	158	136	1,638	1,638

Total liabilities	97,389	250,255	248,455	186,702
Class B nonvoting common stock — $0.001 par value:
560,540 shares issued and outstanding actual, no shares issued and outstanding pro forma	1,686	1,882	7,287	—
Class B nonvoting common stock note receivable	(1,176)	—	—	—

	510	1,882	7,287	—
Stockholders’ equity (deficit):
Class A common stock — $0.001 par value:
40,000,000 shares authorized, no shares issued and outstanding actual; 33,407,871 shares issued and outstanding pro forma	—	—	—	33
Class B nonvoting common stock — $0.001 par value:
30,000,000 shares authorized, 19,949,865 shares issued and outstanding as of December 31, 2005 and 2006; 19,935,565 shares issued and outstanding as of September 30, 2007, no shares issued and outstanding pro forma	—	—	—	—
Class C common stock — $0.001 par value:
10,000,000 shares authorized, 7,578,433 shares issued and outstanding actual, no shares issued and outstanding pro forma	—	—	—	—
Additional paid-in capital	73,675	74,002	68,772	137,779
Other comprehensive loss	—	(71)	(165)	(165)
Accumulated deficit	(35,753)	(154,103)	(144,260)	(144,654)

	37,922	(80,172)	(75,653)	(7,007)
Shareholder note receivable	(2,362)	—	—	—
Treasury stock, at cost, 14,300 shares at September 30, 2007	—	—	(67)	(67)

Total stockholders’ equity (deficit)	35,560	(80,172)	(75,720)	(7,074)

Total liabilities and stockholders’ equity (deficit)	$133,459	$171,965	$180,022	$179,628

See accompanying notes.

Milestone AV Technologies, Inc.

Consolidated Statements of Operations

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(In thousands, except share and per share amounts)
				(Unaudited)

Net sales	$60,295	$130,110	$204,001	$133,472	$178,807
Cost of goods sold	26,516	64,325	111,508	71,624	106,353

Gross profit	33,779	65,785	92,493	61,848	72,454
Operating expenses:
Selling	11,187	21,051	32,784	22,217	25,740
General and administrative	4,819	10,049	13,789	8,652	10,481
Research and development	1,329	2,943	4,029	2,474	4,968
Acquisition costs	868	1,297	74	83	—
Share-based compensation	—	1,258	533	533	314
Share-based compensation related to recapitalization	—	—	6,118	6,118	—

Total operating expenses	18,203	36,598	57,327	40,077	41,503

Income from operations	15,576	29,187	35,166	21,771	30,951
Other income (expense)	26	(892)	(1,696)	(1,439)	858
Interest expense	(1,148)	(3,765)	(13,086)	(7,808)	(15,778)
Deferred financing amortization expense	(125)	(132)	(193)	(126)	(202)

Income before taxes	14,329	24,398	20,191	12,398	15,829
Provision for income taxes	4,720	8,583	8,232	5,376	5,986

Net income	$9,609	$15,815	$11,959	7,022	9,843
Less preferred stock dividend	(5,082)	(43,651)	—	—	—

Net income (loss) applicable to common stockholders	$4,527	$(27,836)	$11,959	$7,022	$9,843

Net income (loss) per share applicable to common stockholders:
Basic	$0.28	$(1.03)	$0.43	$0.25	$0.35

Diluted	$0.26	$(1.03)	$0.42	$0.25	$0.35

Weighted average of shares outstanding:
Basic	16,226,645	27,055,540	28,088,775	28,088,775	28,081,566

Diluted	17,694,236	27,055,540	28,252,787	28,246,046	28,460,438

See accompanying notes.

Milestone AV Technologies, Inc.

Consolidated Statements of Stockholder’s Equity (Deficit)
(In thousands, except share amounts)

									Retained
	Series A preferred		Class B common		Class C common		Additional	Other	earnings	Shareholder		Total
	stock		stock		stock		paid-in	comprehensive	Accumulated	Note	Treasury	stockholders’
	Shares	Amounts	Shares	Amounts	Shares	Amount	capital	loss	deficit	Receivable	stock	equity (deficit)

Balance at December 31, 2003	365	$—	6,006,000	$—	6,149,005	$—	43,864	$—	$461	—	$—	$44,325
Issuance of stock	—	—	16,938,285		—	—	34,895	—	—	(2,362)	—	32,533
Redemption of Class B common stock	—	—	(3,603,600)	—	—	—	(7,560)	—	—	—	—	(7,560)
Preferred stock dividend declared	—	—	—	—	—	—	—	—	(5,082)	—	—	(5,082)
Net income	—	—	—	—	—	—	—	—	9,609	—	—	9,609

Balance at December 31, 2004 (as restated)	365	$—	19,340,685	$—	6,149,005	$—	71,199	$—	$4,988	(2,362)	$—	$73,365
Issuance of stock	—	—	609,180	—	1,429,428	—	1,728	—	—	—	—	1,728
Redemption of series A preferred stock	(365)	—	—	—	—	—	—	—	—	—	—	—
Preferred stock dividends declared	—	—	—	—	—	—	—	—	(43,651)	—	—	(43,651)
Common stock dividends declared	—	—	—	—	—	—	—	—	(12,905)	—	—	(12,905)
Share-based compensation related to variable awards	—	—	—	—	—	—	748	—	—	—	—	748
Net income	—	—	—	—	—	—	—	—	15,815	—	—	15,815

Balance at December 31, 2005 (as restated)	—	—	19,949,865	—	7,578,433	—	73,675	—	(35,753)	(2,362)	—	35,560
Payment of shareholder note	—	—	—	—	—	—	—	—	—	2,362	—	2,362
Common stock dividends declared		—	—	—	—	—	—	—	(130,309)	—	—	(130,309)
Stock option compensation	—	—	—	—	—	—	39	—	—	—	—	39
Share-based compensation related to variable awards	—	—	—	—	—	—	288	—	—	—	—	288
Comprehensive income:
Foreign currency translation	—	—	—	—	—	35,560—	—	(71)	—	—	—	(71)
Net income		—	—	—	—	—	—	—	11,959	—	—	11,959

Total comprehensive income		—	—	—	—	—	—	—	—	—	—	11,888

Balance at December 31, 2006 (as restated)	—	—	19,949,865	—	7,578,433	—	74,002	(71)	(154,103)	—	—	(80,172)
Purchase of treasury stock	—	—	(14,300)	—	—	—	—	—	—	—	(67)	(67)
Stock option compensation	—	—	—	—	—	—	37	—	—	—	—	37
Share-based compensation related to variable awards	—	—	—	—	—	—	138	—	—	—	—	138
Change in market value of Class B common stock with puttable feature	—	—	—	—	—	—	(5,405)	—	—	—	—	(5,405)
Comprehensive income:										—
Foreign currency translation	—	—	—	—	—	—	—	(94)	—	—	—	(94)

Net income	—	—	—	—	—	—	—	—	9,843	—	—	9,843

Total comprehensive income										—		9,749

Balance at September 30, 2007 (as restated) (unaudited)	—	$—	19,935,565	$—	7,578,433	$—	$68,772	$(165)	$(144,260)	$—	$(67)	$(75,720)

See accompanying notes.

Milestone AV Technologies, Inc.

Consolidated Statements of Cash Flows

				Nine Months Ended
	Year Ended December 31,			September 30,
	2004	2005	2006	2006	2007
	(In thousands)
				(Unaudited)

Operating activities
Net income	$9,609	$15,815	$11,959	$7,022	$9,843
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	780	2,201	2,883	1,899	2,644
Share-based compensation	—	1,258	514	533	175
Write-off deferred financing fees	—	523	685	685	—
Deferred taxes	445	(940)	(869)	(825)	(2,474)
Changes in operating assets and liabilities:
Accounts receivable, net	(5,572)	(9,128)	(23,584)	(9,505)	(2,330)
Inventories, net	(1,301)	(7,104)	(12,082)	(7,146)	1,152
Other assets	(959)	(245)	107	74	(871)
Accounts payable	244	1,694	5,064	2,602	3,097
Accrued expenses	1,470	(328)	5,974	3,758	6,252

Net cash (used in) provided by operating activities	4,716	3,746	(9,349)	(903)	17,488
Investing activities
Acquisition of new business, net of cash acquired	(27,347)	(750)	(100)	(100)	(150)
Purchases of furniture and equipment	(936)	(925)	(3,446)	(2,604)	(2,412)

Net cash used in investing activities	(28,283)	(1,675)	(3,546)	(2,704)	(2,562)
Financing activities
Proceeds from issuance of stock	32,533	793	—	—	—
Proceeds from issuance of debt and note payable	1,817	82,567	220,565	212,305	—
Proceeds on payment of shareholder notes	—	—	3,538	3,538	—
Repurchase of common and preferred stock	(7,560)	—	—	—	(67)
Payments on debt and notes payable	(4,110)	(24,182)	(79,209)	(78,813)	(10,057)
Deferred financing fees	—	(836)	(1,672)	(1,672)	—
Checks in excess of deposits	—	961	44	(961)	(1,005)
Payments of preferred and common stock dividends	—	(62,975)	(130,300)	(130,300)	—

Net cash (used in) provided by financing activities	22,680	(3,672)	12,966	4,097	(11,129)
Effects of exchange rates on cash	—	—	(71)	(28)	(94)
Net change in cash and cash equivalents	(887)	(1,601)	—	462	3,703
Cash and cash equivalents at beginning of period	2,488	1,601	—	—	—

Cash and cash equivalents at end of period	$1,601	$—	$—	$462	$3,703

Supplemental cash flow information
Cash paid for interest	$1,091	$3,817	$12,912	$4,428	$15,277
Cash paid for income taxes	$5,014	$8,940	$9,174	$6,867	$4,204

See accompanying notes.

Milestone AV Technologies, Inc.

Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts)

1.	Nature of the Business and Significant Accounting Policies

Nature of the Business

Milestone AV Technologies, Inc. (f/k/a “CSAV Holding Corp.”) is the nonoperating parent of CSAV Inc., CSAV Europe B.V., and CSAV Asia Pacific Limited, or CSAV Asia Pacific, which are wholly owned subsidiaries doing business primarily in North America, Europe and Asia. As used herein, the term “Company” refers to Milestone AV Technologies, Inc. and its consolidated subsidiaries and “Milestone” refers solely to Milestone AV Technologies, Inc.

The Company is engaged in the manufacture and sale of display mounting and support systems to a dealer and distributor network in the audio visual industry under the Chief brand name. The Company is also engaged in the assembly and sale of audiovisual furniture, speaker stands, and mounting solutions for flat panel displays to a dealer network of retail electronics and department store outlets primarily under the Sanus brand name.

On September 21, 2005, the Company created a wholly-owned corporation, CSAV Asia Pacific, based in Hong Kong. There were no operations in 2005.

The consolidated financial statements include the accounts of CSAV, Inc., Sanus Systems, CSAV Europe B.V., and CSAV Asia Pacific Limited. Inter-company accounts have been eliminated.

Unaudited Interim Financial Information

The accompanying balance sheet as of September 30, 2007, statements of operations and cash flows for the nine months ended September 30, 2006 and 2007, and statement of stockholders’ equity (deficit) for the nine months ended September 30, 2007, and related financial data and other information disclosed in these notes to the financial statements as of September 30, 2007 and for the nine month periods ended September 30, 2006 and 2007 are unaudited. The unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles in the United States. In the opinion of the Company’s management, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring accruals, necessary for the fair presentation of the Company’s financial position, results of operations and cash flows for the nine months ended September 30, 2006 and 2007. The results for the nine months ended September 30, 2007 are not necessarily indicative of the results of operations to be expected for the year ending December 31, 2007.

Unaudited Pro Forma Balance Sheet Presentation

The unaudited pro forma balance sheet as of September 30, 2007 reflects the expected automatic conversion of the outstanding shares of shares of Class B nonvoting common stock and Class C voting common stock into 28,074,538 shares of common stock and the issuance of 5,333,333 shares of common stock at the assumed offering price of $13.00 per share as though the completion of the initial public offering contemplated by the filing of the Company’s registration statement with the Securities and Exchange Commission, or SEC, had occurred on September 30, 2007.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Milestone AV Technologies, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except share and per share amounts)

Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The carrying values of cash equivalents approximate fair value.

Share-Based Compensation and Expense

Effective January 1, 2006, the Company adopted the fair value provisions of Statement of Financial Accounting Standards No. 123R (SFAS 123R), Share-Based Payments, which supersedes its previous accounting under APB No. 25. SFAS 123R requires the recognition of compensation expense, using a fair-value-based method, for costs related to all share-based payments including stock options. SFAS 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The Company adopted SFAS 123R using the prospective transition method, which requires that for nonpublic entities that used the minimum value method for either pro forma or financial statement recognition purposes, SFAS 123R shall be applied to option grants or modifications to existing options after the required effective date. For options granted prior to the new SFAS 123R effective date and for which the requisite service period has not been performed as of January 1, 2006, the Company will continue to apply the intrinsic value provisions of APB No. 25 on the remaining unvested awards. All option grants valued after January 1, 2006 will be expensed on a straight-line basis over the vesting period.

Accounts Receivable

Accounts receivable relate to amounts owed by customers for sales of products. An allowance for doubtful accounts is recorded to provide for estimated losses resulting from uncollectible accounts and is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company considers amounts over 90 days past due to be delinquent and charges these items off when deemed uncollectible.

Inventories

Inventories consist of raw materials and finished goods, and are valued at the lower of cost, using the first-in, first-out (FIFO) method, or market value. The Company periodically reviews its inventories and makes provisions as necessary for obsolete or damaged goods. The amount of such markdown, recorded as a charge to cost of goods sold, is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand, selling prices, and market conditions.

Property and Equipment

Property and equipment are recorded at cost and depreciated over the estimated useful lives (three to seven years) using the straight-line method. Leasehold improvements are recorded at cost and depreciated over the initial term of the lease. Maintenance and repairs are charged to expense as incurred, while expenditures that substantially increase useful lives are capitalized.

Goodwill

The Company tests goodwill and other indefinite-lived assets annually for impairment in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142). In assessing the recoverability of goodwill and other indefinite-lived intangible assets, market values and projections regarding estimated future cash flows and other factors are used to determine the fair value of the respective assets. If these estimates or related projections change in the future, the Company may be required to record impairment charges for these assets.

Milestone AV Technologies, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except share and per share amounts)

As required by SFAS 142, goodwill is allocated to the Company’s two reporting units, consumer and commercial. SFAS 142 requires the Company to compare the fair value of each reporting unit to its carrying amount on an annual basis to determine if there is potential goodwill impairment. If the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than the carrying value of its goodwill.

To determine the fair value of its reporting units, the Company generally uses a present value technique (discounted cash flow) corroborated by market multiples when available and as appropriate. The factor most sensitive to change with respect to its discounted cash flow analyses is the estimated future cash flows of each reporting unit which is, in turn, sensitive to its estimates of future revenue growth and margins for these businesses. If actual revenue growth and/or margins are lower than its expectations, the impairment test results could differ.

SFAS 142 requires the Company to compare the fair value of an indefinite-lived intangible asset to its carrying amount. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized. Fair values for goodwill and other indefinite-lived intangible assets are determined based on discounted cash flows, market multiples, or appraised values as appropriate.

The Company completed its annual impairment test in the fourth quarters of 2005 and 2006 and determined that goodwill had not been impaired.

Impairment of Long-Lived Assets and Finite-Lived Intangible Assets

The Company records impairment losses on long-lived assets used in operations and finite-lived intangible assets when events and circumstances indicate the assets are impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. The impairment loss is measured by comparing the fair value of the assets to their carrying amounts. The Company completed its annual impairment test during the fourth quarter of 2005 and 2006 and determined long-lived assets were not impaired.

Deferred Financing Fees

Deferred financing fees incurred in 2005 and 2006 were incurred in connection with the Company’s debt agreements. These costs are being amortized over the term of the related facility utilizing the effective interest method.

Income Taxes

The Company utilizes the liability method of accounting for income taxes as required by SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax reporting bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Other Assets

Other assets consist mainly of lease deposits and deposits on other long-lived assets.

Shipping Costs

Shipping costs are classified as cost of goods sold.

Milestone AV Technologies, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except share and per share amounts)

Revenue Recognition

Net sales are recognized upon the transfer of title and risk of ownership to customers and are recorded net of discounts, customer-based incentives and returns. Transfer of title and risk of ownership are based upon the customer delivery terms, which are primarily free on board (“FOB”)-shipping point (where title and risk of ownership pass to the customer at the time of shipment) and FOB-destination (where title and risk of ownership pass to the customer at time of delivery to the customer). In some limited circumstances, the Company sells products on consignment (where title and risk of loss pass at the time of sales to the end consumer of the product), in which case revenue is not recognized until the time of sale to the end-consumer. Provisions for sales discounts earned and customer-based incentives are based on contractual obligations with customers. Returns are estimated at the time of sale based on historical experience.

The Company reserves against revenue for estimated customer returns, allowances and discounts. The Company bases its estimates on historical rates of customer returns and allowances as well as the specific identification of outstanding returns and allowances that have not yet been received by the Company. The Company records reductions to gross sales for customer-based incentives, which include volume-based discounts and early payment incentives. The estimates for customer returns, allowances and discounts are based on anticipated sales volume throughout the year. The actual amount of customer returns, allowances and discounts, which is inherently uncertain, may differ from the Company’s estimates. If the Company determines that actual or expected returns, allowances or discounts were significantly greater or lower than the reserves it had established, a reduction or increase, as appropriate, would be recorded to sales in the period in which the determination was made.

Advertising

The Company’s policy is to expense advertising costs as the costs are incurred. Advertising expense was $525, $1,065 and $1,334 for the years ended December 31, 2004, 2005 and 2006, respectively.

Research and Development

The Company’s policy is to expense research and development costs as the costs are incurred. Research and development expense was $1,329, $2,943 and $4,029 for the years ended December 31, 2004 and 2005 and 2006, respectively.

Depreciation and Amortization

Depreciation expense related to machinery, equipment and tooling is presented in “cost of goods sold” and depreciation expense related to corporate assets, such as furniture and computers, is presented in “general and administrative expenses” on the consolidated statement of operations. Amortization expense related to finite-lived intangible assets is presented in “general and administrative expenses” on the consolidated statement of operations.

Concentration of Risk

Financial instruments that subject the Company to significant concentration of credit risk consist primarily of accounts receivable. The Company’s accounts receivable arise from sales to numerous customers in a variety of markets, and geographies around the world. Receivables arising from these sales are generally not collateralized. Credit is extended based upon an evaluation of the customer’s financial condition and reserves are maintained for potential credit losses. Such losses, in the aggregate, have not materially exceeded management’s expectations.

Milestone AV Technologies, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except share and per share amounts)

One customer accounted for approximately 25% of net sales in the years ended December 31, 2005 and 2006, respectively. No customer accounted for more than 10% of net sales in the year ended December 31, 2004.

Cooperative Advertising, Rebate and Other Promotional Programs

The Company offers its customers certain incentives in the form of cooperative advertising arrangements, volume rebates, trade discounts and cash discounts. The Company accounts for these incentives in accordance with Emerging Issues Task Force Issue No. 01-09, Accounting for Consideration Given by a Vendor to a Customer (EITF 01-09). In instances where the cooperative advertising agreements are for specified amounts and types of advertising, reductions in amounts received from customers as a result of cooperative advertising programs are included in the consolidated statement of operations as selling expense. Other reductions in amounts received from customers as a result of cooperative advertising programs are recorded as reductions of net sales. Trade discounts, cash discounts, and volume rebates are all recorded as reductions of net sales. These agreements are generally negotiated on a customer-by-customer basis. Some of these agreements extend over several periods. Therefore, significant estimates are required at any point in time with regard to the ultimate reimbursement to be claimed by the Company’s customers. Subsequent revisions to such estimates are recorded and charged to earnings in the period in which they are identified.

Comprehensive Income

The Company reports comprehensive income or loss in accordance with the provisions of SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components. Other comprehensive income refers to revenues, expenses, gains, and losses that under generally accepted accounting principles are included in comprehensive income but are excluded from net income as these amounts are recorded directly as an adjustment to shareholders’ equity. The Company’s other comprehensive income is comprised of foreign currency translation adjustments.

Derivative Instruments

The Company accounts for its derivative instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended (SFAS No. 133). SFAS No. 133 establishes accounting and reporting standards for derivative instruments as either assets or liabilities in the statement of financial position based on their fair values. Changes in the fair values are reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. Derivative instruments are designated and accounted for as either a hedge of a recognized asset or liability (fair value hedge) or a hedge of a forecasted transaction (cash flow hedge). For derivatives designated as effective cash flow hedges, changes in fair values are recognized in other comprehensive income. Changes in fair values related to fair value hedges as well as the ineffective portion of cash flow hedges are recognized in earnings. Changes in the fair value of the underlying hedged item of a fair value hedge are also recognized in earnings.

The Company maintains three interest rate swap agreements and has not applied hedge accounting to those instruments. Therefore, the interest rate swaps have been marked to market with changes in fair value recorded in the accompanying consolidated statements of income, and their carrying value equals fair value as of September 30, 2007.

The Company neither holds nor issues derivative financial instruments for trading purposes.

Milestone AV Technologies, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except share and per share amounts)

Net Income (Loss) Per Share

The Company calculates net income per share in accordance with SFAS No. 128, Earnings Per Share (SFAS 128). Basic earnings per share is computed based on the weighted average number of common shares outstanding. Diluted earnings per share is computed based on the weighted average number of common shares outstanding adjusted by the number of additional shares that would have been outstanding had the potentially dilutive common shares been issued. Potentially dilutive shares of common stock include unexercised stock options, conversion of Series A preferred stock and other share-based awards, using the treasury method.

The following table presents a reconciliation of the numerators and denominators of basic and diluted net income (loss) per share applicable to common stockholders:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2004	2005	2006	2006	2007
				(unaudited)

Numerator:
Net income	$9,609	$15,815	$11,959	$7,022	$9,843
Preferred stock dividend	(5,082)	(43,651)	—	—	—

Net income (loss) applicable to common stockholders	$4,527	$(27,836)	$11,959	$7,022	$9,843

Denominator:
Weighted average number of shares outstanding — basic	16,226,645	27,055,540	28,088,775	28,088,775	28,081,566
Effect of dilutive securities:
Conversion of Series A preferred stock	1,429,428	—	—	—	—
Stock options	38,163	—	164,012	157,271	378,872

Weighted average number of shares outstanding — diluted	17,694,236	27,055,540	28,252,787	28,246,046	28,460,438

Net income (loss) per share applicable to common stockholders:
Basic	$0.28	$(1.03)	$0.43	$0.25	$0.35
Diluted	$0.26	$(1.03)	$0.42	$0.25	$0.35

The effect of the conversion of the Series A preferred stock and the share-based awards at December 31, 2005 is considered anti-dilutive because of a net loss applicable to common stockholders was reported.

Recently Issued Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Liabilities, providing companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS No. 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. By enabling companies to report assets and liabilities at fair value, SFAS No. 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 requires companies to

Milestone AV Technologies, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except share and per share amounts)

provide additional information that will help users of financial statements better understand the effect of the Company’s choice to use fair value on its earnings to display the fair value of those assets and liabilities for which the Company has chosen to use fair value on the face of the balance sheet. SFAS No. 159 is effective for the Company on January 1, 2008. The Company does not believe that the adoption of this Statement will have a significant impact on its operating results or financial position.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Where applicable, this Statement simplifies and codifies related guidance within GAAP. This statement is effective for interim periods and fiscal years beginning January 1, 2008. The Company is currently evaluating the impact from adopting this Statement on its financial statements, although the Company does not currently believe that the adoption of this Statement will have a significant impact on its operating results or financial position.

In September 2006, the Securities and Exchange Commission released Staff Accounting Bulletin No. 108 (SAB 108) which provides guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 requires entities to quantify the effects of unadjusted errors using both a balance sheet and an income statement approach. Entities are required to evaluate whether either approach results in a quantifying misstatement that is material. The Company adopted SAB 108 in 2006. The adoption of SAB 108 did not have an impact on the Company’s results of operations or financial position.

2.	Acquisitions

On September 24, 2004, Chief Manufacturing, Inc. acquired 100% of the outstanding common shares of Decade Industries, Inc. (d/b/a Sanus Systems). The acquisition was accounted for as a purchase and Sanus Systems’ operations have been included in the consolidated financial statements since the date of the acquisition.

The purchase price of Sanus Systems was $28,185. The Company raised the funds by selling additional equity to current stockholders, drawing on a revolving line of credit, and using available cash from operations. There was also a note payable in the amount of $639 recorded to former Sanus Systems stockholders for third quarter of 2004 estimated profits of $639, paid in the first quarter of 2005.

The following table summarizes the estimated fair value of the assets acquired at the date of the acquisition:

Tangible assets	$15,014
Liabilities assumed	(9,985)
Note payable issued	(639)
Intangible assets:
Trademark/trade name	3,300
Patented technology	1,700
Noncompete agreement	3,100
Customer relationships	5,200
Goodwill	9,857

Net assets assumed	$27,547

On December 6, 2005, the Company acquired AV Supply Group Limited located in Auckland, New Zealand. The Company paid consideration of 238,953 shares of Class B nonvoting common stock valued at

Milestone AV Technologies, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except share and per share amounts)

$936, a $750 cash payment in 2005, with a deferred payment of $100 that was paid September 1, 2006, and a deferred payment of $150 paid on June 1, 2007. The Company allocated $900 of the amount paid to a pre-existing supply contract, based on an outside third-party valuation, and the remaining amount was allocated to goodwill.

3.	Inventories

Inventories consist of the following:

	December 31,		September 30,
	2005	2006	2007

Inventory in transit	$2,767	$2,289	$3,524
Raw materials	5,618	10,131	7,835
Finished goods	6,824	16,987	22,455
Valuation allowance	(37)	(2,152)	(7,711)

	$15,172	$27,255	$26,103

4.	Property and Equipment

Property and equipment consists of the following:

	December 31,		September 30,
	2005	2006	2007

Furniture and equipment	$2,853	$6,187	$8,403
Leasehold improvements	138	251	449

	2,991	6,438	8,852
Accumulated depreciation	(873)	(1,788)	(2,908)

	$2,118	$4,650	$5,944

Depreciation expense was $300, $543 and $915 for the years ended December 31, 2004, 2005 and 2006, respectively.

5.	Goodwill and Intangible Assets

The changes in the carrying amount of goodwill are as follows:

	Commercial	Consumer
	Segment	Segment	Total

Balance as of December 31, 2004	$63,401	$9,857	$73,258
Goodwill acquired during the year	—	1,686	1,686

Balance as of December 31, 2005	63,401	11,543	74,944
Goodwill acquired during the year	—	100	100
Purchase accounting adjustments	—	(900)	(900)

Balance as of December 31, 2006	63,401	10,743	74,144
Goodwill acquired during the year	—	150	150

Balance as of September 31, 2007	$63,401	$10,893	$74,294

Milestone AV Technologies, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except share and per share amounts)

Intangible assets consist of the following:

	Trademark/
	Trade	Patented	Noncompete	Customer	Supply	Deferred
	Name	Technology	Agreement	Relationships	Contract	Financing	Total

Estimated useful life	Indefinite	5 years	7 years	7 years	3.75 years	6 years
December 31, 2005:
Gross carrying amount	$3,300	$1,700	$3,100	$5,200	$—	836	$14,136
Accumulated amortization	—	(425)	(553)	(929)	—	(70)	(1,977)

Net carrying amount	$3,300	$1,275	$2,547	$4,271	$—	$766	$12,159

December 31, 2006:
Gross carrying amount	$3,300	$1,700	$3,100	$5,200	$900	$1,672	$15,872
Accumulated amortization	—	(765)	(992)	(1,664)	(260)	(112)	(3,793)

Net carrying amount	$3,300	$935	$2,108	$3,536	$640	$1,560	$12,079

September 30, 2007:
Gross carrying amount	$3,300	$1,700	$3,100	$5,200	$900	$1,672	$15,872
Accumulated amortization	—	(1,020)	(1,324)	(2,221)	(440)	(314)	(5,319)

Net carrying amount	$3,300	$680	$1,776	$2,979	$460	$1,358	$10,553

Intangible assets are amortized on a straight-line basis over their estimated useful lives.

Total amortization of intangible assets was $465, $1,525 and $1,774 for the years ended December 31, 2004, 2005 and 2006, respectively.

Based on the intangible assets in service as of December 31, 2006, estimated amortization expense for the next five years ending December 31 is as follows:

2007	$1,766
2008	1,766
2009	1,601
2010	1,186
2011	900

6.	Long-Term Debt

In June 2005, the Company entered into a credit facility with financial institutions providing the Company with two term loans and a line of credit of $15,000. The term loans and the line of credit accrue interest monthly at varying rates indexed to prime and LIBOR interest rates. Amounts due under the facilities are collateralized by the Company’s assets. The proceeds from these new credit facilities were used to pay a dividend of $56,556 to certain shareholders, to pay the dividends accrued as of December 31, 2004 of $6,419 and to repay the amounts outstanding under the Company’s existing credit facility. In connection with the new credit facility, the Company wrote off $523 of deferred financing fees associated with the previous credit facility. The amount expensed has been classified as other expense.

In July 2006, the Company entered into credit facilities with financial institutions providing the Company with two term loans totaling $215,000 and a line of credit of $20,000. The term loans and the

Milestone AV Technologies, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except share and per share amounts)

line of credit accrue interest monthly at varying rates indexed to prime and LIBOR interest rates. Amounts due under the facilities are collateralized by the Company’s assets. The proceeds from these new credit facilities were used to pay a dividend of $130,300 and to repay the amounts outstanding under the Company’s existing credit facility. In connection with the new credit facility, the Company wrote off $685 of deferred financing fees associated with the previous credit facility. The amount expensed has been classified as other expense.

Term loan A requires quarterly principal and interest payments commencing September 2006 and ending March 31, 2012. At December 31, 2006, principal outstanding on term loan A was $144,250. At December 31, 2006, the interest rate in effect on term loan A was 8.10%. The annual sums of scheduled quarterly principal repayments are presented in the table below:

2007	$1,500
2008	1,500
2009	1,500
2010	1,500
2011	1,500
Thereafter	136,750

$144,250

Term loan B requires quarterly interest payments commencing September 2006 and ending June 30, 2013. At December 31, 2006, the principal outstanding on term loan B was $70,000. At December 31, 2006, the interest rate in effect on term loan B was 11.85%. There are no required quarterly principal payments, and the balance is due in full on June 30, 2013.

At December 31, 2006, the Company had $8,932 outstanding on its line of credit. Principal is due in full upon the maturity date of June 30, 2012. This amount has been included in the current portion of long-term debt. Under the credit facility, the Company is required to comply with various covenants. At December 31, 2006, the Company was in compliance with these covenants.

In connection with the acquisition of Sanus Systems, the Company issued notes payable aggregating $639 to certain former stockholders of Sanus Systems. The notes bear interest at a defined base rate minus 1% and were paid in the first quarter of 2005.

In December 2004, the Company entered into a financing arrangement in the amount of $237 to purchase equipment. The loan has an imputed interest rate of 5% and is payable in monthly installments of $10 over 24 months. At December 31, 2005 and 2006, outstanding principal was $111 and $0, respectively.

The carrying values of long-term debt approximate fair value.

7.	Stockholders’ Equity

Shares of Class A voting common stock are convertible into the same number of shares of Class B nonvoting stock at any time. In addition, the shares of Class C voting common stock are convertible into the same number of shares of Class A voting common stock or Class B nonvoting common stock at any time. Upon the closing of an initial public offering, all shares of Class B nonvoting common stock and Class C voting common stock will be converted into the same number of shares of common stock.

At December 31, 2004, there were 365 shares of Series A participating preferred stock which were converted into 1,429,428 shares of Class C stock on June 8, 2005.

Milestone AV Technologies, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except share and per share amounts)

In 2004, certain individuals purchased a total of 1,905,595 shares of Class B nonvoting common stock at a price per share of $2.10. The stockholders entered into note agreements with Milestone to pay for these shares issued. The notes bear interest at the rate of 5% per year. Notes totaling $2,903 were considered to be non-recourse and notes totaling $635 were considered to be with recourse. All outstanding notes and accrued interest were paid in full during 2006 in conjunction with the recapitalization completed in July 2006. Of the shares of Class B nonvoting common stock purchased, 1,383,645 shares vest over a three-year period ending September 24, 2007, if the individual remains an employee of the Company, while 521,950 shares vest over a four-year period with annual vesting dates beginning September 24, 2005 and ending September 24, 2008. At December 31, 2005 and 2006, 1,083,290 and 606,889 shares, respectively, remain to be vested. In the event that there remain shares to be vested at the time of a public offering or the Company is sold for a price greater than $110 million, 50% of any remaining unvested shares will vest, assuming the individual remains an employee, and any unvested shares will vest no later than one year after the initial public offering or sale event. Upon termination of employment, the Company has the ability to repurchase from the stockholder all of the owned shares. The repurchase price of the shares will be determined based on (i) in the event that the termination of employment is a result of the stockholder’s resignation prior to the end of the applicable vesting period, or in some instances, at any time for cause, the price per share will equal $2.10 per share plus interest at a rate of 5% per year and (ii) otherwise at a purchase price per vested share equal to the market value per share (as determined by an independent appraisal) and at a purchase price per unvested share of $2.10 plus interest at a rate of 5% per year. In addition, with respect to a total of 560,540 shares of this class B nonvoting common stock, the stockholder has the ability to put the shares back to the Company upon termination of employment at any time and for any reason other than by the Company for cause or as a result of the voluntary resignation of the stockholder. Upon the put right being exercised, the Company will repurchase all of the shares then owned by the stockholder at a price per share based on whether or not the shares are vested and the conditions under which employment was terminated. In the event that the shares are vested, the price per share will equal the market value per share (as determined by an independent appraisal). For any shares that are unvested, the price per share will be $2.10 plus accrued interest incurred at the rate of 5% per year. The Company has accounted for the shares purchased with a note considered to be non-recourse as variable awards, and as a result of the increase in the fair market value of the Company’s Class B nonvoting common stock, the Company expensed $1,258 and $484 in the years ended December 31, 2005 and 2006, respectively. In July 2006, the Company recorded $3,300 of share-based compensation expense related to our recapitalization for payments made to employees who own restricted common stock purchased with nonrecourse notes. The notes were repaid in July 2006.

Milestone has authorized 36,485 shares of Series A participating preferred and 40,000,000 shares of Class A common. As of December 31, 2005 and 2006 no Series A participating preferred shares or Class A common shares were outstanding.

Stock Options

A total of 715,000 shares of Milestone’s common stock have been authorized for issuance under the 2003 Equity Incentive Plan (the Plan). The Plan provides for grants of incentive stock options, non-statutory stock options, restricted or unrestricted stock awards, and other share-based awards to our employees, officers, directors and consultants. The Plan is administered by the Board of Directors, which has the sole discretion and authority, consistent with the provisions of the Plan, to determine which eligible participants will receive awards, when awards will be granted, the term of the awards and the number of shares that will be subject to awards. The purpose of the Plan is to enable the Company to attract, retain and reward the best-available employees, to provide participants with incentives to improve shareholder value and to contribute to the growth and financial success of the Company through their future services with the Company.

Milestone AV Technologies, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except share and per share amounts)

The exercise price of options may not be less than the fair market value of the stock on the date of grant and the options are exercisable for a period not to exceed ten years from the date of grant. Existing option awards are typically subject to the following vesting schedule: (1) 50% upon issue date and 50% on the first anniversary date or (2) 25% upon issue date and 25% each 12 months thereafter. Awards granted may be subject to other vesting terms as determined by the Board of Directors.

The Company adopted SFAS No. 123R, which requires the measurement and recognition of compensation expense for all share-based payment awards made under the Company’s stock option plan, based on fair value, using an option pricing model. The value of the portion of the award that is ultimately expected to vest is recognized over the requisite service periods in the Company’s statements of operations. As the Company is considered a nonpublic entity, as defined in SFAS No. 123R, that used the minimum value method for pro forma disclosures under SFAS No. 123, Accounting for Stock-Based Compensation, the Company was required to apply the prospective transition method at the date of adoption. As such, the Company applies the statement to any new awards and to any awards modified, repurchased or cancelled since January 1, 2006. For all awards outstanding on December 31, 2005, the Company continues to apply the intrinsic-value-based method of accounting prescribed by APB Opinion No. 25. Under the provisions of SFAS No. 123R, the Company will not provide any pro forma disclosures for outstanding awards accounted for under the intrinsic value method.

The Company records compensation expense for option awards based on the estimated fair value of the options on the grant date using assumptions required by SFAS No. 123R. Due to the insufficient history related to options, the Company has completed an internal analysis of the expected life of the options and the result of the study yielded five years. Volatility is determined based on volatilities of similar companies using historical data that corresponds to the expected term of the options granted. The risk-free interest rate is based on the Federal Reserve rate for U.S. government securities with a term that corresponds to the expected term of the options granted. The Company uses historical data and other factors to estimate the expected forfeiture rate.

As a result of adopting SFAS No. 123R on January 1, 2006, the net income for the year ended December 31, 2006 and nine months ended September 30, 2006 and 2007 was lower by approximately $12, $0 and $37, respectively, than if the Company had continued to account for share-based compensation under APB No. 25. As of December 31, 2006 and September 30, 2007, total compensation related to nonvested options not yet recognized in the financial statements was approximately $184 and $147 respectively, and the weighted average period over which it is expected to be recognized is approximately 3.75 years and 3.00 years, respectively.

The following table summarizes the assumptions used to estimate the fair value of options granted using the Black-Scholes Model:

		December 31,
	2004	2005	2006

Expected dividend yield	—	—	—
Expected stock price volatility	—	—	39.3%
Risk-free interest rate	4.7%	4.1%	4.5%
Expected life of options	5 years	5 years	5 years

Milestone AV Technologies, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except share and per share amounts)

Pro forma information regarding the net income and net income per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The following table illustrates the effect on the net income per share if the Company had applied the fair value recognition provision of SFAS No. 123:

	December 31,
	2004	2005	2006

Net income applicable to common stockholders, as reported	$4,527	$(27,836)	$11,959
Deduct: Share-based compensation determined under the fair value method	(141)	(89)	(9)

Pro forma net income applicable to common stockholders	$4,386	$(27,925)	$11,950

Net income per share:
Basic — as reported	$0.28	$(1.03)	$0.43
Basic — pro forma	$0.27	$(1.03)	$0.43
Diluted — as reported	$0.26	$(1.03)	$0.42
Dilutes — pro forma	$0.25	$(1.03)	$0.42

The following table summarizes the options to purchase shares of Milestone class B common stock under its stock option plan:

			Weighted Average	Weighted Average
	Shares Available	Plan Options	Exercise Price	Grant Date Fair
	for Grant	Outstanding	per Share	Value per Share

Balance at December 31, 2003	715,000	—	$—	$—
Granted	(546,689)	546,689	$2.10	$0.44

Balance at December 31, 2004	168,311	546,689	$2.10	$0.44
Granted	(17,875)	17,875	$2.10	$0.39

Balance at December 31, 2005	150,436	564,564	$2.10	$0.44
Granted	(128,700)	128,700	$3.67	$1.53

Balance at December 31, 2006	21,736	693,264	$2.39	$0.64
Cancelled	70,070	(70,070)	$2.10	$0.44

Balance at September 30, 2007	91,806	623,194	$2.42	$0.66

The following table contains details of the options outstanding as of September 30, 2007:

	Options Outstanding			Options Exercisable
		Weighted-Average	Weighted Average		Weighted-Average
	Number	Remaining	Grant Date Fair		Exercise Price
Range of Exercise Prices	Outstanding	Contractual Life	Value per Share	Number Exercisable	per Share

$2.10	494,494	7.0 years	$0.44	490,025	$2.10
$3.67	128,700	9.0 years	$1.53	32,175	$3.67

	623,194	7.4 years	$0.66	522,200	$2.19

Milestone AV Technologies, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except share and per share amounts)

8.	Income Taxes

The provision for income taxes consists of the following:

				Nine Months
				Ended
	Year Ended December 31,			September 30,
	2004	2005	2006	2006	2007
				(Unaudited)

Current tax expense:
Federal	$3,835	$8,587	$8,242	$5,702	$7,779
State	440	936	859	499	681
Foreign	—	—	—	—	—

Current tax expense	4,275	9,523	9,101	6,201	8,460
Deferred tax expense (benefit)	445	(940)	(869)	(825)	(2,474)

Provision for income taxes	$4,720	$8,583	$8,232	$5,376	$5,986

The components of net deferred tax assets consist of the following:

	December 31,		September 30,
	2005	2006	2007

Current deferred tax assets, net:
Inventories	$153	$1,161	$2,854
Sales returns allowance	544	672	570
Acquisition costs	73	—	—
Other accruals	68	90	108

Total current deferred tax assets, net	838	1,923	3,532

Noncurrent deferred tax assets, net:
Nonstatutory stock options/restricted stock	732	664	781
Depreciation and amortization	(1,587)	(1,735)	(1,924)
Foreign net operating losses	—	—	642
Interest rate swap	—	—	295

Total deferred tax assets, net	(855)	(1,071)	(206)

Net deferred tax assets	$(17)	$852	$3,326

The reconciliation between the statutory federal income tax rate and the effective rate is as follows:

				Nine Months
				Ended
	Year Ended December 31,			September 30,
	2004	2005	2006	2006	2007
				(Unaudited)

Federal income tax rate	35.0%	35.0%	35.0%	35.0%	35.0%
State taxes, net of federal tax	4.9	4.9	2.4	2.4	2.3
Permanent differences	(1.7)	(2.3)	3.0	3.0	(0.5)
Other	(5.2)	(2.4)	0.4	0.4	0.9

Effective income tax rate	33.0%	35.2%	40.8%	40.8%	37.7%

In July 2006 the FASB issued Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s

Milestone AV Technologies, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except share and per share amounts)

financial statements in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

The Company adopted FIN 48 on January 1, 2007. At the date of adoption, the Company had $673 of total gross unrecognized tax benefits. Of this total, $673 represents the amount of unrecognized tax benefits that, if recognized, would favorably affect its effective tax rate in future periods. There were no material adjustments for the unrecognized tax benefits in the first three quarters of 2007.

The Company is subject to U.S. federal income tax as well as income tax in multiple state jurisdictions and foreign jurisdictions. Currently, no jurisdictions are under examination.

The Company continues to recognize interest and penalties related to uncertain tax positions in income tax expense. Upon the adoption of FIN 48, the Company had approximately $80 of accrued interest related to uncertain tax positions.

The Company does not anticipate any significant increase or decreases in unrecognized tax benefits within 12 months of adoption. Immaterial amounts of interest expense will continue to accrue.

9.	Segment Information

The Company operates within its targeted markets through two reportable segments, those being related to products sold into the consumer and commercial segments. The Company’s consumer segment offers products through regional home theater dealers, consumer electronics retailers and mass merchants. The Company’s commercial segment offers products through Pro-AV dealers, custom integration dealers, distributors and OEMs. The nature of products and types of customers for both segments vary significantly. As such, the segments are managed separately.

The Company’s Chief Executive Officer has been identified as the Chief Operating Decision Maker (CODM). The CODM evaluates performance and allocates resources based on net sales and income from operations of each segment. Income from operations represents net sales less cost of goods sold and operating expenses including certain allocated general and administrative costs. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. There are no intersegment sales or transfers.

Income from operations was reduced by a $6,118 payment made to optionholders and employees who owned restricted stock as part of the 2006 recapitalization. Income from operations in the consumer segment and the commercial segment was reduced by $3,253 and $2,865, respectively.

Milestone AV Technologies, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except share and per share amounts)

The following segment results include allocations of certain costs which are allocated based on various metrics designed to correlate with consumption.

				Nine Months Ended
	Year Ended December 31,			September 30,
	2004	2005	2006	2006	2007
				(unaudited)

Net sales:
Consumer	$17,716	$74,982	$136,167	$83,238	$117,676
Commercial	42,579	55,128	67,834	50,234	61,131

	$60,295	$130,110	$204,001	$133,472	$178,807
Income from operations:
Consumer	$2,575	$12,142	$20,918	$10,493	$16,981
Commercial	13,001	17,045	14,248	11,278	13,970

	$15,576	$29,187	$35,166	$21,771	$30,951
Net sales by location:
Domestic	$56,959	$120,678	$182,409	$122,005	$152,317
International	3,336	9,432	21,592	11,467	26,490

	$60,295	$130,110	$204,001	$133,472	$178,807

10.	Operating Leases

The Company leases its U.S. offices and warehouse facilities under operating leases in Savage and Roseville, Minnesota that expire in April 2009 and August 2008, respectively. The Roseville, Minnesota lease has one remaining one-year renewal option followed by one two-year renewal option. In addition, the Company has operating leases on office facilities in Eindhoven, the Netherlands and Shenzhen, China and operating leases on three automobiles located in Eindhoven, the Netherlands. Rent expense was $557, $1,125 and $3,020 for the years ended December 31, 2004, 2005 and 2006, respectively.

Future minimum lease payments are as follows:

2007	$1,526
2008	1,298
2009	313

11.	Retirement Plan

The Company maintains an employee retirement plan under which employees who meet certain eligibility requirements may defer a portion of their annual compensation, pursuant to Section 401(k) of the Internal Revenue Code. The Company provides a match of employee contributions to the plan. The Company contributed $66, $164 and $259, for the years ended December 31, 2004, 2005 and 2006, respectively.

12.	Contingencies

In the normal course of business, the Company may be subject to lawsuits and other claims and proceedings. These matters are subject to uncertainty, and outcomes are not predictable with assurance. Management is not aware of any pending or threatened lawsuit that would have a material adverse effect on the Company’s financial condition or results of operations.

13.	Subsequent Event

On October 23, 2007 the Company closed on a definitive agreement to purchase a 24% interest in CLO Systems, LLC, a California limited liability company. The Company paid $1,440 to purchase the 24% minority interest.

Milestone AV Technologies, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except share and per share amounts)

On November 21, 2007, the Company declared a 143 to 1 stock split in the form of a stock dividend giving Class B common shareholders and Class C common shareholders 142 shares for each share of Class B common stock and Class C common stock issued and outstanding on November 21, 2007. The Company also increased the number of shares authorized of Class A voting common stock, Class B nonvoting common stock and Class C voting common stock to 40,000,000 shares, 30,000,000 shares and 10,000,000 shares, respectively. All share and per share data have been adjusted retroactively to reflect the stock dividend and additional shares authorized.

14.	Restatement of Consolidated Financial Statements

The Company has restated its consolidated balance sheets as of December 31, 2005 and 2006 and its statements of stockholders’ equity (deficit) as of December 31, 2004, 2005 and 2006 to correct an error in its presentation of certain outstanding shares of its Class B nonvoting common stock. The shares of Class B nonvoting common stock had previously been accounted for as temporary equity but the Company has corrected the error in its previous accounting by treating the applicable shares in the permanent equity section of the balance sheet.

The following table presents the effects of correcting the accounting treatment of the Class B nonvoting common stock (in thousands):

	December 31, 2005
	As Reported	Adjustments	As Restated

560,540 shares of Class B nonvoting common stock	$5,493	$(3,807)	$1,686
Class B nonvoting common stock note receivable	(3,538)	2,362	(1,176)

	1,955	(1,445)	510
Stockholders’ equity (deficit):
Class A common stock — $.001 par value:
40,000,000 shares authorized, no shares issued and Outstanding	—	—	—
Class B nonvoting common stock — $.001 par value:
30,000,000 shares authorized, 19,949,865 shares issued and outstanding as of December 31, 2005 and 2006	—	—	—
Class C common stock — $.001 par value: 10,000,000 shares authorized, 7,578,433 shares issued and outstanding	—	—	—
Additional paid-in capital	69,868	3,807	73,675
Other comprehensive loss	—	—	—
Accumulated deficit	(35,753)	—	(35,753)

	34,115	3,807	37,922
Shareholder note receivable	—	(2,362)	(2,362)

Total stockholders’ equity (deficit)	$34,115	$1,445	$35,560

Milestone AV Technologies, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except share and per share amounts)

	December 31, 2006
	As Reported	Adjustments	As Restated

560,540 shares of Class B nonvoting common stock	$6,178	$(4,296)	$1,882
Class B nonvoting common stock note receivable	—	—	—

	6,178	(4,296)	1,882
Stockholders’ equity (deficit):
Class A common stock — $.001 par value:
40,000,000 shares authorized, no shares issued and Outstanding	—	—	—
Class B nonvoting common stock — $.001 par value:
30,000,000 shares authorized, 19,949,865 shares issued and outstanding as of December 31, 2005 and 2006	—	—	—
Class C common stock — $.001 par value: 10,000,000 shares authorized, 7,578,433 shares issued and outstanding	—	—	—
Additional paid-in capital	69,706	4,296	74,002
Other comprehensive loss	(71)	—	(71)
Accumulated deficit	(154,103)	—	(154,003)

Total stockholders’ equity (deficit)	$(84,468)	$4,296	$(80,172)

A

D

A

B

A

B

E

A

C

A

C

A

A

C

B

We focus on innovative high quality AV mounting and display solutions supported by responsive customer service.

A Flat-Panel Display Mounting Solutions
Milestone offers a myriad of products for flat-panel TVs and monitors, providing stability, versatility and aesthetic appeal. The broad range includes low profile, tilting and full-motion wall mounts, automated lifts and mounts, carts and stands, monitor solutions, and a broad range of other products and accessories. Patented and patent-pending features provide effortless repositioning of TVs and/or monitors.

B Projector Mounting Solutions
We provide a full portfolio of solutions for the wide range of projector installations in commercial and consumer markets. Ceiling adapters, columns, projector mounts, and security products allow for rapid installation time with a variety of patented and patent-pending technologies. We also provide automated lift solutions for a variety of ceiling types.

C AV Furniture
Milestone creates unique AV furniture by combining advanced technology and a wide array of contemporary styling. Patented and patent-pending features improve sound quality, keep AV equipment cooler and simplify cable management. With dozens of sizes, shapes, styles and colors, there are solutions for various applications and tastes. Innovative, new "on-wall" furniture allows for wall-mounting AV components along with a flat panel TV.

D Speaker Stands
The Sanus Foundations® line of speaker stands has been in development since 1986. This line incorporates testing in anechoic sound chambers and technology such as custom-engineered energy absorbing base material and resonance damping support materials.

E Other AV Products and Accessories
To complement our mounting solutions, furniture and speaker stands, we recently introduced in-wall installation boxes, power conditioners, and flat-panel TV screen care systems that support the installation and maintenance of various display technologies.

SANUS™ SYSTEMS

CHIEF®

A complete family of innovative AV accessories.

milestone
AV Technologies Inc

Milestone AV Technologies, Inc.

12,000,000 Shares
Common Stock

PROSPECTUS
          , 2007

Wachovia Securities

Piper Jaffray

William Blair & Company

Jefferies & Company

Robert W. Baird & Co.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses payable by the registrant in connection with the sale and distribution of the securities registered hereby. All amounts are estimates except for the SEC registration fee, the NASD filing fee and the New York Stock Exchange Listing Fee. The selling stockholders will not pay any of the registration expenses.

SEC Registration Fee	$6,779
FINRA Filing Fee	$22,580
New York Stock Exchange Listing Fee	$150,000
Transfer Agent Fees	$20,000
Accounting Fees and Expenses	$550,000
Legal Fees and Expenses	$1,000,000
Printing Fees and Expenses	$350,000
Miscellaneous	$800,641

Total:	$2,900,000

Item 14.	Indemnification of Directors and Officers.

Our certificate of incorporation provides that the company, to the full extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. It further provides that expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the company as authorized thereby.

Item 15.	Recent Sales of Unregistered Securities.

Since January 1, 2004, we have issued unregistered securities to a limited number of persons described below. The number of shares and exercise price per share shown here reflect the 100:1 reverse stock split that occurred on December 1, 2004 and a 143 for 1 stock split that occurred on November 21, 2007.

(a) On September 24, 2004 and June 8, 2005, we granted options to our employees to purchase 546,689 and 17,875 shares of our Class B common stock, respectively, with an exercise price of $2.10 per share. On September 18, 2006, we granted an option to Troy Peifer to purchase 128,700 shares of our Class B common stock with an exercise price of $3.67 per share.

The issuances of stock options and the shares of common stock issuable upon the exercise of the options as described in section (a) of this Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Section 3(b) of the Securities Act and Rule 701 promulgated thereunder. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

(b) From March 15, 2004 to December 31, 2005, we issued an aggregate of 3,522,235 shares of our Class B common stock to employees and consultants for a purchase price ranging from $0.70 per share to $2.10 per share pursuant to certain restricted stock purchase agreements.

(c) On March 16, 2004, we issued 35,750 shares of our Class B common stock to JPM Consulting Inc. for a price of $0.70 per share. On September 24, 2004, we issued 10,586,433 shares of our Class B common stock to Friedman Fleischer & Lowe Capital Partners, L.P. for a price of $2.10 per share. On September 24, 2004, we issued 191,510 shares of our Class B common stock to FFL Executive Partners, L.P. for a price of $2.10 per share. On September 24, 2004, we issued 1,329,007 shares of our Class B common stock to GM Capital Partners I, L.P. for a price of $2.10 per share. On September 24, 2004, we issued 988,914 shares of our Class B common stock to JP Morgan Chase Bank, as Trustee for First Plaza Group Trust, for a price of $2.10 per share. On September 24, 2004, we issued 1,601,303 shares of our Class B common stock to Fulham Investors, L.P. for a price of $2.10 per share.

(d) On December 6, 2005, we issued 238,953 shares of our Class B common stock to Stuart John Bulcraig and Andrew Peter Tuckey as trustees of the Happy Valley Trust in consideration of the transfer of all intellectual property rights owned by AV Supply Group 2002 Limited to us.

No underwriters were involved in the foregoing sales of securities. The securities described in this paragraphs (b), (c) and (d) of Item 15 were sold in reliance on the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act relative to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits:

The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated by reference herein.

(b) Financial Statement Schedules:

Report of Independent Registered Public Accounting Firm on Schedule

Schedule II — Valuation and Qualifying Accounts

All other schedules have been omitted because the information required to be shown in the schedules is not applicable or is included elsewhere in the Company’s financial statements and notes thereto.

The Board of Directors
Milestone AV Technologies, Inc.

We have audited the consolidated financial statements of Milestone AV Technologies, Inc. (f/k/a “CSAV Holding Corp.”) as of December 31, 2005 and 2006, and for each of the three years in the period ended December 31, 2006, and have issued our report thereon dated December 3, 2007, (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
December 3, 2007

Milestone AV Technologies, Inc.
Schedule II — Valuation and Qualifying Accounts
Years Ended December 31, 2004, 2005 and 2006

(Dollars in thousands)

		Additions Charged		Balance Acquired
	Balance at	to Costs and	Less	Through Acquisition on	Balance at
	Beginning of Year	Expenses	Deductions	September 24, 2004	end of Year

Accounts Receivable
Allowances:
2004	$106	$2,418	$1,871	$17	$670
2005	670	5,233	4,543	—	1,360
2006	1,360	8,359	7,916	—	1,803

Inventory Valuation
Allowances:
2004	$—	$394	$394	$29	$29
2005	29	722	714	—	37
2006	37	2,798	683	—	2,152

Item 17.	Undertakings.

(1) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(3) The undersigned registrant hereby undertakes that:

(a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 3 to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, state of New York on December 4, 2007.

MILESTONE AV TECHNOLOGIES, INC.

By:	/s/ Scott J. Gill
Scott J. Gill
Chief Executive Officer

By:	/s/ Troy A. Peifer
Troy A. Peifer
Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to this Registration Statement has been signed by the following:

Signature		Title	Date

/s/ Scott J. Gill Scott J. Gill		Chief Executive Officer, President and Director (Principal Executive Officer)	December 4, 2007
/s/ Troy A. Peifer Troy A. Peifer		Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	December 4, 2007

* Paul D. Arling		Director	December 4, 2007

* Caleb S. Everett		Director	December 4, 2007

* Spencer C. Fleischer		Director	December 4, 2007

* Timothy W. Fulham		Director	December 4, 2007

* Dale R. Glomsrud		Director	December 4, 2007

* Aaron S. Money		Director	December 4, 2007

*By:	/s/ Scott J. Gill Scott J. Gill Attorney-in-Fact

Exhibit Index

Exhibit
Number		Description of Document

1.1		Form of Underwriting Agreement.
3	.1**	Certificate of Incorporation of the Company.
3	.2**	Form of Amended and Restated Certificate of Incorporation of the Company.
3	.3**	Bylaws of the Company.
3	.4**	Form of Amended and Restated Bylaws of the Company.
4	.1**	Specimen stock certificate for shares of common stock of the Company.
4	.3**	Stockholder Agreement, dated as of August 29, 2003, by and among Chief Manufacturing Holding Corp., Friedman Fleischer & Lowe Capital Partners, L.P., FFL Executive Partners, L.P., John N. Fulham, III, Timothy W. Fulham, James P. Miller, Dale Glomsrud, Jay S. Dittmer, Ronald C. Jensen, Fulham Investors, L.P., JP Morgan Chase Bank, as trustee for First Plaza Trust, GM Capital Partners I L.P., Bain & Company, Inc., Jim Wohlford, Steve Durkee, Scott Gill, and Keith Pribyl, as amended.
4	.4**	Registration Rights Agreement, dated as of August 29, 2003, by and among Chief Manufacturing Holding Corp., Friedman Fleischer & Lowe Capital Partners, L.P., FFL Executive Partners, L.P., John N. Fulham, III, Timothy W. Fulham, James P. Miller, Dale Glomsrud, Jay S. Dittmer, Ronald C. Jensen, Fulham Investors, L.P., JP Morgan Chase Bank, as trustee for First Plaza Trust, GM Capital Partners I L.P., Bain & Company, Inc., Jim Wohlford, Steve Durkee, Scott Gill, and Keith Pribyl, as amended.
4	.5**	Restricted Stock Purchase Agreement, dated as of June 17, 2005, by and between Chief Manufacturing Holding Corp. and Dave Carlson.
4	.6**	Restricted Stock Purchase Agreement, dated as of September 24, 2004, by and between Chief Manufacturing Holding Corp. and Jay Dittmer.
4	.7**	Restricted Stock Purchase Agreement, dated as of June 17, 2005, by and between Chief Manufacturing Holding Corp. and Steve Durkee.
4	.8**	Restricted Stock Purchase Agreement, dated as of September 24, 2004, by and between Chief Manufacturing Holding Corp. and Steve Durkee.
4	.9**	Restricted Stock Purchase Agreement, dated as of September 24, 2004, by and between Chief Manufacturing Holding Corp. and Steve Durkee.
4	.10**	Restricted Stock Purchase Agreement, dated as of March 31, 2004, by and between Chief Manufacturing Holding Corp. and Steve Durkee.
4	.11**	Restricted Stock Purchase Agreement, dated as of March 15, 2004, by and between Chief Manufacturing Holding Corp. and Scott Gill.
4	.12**	Restricted Stock Purchase Agreement, dated as of June 17, 2005, by and between Chief Manufacturing Holding Corp. and Scott Gill.
4	.13**	Restricted Stock Purchase Agreement, dated as of September 24, 2004, by and between Chief Manufacturing Holding Corp. and Scott Gill.
4	.14**	Restricted Stock Purchase Agreement, dated as of September 24, 2004, by and between Chief Manufacturing Holding Corp. and Scott Gill.
4	.15**	Restricted Stock Purchase Agreement, dated as of December 30, 2005, by and between Chief Manufacturing Holding Corp. and Scott Gill.
4	.16**	Restricted Stock Purchase Agreement, dated as of September 24, 2004, by and between Chief Manufacturing Holding Corp. and Ronald C. Jensen.
4.17		Restricted Stock Purchase Agreement, dated as of September 24, 2004, by and between Chief Manufacturing Holding Corp. and Keith Pribyl, as amended.
4	.18**	Restricted Stock Purchase Agreement, dated as of June 17, 2005, by and between Chief Manufacturing Holding Corp. and Keith Pribyl.
4	.19**	Restricted Stock Purchase Agreement, dated as of June 17, 2005, by and between Chief Manufacturing Holding Corp. and Keith Pribyl.
4.20		Restricted Stock Purchase Agreement, dated as of September 24, 2004, by and between Chief Manufacturing Holding Corp. and Jim Wolhford as amended.
4	.21**	Restricted Stock Purchase Agreement, dated as of June 17, 2005, by and between Chief Manufacturing Holding Corp. and Jim Wolhford.
4	.22**	Restricted Stock Purchase Agreement, dated as of June 17, 2005, by and between Chief Manufacturing Holding Corp. and Jim Wolhford.

Exhibit
Number		Description of Document

4	.23**	Restricted Stock Purchase Agreement, dated as of August 29, 2003, by and between Chief Manufacturing Holding Corp. and Dale Glomsrud.
4	.24**	Stock Purchase Agreement, dated as of March 16, 2004, by and between Chief Manufacturing Holding Corp. and JPM Consulting Inc.
4	.25**	Chief Manufacturing Holding Corp. 2003 Equity Incentive Plan
4	.26**	Milestone AV Technologies, Inc. 2007 Equity Incentive Plan
5.1		Opinion of Bingham McCutchen LLP.
10	.1**	Lease Contract, dated as of August 1, 2006, by and between Stuart Bulcraig and Jin Hong Bing and Shenzen CSAV Trading Co. Ltd. for the house property located in Shenzhen City, People’s Republic of China.
10	.2**	Amended and Restated Employment and Non-Competition Agreement, effective as of September 24, 2007, by and between Chief Manufacturing, Inc. and Scott Gill.
10	.3**	Amended and Restated Employment and Non-Competition Agreement, effective as of September 24, 2007, by and between CSAV, Inc. and Troy Peifer.
10	.4**	Amended and Restated Employment and Non-Competition Agreement, effective as of September 24, 2007, by and between Chief Manufacturing, Inc. and Steven Durkee.
10	.5**	Amended and Restated Employment and Non-Competition Agreement, effective as of September 24, 2007, by and between Chief Manufacturing, Inc. and Jim Wohlford.
10	.6**	Amended and Restated Employment and Non-Competition Agreement, effective as of September 24, 2007, by and between Chief Manufacturing, Inc. and Keith Pribyl.
10	.7**	Office/Warehouse Lease, dated as of January 30, 2004, by and between Opus Northwest, L.L.C. and Chief Manufacturing, Inc.
10	.8**	Employment and Non-Competition Agreement, effective as of December 6, 2005, by and between CSAV Asia Pacific Limited and Stuart John Bulcraig.
10	.9**	Employment Agreement, dated as of September 1, 2005, by and between CSAV Europe B.V. and Paul Feenstra.
10	.10**	Termination and Transaction Agreement, dated as of December 6, 2005, by and among AV Supply Group 2001 Limited, Stuart John Bulcraig personally and as trustee of The Happy Valley Trust, Andrew Peter Tuckey as trustee of The Happy Valley Trust, Decade Industries, Inc., CSAV Asia Pacific Limited and CSAV Holding Corp.
10	.11**	Credit Agreement, dated as of July 21, 2006, by and among CSAV, Inc., General Electric Capital Corporation, Wells Fargo Bank, N.A. and the Other Financial Institutions Party Thereto.
10	.12**	Second Lien Credit Facility, dated as of July 21, 2006, by and among CSAV, Inc., General Electric Capital Corporation, Allied Capital Corporation, GE Capital Markets, Inc. and the Other Financial Institutions Party Thereto
10	.13**	Guaranty, Pledge and Security Agreement, dated as of July 21, 2006, by CSAV, Inc. and CSAV Holding Corp. in favor of General Electric Capital Corporation.
10	.14**	Guaranty, Pledge and Security Agreement, dated as of July 21, 2006, by CSAV, Inc. and CSAV Holding Corp. in favor of Allied Capital Corporation.
10	.15**	Industrial/Warehouse Lease Agreement, dated as of February 20, 2004, by and between Oire National Minnesota, L.L.C. and Decade Industries, Inc., d/b/a Sanus Systems.
10	.16**	First Amendment to Industrial/Warehouse Lease Agreement dated as of June 1, 2005 by and between Oire National Minnesota, L.L.C. and Decade Industries, Inc. d/b/a Sanus Systems.
10	.17**	Lease Agreement, dated as of June 26, 2006, by and between CSM Family Holdings, L.L.C. and CSAV, Inc.
21	.1**	List of the Company’s Subsidiaries.
23.1		Consent of Ernst & Young LLP, independent registered public accounting firm.
23.2		Consent of Bingham McCutchen LLP (included as part of Exhibit 5.1).
24	.1**	Power of Attorney (included in signature pages to Registration Statement).

**	Previously filed.